QuickLinks -- Click here to rapidly navigate through this document

FOR THE YEAR ENDED DECEMBER 31, 2010
FEBRUARY 28, 2011

annual information form

TALISMAN
ENERGY

Table of Contents

Introduction	01
Corporate Structure	01
General Development of the Business	02
Strategy	02
Activities and Events	02
Description of the Business	06
General	06
North America	07
UK	10
Scandinavia	11
Southeast Asia	12
Other	14
Exploration	15
Reserves and Other Oil and Gas Information	18
Internal Evaluation	18
Reserves Estimates	19
Reserves Reconciliations	21
Discounted Future Net Cash Flows	25
Productive Wells	29
Acreage	30
Production	31
Drilling Activity	34
Other Oil and Gas Information	38
Competitive Conditions	45
Corporate Responsibility and Environmental Protection	45
Corporate Policies	45
Health, Safety and Environmental Protection	46
Employees	47
Description of Capital Structure	47
Share Capital	47
Ratings	48
Market for the Securities of the Company	49
Trading Price and Volume	49
Prior Sales	50
Dividends	50
Directors and Officers	51
Directors	51
Officers	54
Shareholdings of Directors and Executive Officers	55
Conflicts of Interest	55
Audit Committee Information	56
Legal Proceedings	56
Risk Factors	56
Transfer Agents and Registrars	62
Interests of Experts	62
Forward-Looking Information	63
Note Regarding Reserves Data and Other Oil and Gas Information	65
Exchange Rate Information	65
Abbreviations	66
Additional Information	67
Schedule A – Reserves Data and Other Oil & Gas Information Under Canadian Disclosure Requirements	68
Schedule B – Report on NI 51-101 Reserves Data by Talisman's Internal Qualified Reserves Evaluator	86
Schedule C – Report of Management and Directors on NI 51-101 Reserves Data and Other Information	87
Schedule D – Audit Committee Information	89

Introduction

This document is the Annual Information Form of Talisman Energy Inc. for the year ended December 31, 2010. Talisman is a global, diversified, upstream oil and gas company headquartered in Canada whose main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. Talisman also has a portfolio of international exploration opportunities. Talisman is listed on both the Toronto and New York stock exchanges under the symbol "TLM".

Unless the context indicates otherwise, references in this Annual Information Form to "Talisman" or the "Company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

All dollar amounts in this Annual Information Form are presented in Canadian dollars, except where otherwise indicated.

Information related to the presentation of reserves data and other oil and gas information, as well as applicable exchange rates and abbreviations, is located near the end of this Annual Information Form. Please refer to the table of contents.

Readers are directed to the "Forward-Looking Information" section contained in this Annual Information Form.

Corporate Structure

Talisman Energy Inc. is incorporated under the Canada Business Corporations Act. The Company's registered and head office is located at Suite 2000, 888-3rd Street SW, Calgary, Alberta, T2P 5C5.

The following table lists the material operating subsidiaries owned directly or indirectly by Talisman, their jurisdictions of incorporation and the percentage of voting securities beneficially owned, controlled or directed by Talisman as at December 31, 2010.

Name of Subsidiary	Jurisdiction of Incorporation/Formation	Percentage of Voting Securities Owned[1]

Talisman Energy Canada[2]	Alberta	100%

Talisman Energy USA Inc.	Delaware	100%

Talisman Energy Norge AS	Norway	100%

Talisman Energy (UK) Limited	England and Wales	100%

Talisman North Sea Limited	England and Wales	100%

Talisman (Corridor) Ltd.	Barbados	100%

Transworld Petroleum (UK) Limited	England and Wales	100%

Talisman Malaysia Limited	Barbados	100%

Talisman Wiriagar Overseas Limited	British Virgin Islands	100%

Talisman Energy Alpha Limited	England and Wales	100%

1
With the exception of Talisman Energy (UK) Limited, none of the above subsidiaries have any non-voting securities outstanding. All of the non-voting securities of Talisman Energy (UK) Limited are indirectly held by Talisman Energy Inc.

2
Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman's conventional Canadian oil and gas operations.

The above table does not include all of the subsidiaries of Talisman. The assets, sales and operating revenues of unnamed operating subsidiaries individually did not exceed 10% and, in the aggregate, did not exceed 20% of the total consolidated assets or total consolidated sales and operating revenues, respectively, of Talisman, as at and for the year ended December 31, 2010.

TALISMAN ENERGY ANNUAL INFORMATION FORM 1

General Development of the Business

Strategy

Talisman's business strategy is focused on:

•
establishing safe, long-term profitable growth from Talisman's operations in North America shale and Southeast Asia;

•
repositioning the international portfolio for renewal via high impact exploration in selected areas; and

•
operating Talisman's conventional North Sea business and conventional portfolio in North America at maximum efficiency to maintain stable, high quality production and cash generation for at least the next decade.

In 2010, Talisman repositioned its portfolio and achieved its operating targets. The Company completed the disposition of approximately $2 billion in non-core assets, largely comprised of North America natural gas and the acquisition of liquids rich assets in the Eagle Ford shale play in Texas, and entered into a large acquisition transaction involving producing assets in Colombia. Talisman also established a $1 billion strategic business relationship relating to the development of the Farrell Creek assets in the Montney shale play in British Columbia.

Operationally, the Company achieved an exit rate of 315 mmcf/d of natural gas in the Marcellus shale play, up from 65 mmcf/d at the end of 2009, as well as increased production volumes by 10% in Southeast Asia and new projects in the North Sea. Talisman replaced 164% of proved reserves in 2010 through additions and non-price revisions. Production averaged 417,000 boe/d.

Talisman views safe operations as its top priority and has set the objective of being a top quartile performer in this area. For additional information on Talisman's commitment to safety, communities and the environment, please see the Company's Corporate Responsibility Report available on the Company's corporate website at www.talisman-energy.com.

Activities and Events

During the past three years, Talisman has developed its business through a combination of exploration, development, and acquisitions and dispositions as described below.

North America

In March 2008, Talisman acquired RSX Energy Inc., a publicly traded company whose principal natural gas assets were located in the Outer Foothills and Peace River Arch areas of northern Alberta.

In June 2008, Talisman sold 100% of its non-strategic operations in the Lac La Biche area of Alberta. The assets related to these operations were producing approximately 29 mmcfe/d (5 mboe/d) and had proved reserves of 67 bcfe (11 mmboe) attributable to them as at December 31, 2007.

Talisman sold its interest in Lease 10 of the Athabasca oil sands in July 2008. These lands did not have any associated production or reserves.

Throughout 2008, Talisman acquired approximately 320,000 net acres of land prospective for shale through a combination of Crown purchases and acquisitions from other companies. The land acquired includes acreage in the Montney play in northeast British Columbia and the Marcellus play in New York and Pennsylvania.

In June 2009, Talisman sold its Cutbank Complex midstream assets in west central Alberta.

Also in June 2009, Talisman sold non-core Saskatchewan assets, which were producing approximately 8.5 mboe/d of net production and to which Talisman attributed proved reserves of 22 mmboe as at December 31, 2008.

2 TALISMAN ENERGY ANNUAL INFORMATION FORM

In November 2009, Talisman sold non-core oil and gas producing assets in the Southern Alberta Foothills, which were producing approximately 5 mboe/d of net production and to which Talisman attributed proved reserves of 30 mmboe as at December 31, 2008.

In November 2009, Talisman announced that it added 170,000 net acres of Tier 1 shale acreage in the Pennsylvania Marcellus and the Montney shale plays. The Company defines "Tier 1" acreage as top quality acreage with an expected breakeven of approximately $4/mcf. The Company also announced it was moving the Pennsylvania Marcellus shale play and parts of the Montney shale play into commercial development.

Also in November 2009, Talisman announced its decision to reorganize its North America business into two main businesses: Shale and Conventional. As a result of this decision, certain lands prospective for shale in British Columbia, Alberta and Quebec were transferred from Talisman Energy Canada to Talisman Energy Inc.

In May 2010, Talisman acquired 37,000 net acres and a significant operator position in the liquids rich area of the Eagle Ford shale play in south Texas.

In December 2010, Talisman entered into a 50/50 joint venture with a subsidiary of Statoil ASA ("Statoil") and completed the acquisition of an additional 97,000 net acres of Eagle Ford shale properties in Texas. The net cost to Talisman of this new acreage was US$482 million, after taking into account Statoil's purchase of 50% of Talisman's then-existing interest in 37,000 net acres in the Eagle Ford shale play. Talisman now holds approximately 78,000 net acres in the Eagle Ford shale play, predominantly in the liquids rich area of the play.

Also in December 2010, Talisman reached an agreement to sell 50% of its working interest in its Farrell Creek assets in the Montney shale play in British Columbia to a subsidiary of Sasol Limited ("Sasol"). Talisman and Sasol further agreed to establish a partnership to develop the Farrell Creek assets, with Talisman acting as managing partner and operator. Pursuant to the agreement, Sasol has agreed to pay Talisman $262.5 million at closing with the remaining $787.5 million as a funding commitment for Talisman's share of future capital spending in the Farrell Creek area for a total consideration of $1.05 billion. In addition, Talisman and Sasol have agreed to conduct a feasibility study around the economic viability of a facility in Western Canada to convert natural gas to liquid fuels using Sasol's commercial gas to liquids technology. Talisman and Sasol have also agreed to collaborate on certain other western Canadian natural gas opportunities. Subject to finalization of definitive agreements and receipt of regulatory approvals, closing is expected to occur in the first quarter of 2011.

During 2010, Talisman sold non-core assets in Canada for aggregate proceeds of approximately $2 billion. These transactions included approximately 1.8 million net acres of land in the greater Peace River Arch area in Alberta and British Columbia, the Alberta Foothills and Hinton areas in Alberta, as well as Shaunavon non-unit acreage in Saskatchewan and Talisman's interests in various Ontario properties. The assets collectively produced approximately 45,000 boe/d (approximately 90% natural gas) at the end of 2009.

UK

In November 2008, Talisman sold the Beatrice oilfield licence interest and leased the Beatrice oilfield infrastructure and Nigg oil terminal. Talisman's production from Beatrice in 2008 averaged approximately 1 mboe/d. Proved reserves attributed to these assets as at December 31, 2007 were 18 mmboe.

In January 2009, Talisman disposed of its entire non-operated interests in the Dutch sector of the North Sea. Talisman's production from the fields in 2008 averaged approximately 3 mboe/d and proved reserves attributed to these assets as at December 31, 2008 were approximately 11 mmboe.

In October 2010, Talisman achieved first production from the Burghley development in the UK, which it operates with a 37% working interest. In November 2010, Talisman achieved first production from the Auk North development, which it operates with a 100% working interest.

TALISMAN ENERGY ANNUAL INFORMATION FORM 3

Scandinavia

In June 2008, Talisman completed the sale of a subsidiary which held an interest in the Siri field in the Danish sector of the North Sea. Talisman's production from the Siri field in 2007 averaged 2.6 mboe/d. Talisman attributed 2 mmboe of proved reserves to this field as at December 31, 2007.

In January 2009, Talisman achieved first production from the Rev field in the Norway sector of the North Sea, which it operates with a 70% interest.

In December 2009, Talisman completed the sale of a 10% interest in the Yme field.

Southeast Asia

In July 2008, Talisman achieved first gas from the Northern Fields in Block PM-3 CAA in Malaysia/Vietnam. First oil from the Northern Fields commenced in March 2009.

In November 2009, Talisman acquired an additional interest in the offshore North West Java PSC block in Indonesia, thereby increasing its working interest to 5%.

Talisman and its working interest partners approved the sanctioning of the Kitan development in December 2009.

In August 2010, two gas to oil agreements with PT Caltex Pacific Indonesia ("Caltex") were converted to agreements whereby the gas is sold for cash consideration in Indonesia, adding approximately 500 bcf.

In October 2010, the Corridor Technical Assistance Contract expired and was returned to Pertamina.

Other

In May 2009, Talisman disposed of its interests in Trinidad and Tobago.

In March 2010, Talisman disposed of its interests in Tunisia.

Exploration

North Sea

Scandinavia

In November 2010, Talisman completed an acquisition of interests in PL 375, 378 and 551 in the North Sea from Spring Energy and Noreco (Norwegian Energy Company ASA). Talisman now has a 35% working interest in Block 378 and a 20% working interest in Blocks 375 and 551, respectively.

Southeast Asia

Vietnam

In September 2008, Talisman acquired a 38% working interest in Blocks 133 and 134 offshore Vietnam. In March 2009, Talisman entered into an agreement to acquire an additional 32% working interest and in March 2010, Talisman divested a 21% interest to the national oil company of Vietnam, with Talisman retaining a 49% working interest in these blocks.

In January 2010, Talisman was awarded a 40% operated interest in Block 05-2/10. The PSC was signed in January 2011.

Indonesia

In July 2008, Talisman was awarded 100% and 60% working interests in two Joint Study Agreements in the Makassar Strait in Indonesia.

In November 2009, Talisman signed a PSC for a 100% interest in the Andaman III exploration block in the North Sumatra Basin of Indonesia. Talisman is currently awaiting the necessary government approvals with respect to the Andaman III PSC block in order to commence work on the block. Accordingly, in 2010, the upstream regulatory body granted the Company a one-year deferral of its work obligations.

4 TALISMAN ENERGY ANNUAL INFORMATION FORM

In November 2009, Talisman was awarded a 100% working interest in a new Joint Study Agreement in the West Papua region of eastern Indonesia.

In May 2010, Talisman was awarded PSCs in three new offshore blocks in the South Makassar basin, all of which were previously the subject of Joint Study Agreements. Talisman now holds an operated 70% interest in the South Sageri PSC, an operated 60% interest in the Sadang PSC and a non-operated 33% interest in the South Mandar PSC.

In July 2010, Talisman was awarded a 100% working interest in a Joint Study Agreement in the Masalima area in South Makassar.

In September 2010, Talisman was awarded a 100% working interest in a Joint Study Agreement in the West Berau area in West Papua.

Malaysia

In October 2009, Talisman was awarded a 70% working interest in two offshore Sabah blocks (SB 309 and SB 310) in Malaysia.

Papua New Guinea

In August 2009, as part of its gas aggregation strategy in Papua New Guinea, Talisman purchased Rift Oil plc to acquire a 100% working interest in two exploration licences. In September 2009, Talisman entered into farm-in agreements for two exploration licences held by New Guinea Energy Limited and sale agreements for a 50% working interest in a petroleum retention licence and a 10% working interest in a second petroleum retention licence from Horizon Oil Limited. In December 2009, Talisman acquired Papua Petroleum Limited, giving the Company a 49% working interest in four exploration licences.

In June 2010, Talisman acquired a 39% working interest in PRL 8. In October 2010, Talisman entered into a farm-in agreement to acquire a 50% working interest in two sub blocks within PPL 259. In November 2010, Talisman completed a swap with Oil Search Limited, acquiring its 60% interest in PPL 239 in exchange for Talisman's 35% interest in PPL 244. Subject to regulatory approval, Talisman will have interests in 12 licences in Papua New Guinea, covering in excess of 9 million net acres.

Latin America

Colombia

In September 2008, Talisman was awarded a 50% non-operated interest in Block CPE-6 and a 50% operated interest in Block CPE-8 in the Eastern Heavy Oil Bid Round in Colombia. Talisman was awarded a 30% working interest in exploration Block CPO-12 in December 2008 and a 100% working interest in Block CPO-9 in January 2009. In May 2010, as a result of a farm-out, Talisman's working interest in Block CPO-9 was reduced to 45%.

In November 2010, Talisman was awarded three blocks in the Putumayo Basin.

In January 2011, Talisman, along with Ecopetrol S.A., completed the acquisition of BP Exploration Company (Colombia) Limited ("BPXC"), an indirect wholly owned subsidiary of BP plc. Under the terms of the transaction, Talisman acquired a 49% interest in BPXC for US$858 million (excluding its share of working capital), while Ecopetrol acquired the remaining 51% interest. The transaction builds on Talisman's large acreage position in Colombia, in close proximity to its Niscota Block, where it has announced a significant discovery with the Huron well. The acquisition added an additional 330,000 net acres in Colombia, along with 12,000 boe/d of production (net to Talisman). BPXC has been renamed Equión Energía Limited and is one of the largest oil and natural gas producers in Colombia.

Peru

In April 2009, Talisman was awarded a 55% working interest in Block 158 in Peru.

TALISMAN ENERGY ANNUAL INFORMATION FORM 5

In 2010, Talisman entered into a farm-out of a portion of its interest in Block 101 and farm-ins on Blocks 123 and 129, all of which are subject to government approval.

Future Options

Kurdistan Region of Northern Iraq

In June 2008, Talisman entered into agreements with the Kurdistan Regional Government in Iraq for interests in Blocks K44 and K39. Talisman has a 40% non-operated interest in Block K44. It acquired a two-year seismic option agreement on Block K39. In 2010, following completion of the seismic program on Block K39, Talisman elected to enter into a PSC as operator of the block with a 60% working interest.

In 2009, Talisman entered into a PSC in respect of Block K9. Talisman's interest in the PSC was initially a 55% operated interest, which was increased to 60% following a further acquisition of a 5% interest. A 2D seismic program was conducted on Block K9 in 2010.

Poland

In February 2010, Talisman entered into a farm-in agreement to acquire a 60% interest in two Baltic shale gas licences in Poland. In March 2010, Talisman was awarded an interest in a third licence.

Description of the Business

General

Talisman is one of the largest Canadian-based independent oil and gas producers. Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids.

Talisman has a diversified, global portfolio of oil and gas assets. The Company believes this portfolio will provide growth from shale development in North America and project developments in Southeast Asia, and result in sustainable free cash flow from the North Sea. Talisman is also focused on building its international exploration portfolio. Talisman investigates strategic acquisitions, dispositions and other business opportunities on an ongoing basis, some of which may be material. In connection with any such transaction, the Company may incur debt or issue equity securities.

In 2010, the Company's activities were conducted in North America, UK, Scandinavia and Southeast Asia. The North America segment includes operations in Canada and the United States. The Southeast Asia segment includes exploration and operations in Indonesia, Malaysia, Vietnam and Australia and exploration activities in Papua New Guinea. The Company also conducted operations in Algeria and Colombia and exploration activities in Peru, Colombia and the Kurdistan region of northern Iraq. For ease of reference, the activities in Algeria, Colombia, Peru and the Kurdistan region of northern Iraq are referred to collectively as the "Other" geographic segment.

Talisman's aggregate production for the year ended December 31, 2010 was 417,000 boe/d (including discontinued operations), comprised of 153,000 boe/d from North America, 77,000 boe/d from the UK, 54,000 boe/d from Scandinavia, 119,000 boe/d from Southeast Asia and 14,000 boe/d from other areas. Approximately half of the Company's production is liquids and half is natural gas.

In 2011, Talisman plans to spend approximately US$4 billion on exploration and development activities, excluding non-cash capital items of US$370 million. The Company has the flexibility to adjust its capital spending to pursue opportunities and respond to a changing economic outlook.

All information in this Annual Information Form relating to assets owned or held by Talisman is as of December 31, 2010, unless otherwise indicated. All production numbers for 2010 include production from assets which were sold in the year, until the date of completion of the sale.

6 TALISMAN ENERGY ANNUAL INFORMATION FORM

North America

Talisman's objective in North America is to become a leading, returns-focused shale producer. Talisman uses the term "shale" to refer to projects, plays or activities to extract natural gas and natural gas liquids from shale formations, which generally require stimulation techniques which are different than those associated with historically typical, or "conventional", oil and gas activities. The geographic areas in which Talisman's shale plays are located may also contain geological formations that are consistent with more conventional oil and gas extraction techniques or activities. Consistent with the strategic objectives noted in "General Development of the Business – Strategy", management believes that these shale plays provide new and longer term growth opportunities for Talisman due to their material size and relatively low risk investment.

In 2010, the Company's North America operations concentrated on developing and piloting projects for its shale plays. In addition, Talisman continued to build its position in shale plays through land acquisitions and strategic partnerships. These partnerships include a joint venture with Statoil in the Eagle Ford shale play in Texas and a joint venture with Sasol Limited to develop the Farrell Creek assets in the Montney shale play in British Columbia.

Talisman intends to focus its spending in North America primarily on shale plays where Talisman has built significant landholdings. As part of its business strategy, Talisman will utilize its capital flexibility within its shale portfolio and maximize liquids investments, as well as develop promising liquids plays already in the existing conventional portfolio. Overall in North America, Talisman plans to spend approximately US$1.7 billion in 2011, with emphasis shifting to liquids rich opportunities, primarily in the Eagle Ford shale play, conventional oil properties and the Farrell Creek shale play. Talisman continues to review options for both strategic divestitures and acquisitions that would increase its focus on building significant liquids and shale projects. Talisman's North America operations are organized into two distinct businesses: Shale and Conventional.

Shale

The Company spent approximately $1.6 billion on shale activities in 2010. The current focus is on piloting and developing

Talisman's holdings in the Pennsylvania Marcellus, Eagle Ford, Montney, and Lorraine/Utica shale plays. Annualized sales production from these shale properties totaled 218 mmcfe/d (36 mboe/d) in 2010.

As at December 31, 2010, Talisman held interests in approximately 1.9 million net acres of land which it considers to be prospective for shale. Highlights of the continued shale strategy in 2010 included drilling 181 net pilot and development wells and the acquisition of significant amounts of additional shale acreage. The Company plans to spend more than US$1.2 billion on shale programs in 2011, including ongoing development in the Pennsylvania Marcellus shale play and Montney shale play and initiating joint development programs in the Eagle Ford and Montney shale plays. Over 170 net development and pilot wells are planned in 2011.

Marcellus Shale

Talisman's Marcellus shale play, located in New York and Pennsylvania, remains a major area of investment in 2011. Talisman's main area of focus is in Pennsylvania. The Company now holds 223,000 Tier 1 net acres in Pennsylvania with approximately 2,000 net drilling locations.

The Company plans to drill approximately 100 net wells in the Pennsylvania Marcellus in 2011. The Company exited 2010 with production of 315 mmcf/d, up from 65 mmcf/d at the end of 2009. The majority of Talisman's Marcellus wells for 2011 have been permitted, and the Company has secured sufficient egress capacity, water access and disposal for its 2011 plans.

TALISMAN ENERGY ANNUAL INFORMATION FORM 7

In New York, the state continues to review its environmental assessment procedures and regulations for operations. This is effectively preventing all horizontal drilling activities in New York at this time.

Montney Shale

Talisman's Montney shale play in British Columbia provides Talisman with many opportunities at different stages of maturity. Talisman holds 194,000 Tier 1 net acres with approximately 5,400 net drilling locations.

Talisman drilled approximately 30 net wells in the Montney shale play in 2010. Talisman will continue with the ongoing development of the Farrell Creek and Greater Cypress areas in 2011. The Company plans to drill approximately 35 net wells as part of the development program.

In December 2010, Talisman reached an agreement to sell 50% of its working interest in its Farrell Creek assets in the Montney shale play to a subsidiary of Sasol Limited. Talisman and Sasol further agreed to establish a partnership to develop the Farrell Creek assets with Talisman acting as managing partner and operator. Pursuant to the agreement, Sasol has agreed to pay Talisman $262.5 million at closing with the remaining $787.5 million as a funding commitment for Talisman's share of future capital spending in the Farrell Creek area for a total consideration of $1.05 billion. In addition, Talisman and Sasol have agreed to conduct a feasibility study around the economic viability of a facility in Western Canada to convert natural gas to liquid fuels using Sasol's commercial gas to liquids technology. Talisman and Sasol have also agreed to collaborate on certain other western Canadian natural gas opportunities. Subject to finalization of definitive agreements and receipt of regulatory approvals, closing is expected to occur in the first quarter of 2011.

Eagle Ford Shale

In December 2010, Talisman entered into a 50/50 joint venture with a subsidiary of Statoil and completed the acquisition of an additional 97,000 net acres of Eagle Ford shale properties in Texas. The net cost to Talisman of this new acreage was US$482 million, after taking into account Statoil's purchase of 50% of Talisman's then-existing interest in 37,000 net acres in the Eagle Ford shale play. Talisman now holds approximately 78,000 net acres in the Eagle Ford shale play, predominantly in the liquids rich area of the play.

Talisman estimates there are over 1,400 net drilling locations in the Eagle Ford shale play. At the end of 2010, there were four rigs operating in the area. Production for December 2010 was 14 mmcfe/d. Talisman expects to drill approximately 35 net wells in 2011. Approximately half of Talisman's 2011 production in the Eagle Ford shale play is expected to be liquids.

Lorraine/Utica

Talisman's Lorraine/Utica lands are located in the Quebec lowlands along the St. Lawrence River, where the Company now holds a total of 756,000 net acres. In 2010, Talisman drilled four horizontal wells and completed three wells. Talisman plans to complete two horizontal wells during 2011. In 2010, Talisman led the Quebec Oil and Gas Association's participation in public hearings requested by the Quebec government and conducted by Quebec's Bureau D'Audiences Publiques sur L'Environment ("BAPE"). The mandate of the BAPE is to make recommendations for a legislative framework that would allow for sustainable shale gas development in Quebec. The BAPE report is expected to be released in the first quarter of 2011.

8 TALISMAN ENERGY ANNUAL INFORMATION FORM

Conventional

Talisman's conventional assets in North America are primarily located in the following areas: tight gas in the Outer Foothills; tight oil and gas in the Greater Edson area; deep gas in the foothills of Monkman, British Columbia and Alberta Foothills; and oil operations in Alberta/Saskatchewan in the Chauvin and Shaunavon fields. Talisman continued to develop its conventional assets throughout 2010 with exploration and development spending of over $240 million, resulting in net sales production of 700 mmcfe/d (117 mboe/d). In total, 83 net wells were drilled in 2010.

During 2010, Talisman sold non-core assets in Canada for aggregate proceeds of approximately $2 billion. These transactions included approximately 1.8 million net acres of land in the greater Peace River Arch area in Alberta and British Columbia, the Alberta Foothills and Hinton areas in Alberta, as well as Shaunavon non-unit acreage in Saskatchewan and Talisman's interests in various Ontario properties. The assets collectively produced approximately 45,000 boe/d (approximately 90% natural gas) at the end of 2009.

In the conventional portfolio, the focus for 2011 will also be on liquids opportunities. Talisman expects that 2011 conventional exploration and development spending of approximately US$380 million will focus on expanded oil development programs in the Chauvin and Shaunavon properties, as well as continuation of the pilot programs in the Cardium oil and wet gas windows.

Infrastructure and Midstream

Talisman's midstream operations include approximately 1,014 km of gathering systems in Western Canada, including Erith, Lynx, Palliser, Pinto, Columbia, Minehead, Sundance, Wild River, Muskeg, Ansell, Medlodge, Jupiter, Chauvin, and two operated gas plants (Edson and Jupiter). The Company's midstream assets support many areas within the Company's Conventional division, including the Alberta Foothills, greater Edson, and Chauvin oil. Total 2010 throughput (adjusted for sale) averaged 270 mmcf/d for gas and 33.9 mboe/d for oil, while generating revenues of $50.5 million in custom processing.

In 2010, Talisman sold its interests in the Boundary Lake midstream asset and connected gas gathering systems in northwest Alberta.

TALISMAN ENERGY ANNUAL INFORMATION FORM 9

UK

Talisman's plan for the North Sea is to maintain the region as a stable, cash generating business through at least the medium term. Talisman is the leading independent operator in the UK. Talisman's objective in the UK is to hold production at between 80,000-90,000 boe/d through the end of the decade.

Talisman has two core operating areas in the UK: the Northern Business Area ("NBA") and the Central Business Area ("CBA"). In 2010, production in the UK averaged 77,000 boe/d. UK production accounted for 18% of the Company's production worldwide in 2010. The primary focus in the UK is oil, with oil and liquids contributing to 97% of Talisman's UK production. As at year-end 2010, Talisman operated approximately 92% of its UK production.

In 2011, Talisman's capital program in the UK is comprised of US$70 million of exploration spending and US$700 million of development spending. Talisman's 2011 UK drilling program includes participation in one exploration well, which was drilling over year-end 2010, and eight development wells.

Northern Business Area (NBA)

Talisman's principal operating areas in the NBA include Claymore, Piper (including Tweedsmuir), Tartan, Ross/Blake, Buchan/Hannay, Enoch/Blane and Quad 16. These seven principal operating areas encompass a total of 29 fields. Talisman currently holds interests ranging from 5% to 100% in the NBA fields, as well as in a number of production facilities and pipelines, including an 80% interest in the Flotta Terminal. Of the 29 fields, 20 are operated (with interests ranging from 25% to 100%) and nine are non-operated (with interests ranging from 5% to 25%). The Burghley field came onstream in October 2010.

In 2010, production from the NBA averaged 61,000 boe/d, which accounted for approximately 79% of Talisman's total UK production. During 2010, Talisman participated in drilling two unsuccessful development wells in the NBA. An upgrade project to the Claymore compressors started during the year and will continue into 2011. Talisman plans to participate in drilling six development wells in the NBA in 2011 and also expects to restart development drilling at Claymore.

Central Business Area (CBA)

Talisman's principal operating areas in the CBA include Montrose/Arbroath, Fulmar, Auk and Clyde. These principal operating areas encompass a total of 13 fields. Talisman currently holds interests ranging from 33% to 100% in the CBA fields, as well as in a number of production facilities and pipelines. Of the 13 fields, 12 are operated (with interests ranging from 59% to 100%) and one is non-operated (33% interest).

In 2010, Talisman completed the Auk North development. A third well at Auk North was completed during the year and the field was brought onstream in November 2010. A fourth development well on Auk North is planned to be drilled in 2011. The Auk South redevelopment is progressing with first production expected in 2012.

In 2010, production from the CBA averaged 16,000 boe/d, which accounted for 21% of Talisman's total UK production. Talisman participated in one development well and two exploration wells in 2010. Talisman plans to drill two development wells in 2011.

10 TALISMAN ENERGY ANNUAL INFORMATION FORM

Scandinavia

Talisman's principal operating areas in Scandinavia are the Southern North Sea Area and the Mid North Sea Area, which are comprised of a total of 10 fields.

In 2010, Talisman completed the acquisition of a 35% interest in PL 378, including the Grosbeak discovery, a 20% interest in PL 375, which includes the Beta discovery, and interests in additional exploration acreage.

In 2010, production in Scandinavia averaged 54,000 boe/d, accounting for approximately 13% of the Company's production worldwide. The primary focus in Scandinavia is oil, with oil and liquids contributing to 73% of Talisman's Scandinavia production. As at year-end 2010, Talisman operated approximately 77% of its Scandinavia production.

Talisman expects production in Scandinavia will increase when the Yme project comes onstream, expected in mid-2011. Longer term, Talisman aims to sustain Scandinavia production at around 30,000-50,000 boe/d through exploitation opportunities within existing producing fields, the possible development of the Grevling, Grosbeak and Beta discoveries and exploration.

In 2011, Talisman expects cash capital spending to be US$80 million for exploration and US$300 million for development. Talisman's plan also includes non-cash capital (capitalized lease) of approximately US$370 million. Talisman's 2011 drilling program includes participation in up to two exploration and one appraisal wells and an eight-well development program in the Varg, Gyda, Veslefrikk and Brage fields.

Southern North Sea Area

In the Southern North Sea Area, Talisman holds interests in the Blane, Gyda and Yme operated fields of 18%, 61% and 60%, respectively, as well as a 10% interest in the non-operated Tambar East field.

The Yme development continued during the year, with the completion of the topsides facility and development drilling. The topsides were transported to Norway and are currently waiting for a weather window sufficient for installation. First oil from Yme is expected in the second half of 2011.

In 2010, production from the Southern North Sea Area averaged 5,300 boe/d, which accounted for 10% of total Scandinavian production. Talisman participated in four successful development wells, one unsuccessful development well and one unsuccessful exploration well in 2010. Talisman plans to drill two development wells and participate in one exploration well in 2011.

Mid North Sea Area

In the Mid North Sea Area, Talisman holds interests in the operated Varg and Rev fields of 65% and 70%, respectively, and interests in four non-operated fields (with interests ranging between 1% and 35%), as well as a number of production facilities and pipelines in other areas of the Norwegian Continental Shelf.

In 2010, production from the area averaged 48,500 boe/d, which accounted for 90% of Talisman's total Scandinavian production. Also in 2010, Talisman participated in six development wells. One successful and two unsuccessful exploration wells were also drilled in the area in 2010. In 2011, Talisman plans to participate in drilling one exploration well, one appraisal well and six development wells, two of which were drilling at the start of the year.

TALISMAN ENERGY ANNUAL INFORMATION FORM 11

Southeast Asia

Southeast Asia is expected to continue as a self-funding growth area over the medium term with significant long-term exploration upside.

Talisman has interests in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea. In 2010, Southeast Asia production averaged 119,000 boe/d which accounted for 29% of the Company's production worldwide. As at year-end 2010, Talisman operated approximately 36% of its Southeast Asia production.

In 2011, Talisman plans to spend approximately US$750 million in Southeast Asia, with exploration spending accounting for one-third of the total.

Indonesia

Talisman's Indonesian assets include onshore interests at Corridor PSC, Ogan Komering and Jambi Merang as well as offshore interests in Southeast Sumatra, Offshore Northwest Java, Tangguh and extensive exploration acreage at Pasangkayu, Sageri, South Sageri, Sadang, South Mandar and Andaman III. Talisman also has an indirect 6% interest in the Grissik to Duri pipeline and the Grissik to Singapore pipeline.

Talisman has a 36% non-operated interest in the Corridor PSC and field production facilities. There are three major buyers of Corridor gas. Gas production from Corridor began in 1998 pursuant to a gas to oil exchange agreement with Caltex at the Duri oilfield. These volumes were increased pursuant to another gas to oil exchange agreement signed with Caltex in 2000. Gas sales commenced in September 2003 to Gas Supply Pte. Ltd., located in Singapore, under the terms of a 20-year gas sales agreement. The sale of gas to PT Perusahaan Gas Negara

(Persero), Tbk., made pursuant to a 17-year gas sales agreement, began at 50 mmcf/d gross sales gas from Corridor in 2007 and averaged 297 mmcf/d gross sales gas in 2010. In August 2010, the two gas to oil exchange agreements with Caltex were converted to agreements whereby the gas is now sold for cash consideration, with approximately an additional 500 bcf added to the 2000 agreement.

In 2010, production from the Corridor PSC was 61,300 boe/d, the highest level since this asset has been in operation. Corridor production accounted for approximately 51% of Talisman's Southeast Asia production. As a result of testing conducted by the operator in the Suban field, the processing capacity of these facilities increased from 700 mmcf/d to 735 mmcf/d sales gas. To maintain the ability to supply existing Corridor customers, the Company approved projects to install gas compression in the Dayung field and increase the high CO2 processing capacity of the Grissik Central Gas Plant.

In the Ogan Komering JOB Block, Talisman commenced a 37-well infill program, which will be completed over the next three years. Drilling results from the nine wells drilled in 2010 are meeting expectations.

Talisman's share of production from the Tangguh LNG project contributed 23 mmcf/d in 2010. At year-end 2010, Tangguh was operating at 85% nameplate capacity. After planned LNG train maintenance during the first half of 2011, the effective capacity is expected to reach 95% of nameplate capacity.

12 TALISMAN ENERGY ANNUAL INFORMATION FORM

The Jambi Merang project is on schedule for mid-2011 startup. Four wells have been drilled and completed, with results exceeding pre-drill expectations. Three new gas sales agreements were signed in November 2010.

In Indonesia, Talisman participated in two unsuccessful exploration wells in 2010; 28 development wells were also drilled and completed in 2010.

The Company's 2011 activities in Indonesia will focus primarily on the Corridor PSC. Talisman plans to participate in drilling four development wells in Corridor in 2011. The process to sanction Suban Phase 3 was initiated in 2008 and will continue in 2011. Talisman plans to participate in one exploration well in Sageri and 44 development gas and oil wells in 2011. Exploration activities in Pasangkayu, Sageri, South Sageri, Sadang, South Mandar and Andaman III are described in the "Exploration" section.

Malaysia

Talisman holds a 41% operated interest in Block PM-3 CAA between Malaysia and Vietnam and associated production facilities. In addition, Talisman holds a 33% interest in Block 46-Cai Nuoc adjacent to PM-3 CAA and a 60% interest in each of Block PM-305 and Block PM-314. In Block PM-3 CAA, Talisman is progressing developments referred to as the "Southern Fields" and the "Northern Fields". Talisman also holds a 70% working interest in two offshore Sabah blocks which were awarded in 2009.

In 2010, production in Malaysia averaged 37,300 boe/d, which accounted for 31% of Talisman's total Southeast Asia production. One exploration and one appraisal well and ten oil and gas development wells were drilled and completed in Malaysia in 2010.

The Southern Fields Incremental Oil Recovery ("IOR") Phase 1 drilling program was completed, resulting in four oil development and two water injection wells in 2010. Phase 1 of the IOR scheme has met expectations, adding gross volumes of 6,300 boe/d (2,600 boe/d net to Talisman) for the year.

Northern Fields oil and gas production averaged 49,500 bbls/d (20,500 bbls/d net to Talisman). Six development wells were drilled and completed in 2010. In an effort to meet high gas demand, a parallel export compressor was installed in August 2010, resulting in a production gain of 40 mmcf/d sales gas at minimal cost.

In 2009, some deeper zones in Northern Fields were plugged to alleviate the problem of higher mercury levels in gas and condensate, pending the fabrication and installation of a mercury removal facility. A Mercury Removal Unit was sanctioned as a mitigation measure in mid-2009 with commissioning in early 2011.

In 2011, Talisman plans to drill five development wells and one injector well in 2011, of which four wells will be drilled in the Northern Fields and the other two in Southern Fields.

Vietnam

Talisman holds a 30% interest in Block 46/02 and in the Truong Son Joint Operating Company which operates the block. Block 46/02 lies adjacent to PM-3 CAA/46-Cai Nuoc. Talisman also holds a 60% interest in Block 15-2/01 and in the Thang Long Joint Operating Company which operates the block. Block 15-2/01 lies in the Cuu Long Basin, the predominant oil producing basin in Vietnam. The Company also holds a 49% operated interest in offshore Blocks 133 and 134 in the Nam Con Son Basin.

TALISMAN ENERGY ANNUAL INFORMATION FORM 13

In 2010, Vietnam production averaged 2,200 bbls/d from Block 46/02, which accounted for approximately 2% of Southeast Asia production.

In 2008, the Government of Vietnam approved reserves assessments for the Hai Su Trang ("HST") and Hai Su Den ("HSD") fields within Block 15-2/01. A declaration of commerciality occurred in early 2009. The Thang Long Joint Operating Company continues to progress development options for the HST and HSD discoveries and has entered into a heads of agreement with Hoang Long Joint Operating Company ("Hoang Long") for an unprocessed oil tieback to the Hoang Long's facilities to the south of Block 15-2/01.

Drilling of a four infill well program in Song Doc began in the third quarter of 2010 and was completed in January 2011.

In 2011, Talisman plans to progress the sanction of HST/HSD development within Block 15-2/01.

Australia

Talisman holds non-operated interests in the Laminaria and Corallina fields offshore Australia, and in the Joint Petroleum Development Area ("JPDA") 06-105 PSC between Australia and Timor Leste. Production in Australia averaged 3,500 bbls/d in 2010, accounting for 3% of Talisman's total Southeast Asia production.

In the second quarter of 2010, the Kitan development project in JPDA 06-105 was approved by the joint Timor Leste/Australia Authority. The Kitan project is on schedule for first production around the end of 2011. Three development wells were drilled in 2010, and an additional development well was drilled in the first quarter of 2011.

In 2011, Talisman plans to progress the Kitan development project in JPDA 06-105 towards first production.

Papua New Guinea

In Papua New Guinea, the Company sees the opportunity to aggregate significant discovered and prospective gas resources.

In 2011, Talisman plans to drill one development well and conduct studies to develop monetization options in relation to the Company's gas aggregation strategy in Papua New Guinea. In addition, the Company plans to participate in up to five exploration and appraisal wells in the onshore blocks, in addition to the two wells which were drilling over year-end 2010.

Other

Talisman's other producing interests during 2010 included operations in Algeria and Tunisia. Talisman disposed of its interests in Tunisia in May 2010. Talisman's properties in Algeria and Tunisia (until sold) averaged 14,000 boe/d, accounting for 3% of the Company's production worldwide during 2010.

Algeria

Talisman holds a 35% non-operated interest in Block 405a under a PSC with Algeria's national oil company. Through its participation in Block 405a, Talisman currently holds a 35% interest in the Greater Menzel Lejmat North fields and the Menzel Lejmat Southeast field, a 2% interest in the unitized Ourhoud field, and a 9% interest in the unitized EMK field. Talisman has signed a Framework Agreement for the joint construction and operation of shared process facilities for the EMK field plus four other fields located in Block 208 and Block 212 (collectively, the "El Merk Project").

14 TALISMAN ENERGY ANNUAL INFORMATION FORM

In 2010, Talisman participated in 15 development wells, with two further wells drilling over year-end 2010. In 2011, Talisman's capital program in Algeria is expected to be approximately US$75 million and includes plans to participate in up to 19 development wells, including ten injectors. The El Merk Project was sanctioned in February 2009. The EMK field will be jointly developed with fields located in neighbouring Block 208. First oil is planned in the first quarter of 2012.

Exploration

Talisman has developed an international exploration strategy which it believes will contribute to the renewal of the Company through the discovery of significant new prospects and plays. The Company defines significant as having the potential to produce 30,000-50,000 boe/d or more. In addition, the exploration program supports existing core areas. The goal of Talisman's international exploration program is to add 600-700 mmboe of prospective resource additions over a five-year period at a finding cost of less than $5/boe. In 2011, Talisman's capital program for exploration activities is expected to be approximately US$700 million.

TALISMAN ENERGY ANNUAL INFORMATION FORM 15

North Sea

UK

The role of exploration in the UK is to support sustainable production in the North Sea.

Talisman drilled two unsuccessful (one appraisal and one exploration) wells in 2010 and a third exploration well near the Fulmar area was drilling over year-end 2010.

Scandinavia

In 2010, Talisman drilled two operated exploration wells, which were unsuccessful, and one successful appraisal well on the 2009 Grevling discovery. Talisman also participated in two non-operated wells, one exploration well which was unsuccessful, and one appraisal well which was successful. Talisman is continuing to replenish its portfolio for exploration opportunities with the purchase of interests in PL 375 and 378. In 2011, Talisman plans to drill one appraisal and two exploration wells in Norway.

Southeast Asia

Talisman expects to participate in drilling 11 exploration and appraisal wells in Southeast Asia in 2011, two of which were drilling over year-end 2010.

Vietnam

The Company drilled one successful appraisal well in 2010.

In 2010, Talisman acquired seismic in Blocks 133 and 134 in the Nam Con Son basin. In 2011, Talisman plans to acquire 3D seismic data in these blocks.

In January 2010, Talisman was awarded a 40% operated interest in Block 05-2/10. The PSC was signed in January 2011.

Indonesia

In 2010, the Company participated in drilling one unsuccessful exploration well in the Pasangkayu block in the Makassar Strait. A second well did not reach the target depth and is being re-drilled in 2011. Talisman also drilled one unsuccessful exploration well in the Ogan Komering Block. Talisman began to acquire 3D seismic over its South Makassar acreage in late 2010 and into early 2011, and plans to drill one exploration well in the Sageri Block in 2011.

Malaysia

In 2010, one exploration and one appraisal well were drilled in Block PM-3 CAA, both of which were successful. The Company expects to acquire seismic data over the Sabah blocks in 2011.

Australia and Papua New Guinea

In 2010, Talisman drilled two unsuccessful exploration wells in the JPDA between Timor Leste and Australia in order to evaluate exploration opportunities in proximity to the Kitan discovery. Spending in the region includes potential exploration spending in the JPDA of approximately $30 million.

In Papua New Guinea, Talisman swapped its interest in offshore PRL 244 in exchange for an interest in onshore PPL 239. The Company also acquired an interest in PRL 8 which contains the Kimu discovery and was successful in farming into the Ubuntu prospect in PPL 259. Talisman is currently participating in two wells – an exploration well on the Ubuntu prospect in PPL 259 and an appraisal well on the Stanley discovery in PRL 4. In 2011, Talisman plans to drill up to five exploration and appraisal wells in the onshore blocks, in addition to the two which were drilling over year-end 2010, as well as continuing seismic acquisitions across various blocks with a view to identifying suitable drilling candidates for subsequent years.

In November 2010, the PRL 5 licence in which Talisman has a 10% equity interest was not renewed by the Papua New Guinea Minister of Petroleum and Energy. In December 2010, Horizon Oil Limited successfully obtained an injunction which prevents the Minister from granting any party a licence over the PRL 5 acreage. In parallel with these proceedings, Talisman has applied for a replacement licence over the PRL 5 acreage. Negotiations are on-going.

16 TALISMAN ENERGY ANNUAL INFORMATION FORM

Latin America

Colombia

In Colombia, Talisman continues with an active exploration program in the Llanos region, a proven hydrocarbon basin. In 2010, Talisman drilled a successful exploration well on the El Eden Block and is currently completing its six-well stratigraphic program in Block 6 which is adjacent to the producing Rubiales field. Block 6 will be appraised in 2011. In 2010, Talisman also participated in the Block 9 Akacias discovery.

Talisman is continuing with seismic acquisition in the heavy oil trend in 2011 and has plans to drill two stratigraphic wells on Block 8 and one appraisal well on the 2009 Huron discovery in the Niscota Block. In 2010, interests were acquired in three blocks in the Putumayo Basin; these working interest assignments will be finalized in 2011. Work continues in Block 12 where exploratory wells will be drilled in 2011.

In January 2011, Talisman, along with Ecopetrol S.A., completed the acquisition of BPXC, an indirect wholly owned subsidiary of BP plc. Under the terms of the transaction, Talisman acquired a 49% interest in BPXC for US$858 million (excluding its share of working capital), while Ecopetrol acquired the remaining 51% interest. The transaction builds on Talisman's large acreage position in Colombia, in close proximity to its Niscota Block, where it has announced a significant discovery with the Huron well. The acquisition adds an additional 330,000 net acres in Colombia, along with 12,000 boe/d of production (net to Talisman). BPXC has been renamed Equión Energía Limited and is one of the largest oil and natural gas producers in Colombia.

Peru

Talisman has an interest in 4.3 million net acres of exploration acreage in the Marañon Basin. The Company's exploration program in 2010 focused on drilling an exploration well in Block 101 and acquisition of seismic programs in Blocks 64, 134 and 158. In 2010, Talisman entered into a farm-out of a portion of its interest in Block 101 and farm-ins on Blocks 123 and 129, all of which are subject to government approval.

In Block 64, the Company progressed the Situche discovery and will continue to progress the project in 2011. The Company also plans to drill an exploration well in Block 64 (Situche Norte) and will continue to acquire seismic data in 2011.

Future Options

Kurdistan Region of Northern Iraq

In 2010, the Kurdamir-1 exploration well in Block K44 was suspended after finding significant gas resources and encouraging indications of liquids. A seismic acquisition program was conducted on Block K9. The conversion of Block K39 into a PSC was underway at year-end 2010. In 2011, the Company expects to drill its first well in Block K39 followed by a re-drill of the Kurdamir well to test deeper horizons.

Poland

In February 2010, Talisman entered into a farm-in arrangement with San Leon Energy PLC and its subsidiary ("San Leon") for a 60% interest in San Leon's three Baltic shale gas concessions in Poland. This agreement allows Talisman to leverage its North American shale gas expertise in a prospective area which is proximate to European gas markets. In 2010, a seismic acquisition program was commenced. Talisman plans to drill the first two exploration wells in 2011 with a third exploration well expected to spud late in 2011 and drill into 2012.

Alaska

Talisman holds over 500,000 net acres with interests ranging from 50% to 100% in land across the National Petroleum Reserve – Alaska and Alaska Foothills. It is expected that the lease acreage will expire or be relinquished without renewal.

TALISMAN ENERGY ANNUAL INFORMATION FORM 17

Reserves and Other Oil and Gas Information

As a Canadian public company, Talisman is subject to the disclosure requirements of National Instrument NI 51-101 ("NI 51-101") of the Canadian Securities Administrators, which applies to the disclosure of reserves and other oil and gas information. In prior years, Talisman has relied upon a discretionary exemption from certain of the requirements of NI 51-101 granted by the Canadian securities regulatory authorities to provide disclosure in accordance with the US disclosure requirements, in order to provide disclosure comparable to that provided by US and other international issuers. As a result of the expiry of that exemption, Talisman is providing in this Annual Information Form disclosure which complies with the annual disclosure requirements of NI 51-101. In addition, for continuity from Talisman's previous disclosure and greater comparability to the disclosure of companies with which Talisman is most often compared by investors and analysts, Talisman is continuing to provide certain information in accordance with the US disclosure requirements. The US style disclosure is set forth in this section. The NI 51-101 mandated disclosure is set forth under Schedule A.

The primary differences between the NI 51-101 requirements and the US requirements are set out under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in this Annual Information Form.

Internal Evaluation

Talisman's oil and gas reserves are evaluated internally. Talisman has obtained an exemption from NI 51-101 that exempts Talisman from the requirement under NI 51-101 to have its reserves evaluated or audited by independent reserves evaluators. The following discussion is provided pursuant to the requirements of the exemption.

Talisman understands that the purpose of the requirement under NI 51-101 for the involvement of independent qualified evaluators or auditors is to ensure that disclosure of reserves information reflects the conclusions of qualified professionals applying consistent standards and that such conclusions are not affected by adverse influences. Talisman believes that using independent evaluators or auditors would not materially enhance the reliability of its reserves estimates in light of the expertise of its internal reserves evaluation personnel and the controls applied during its reserves evaluation process. Talisman believes that its internal resources are at least as extensive as, if not greater than, those which would be assigned by any independent evaluators or auditors engaged by the Company, and that its internal staff's knowledge of and experience with the Company's reserves enable the Company to prepare an evaluation at least equivalent to that of any independent evaluator or auditor.

As at December 2010, the Company's internal reserves evaluation staff included approximately 120 persons with full-time or part-time responsibility for reserves evaluation, with an average of approximately 18 full-time or part-time years of relevant experience in evaluating reserves, of whom 26 were "qualified reserves evaluators" for purposes of NI 51-101. The Company's internal reserves evaluation management personnel included approximately 40 persons with full-time or part-time responsibility for reserves evaluation management, with an average of approximately 21 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 15 of whom were qualified reserves evaluators for purposes of NI 51-101. The Company has appointed an Internal Qualified Reserves Evaluator ("IQRE") who reports directly to the Chief Executive Officer and is responsible for the preparation and validation of the Company's reserves evaluations and the submission to the Company's Board of Directors of reports thereon. The Company's IQRE is Michael Adams, a graduate of Imperial College, London University with a B.Sc. in Physical Chemistry and a M.Sc. in Petroleum Engineering. Mr. Adams has more than 35 years of petroleum engineering experience internationally and in North America. He is a professional engineer registered in Alberta and a chartered engineer registered in the UK.

Talisman has adopted a corporate policy that prescribes procedures and standards to be followed in preparing its reserves data. The following summarizes Talisman's current process for preparing and approving its publicly disclosed reserves data.

All of Talisman's proved reserves are evaluated annually. Talisman employs qualified, competent, experienced engineers to ensure consistently high levels of professionalism in the estimation of its reserves data. Technical, cost and economic assumptions underpinning reserves estimates are documented to provide a clear audit trail.

18 TALISMAN ENERGY ANNUAL INFORMATION FORM

Talisman conducts formal reviews during the proved reserves estimation process to ensure the reasonableness, completeness and accuracy of input data; the appropriateness of the technical subsurface methodology; the full understanding of reserves movements; and the correct use of reserves classifications. All reserves estimates are reviewed and approved by the Executive Vice-Presidents of the operating areas and then submitted to the Company's executive operating committee, comprised of the President and Chief Executive Officer and the Executive Vice-Presidents of the Company, for review and approval. In addition, the IQRE conducts a separate review to ensure the effectiveness of the disclosure controls and that the reserves estimates are free from material misstatement. The reserves data and the reports of the IQRE thereon are then reviewed by the Reserves Committee of the Board of Directors. The Reserves Committee and the IQRE have independent access to each other. Once approved by the Reserves Committee, the reserves data is submitted to the Board of Directors for final approval.

Notwithstanding that Talisman is exempt from the independent evaluator requirements of NI 51-101, Talisman obtains annual independent audits of its reserves estimates for some of its properties on a rotating basis. Over the past four years, these rotational independent audits have covered, in aggregate, properties which now represent more than 82% of the Company's proved reserves (on a boe basis) as at December 31, 2010. At the time of the audits, these audits have not revealed any material discrepancies in the reserves reported at such time using the standards in effect at the time of the audit. Talisman's IQRE oversees the preparation of the independent audits. Talisman maintains a Reserves Data Policy and Procedures Manual, which it updates as appropriate and on a periodic basis. Talisman also conducts periodic internal audits of the procedures, records and controls relating to the preparation of reserves data. Accordingly, Talisman considers the reliability of its internally generated reserves data to be not materially less than would be afforded by the independent evaluator requirements of NI 51-101.

Reserves Estimates

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

The following table sets forth Talisman's estimates of its proved developed, proved undeveloped, total proved, probable developed, probable undeveloped and total probable reserves as at December 31, 2010. The reserves estimates included in this table were prepared using the standards of the US Securities and Exchange Commission ("SEC"), which requires that proved reserves be estimated using existing economic conditions. The price used for calculating reserves is an unweighted arithmetic average of the first-day-of-the-month price for each month within the period unless the prices are defined by contractual obligations (excluding escalations based on future conditions).

	Proved Developed[1,2]		Proved Undeveloped[1,3]		Total Proved[1]		Probable Developed[4,5]		Probable Undeveloped[4,6]		Total Probable[4]
	Gross[7]	Net[8]	Gross[7]	Net[8]	Gross[7]	Net[8]	Gross[7]	Net[8]	Gross[7]	Net[8]	Gross[7]	Net[8]

Oil and Liquids (mmbbls)

North America

Canada	74.6	65.6	4.7	4.4	79.3	70.0	15.8	13.2	3.3	3.0	19.1	16.2

United States	0.9	0.7	3.4	2.5	4.3	3.2	0.2	0.1	0.6	0.5	0.8	0.6

UK

United Kingdom	211.9	210.6	53.4	53.3	265.3	263.9	59.9	59.8	90.4	89.8	150.3	149.6

Scandinavia

Norway	21.6	21.6	31.6	31.6	53.2	53.2	13.2	13.2	34.6	34.6	47.8	47.8

Southeast Asia

Indonesia[9]	21.4	8.6	10.7	4.2	32.1	12.8	1.1	0.4	10.1	4.9	11.2	5.3

Malaysia	25.1	13.2	3.4	1.6	28.5	14.8	18.1	9.6	13.8	5.7	31.9	15.3

Australia	4.5	4.4	5.5	5.2	10.0	9.6	2.3	2.2	4.0	2.8	6.3	5.0

Vietnam	1.2	1.0	0.2	0.2	1.4	1.2	0.4	0.3	21.6	17.8	22.0	18.1

Other

Algeria	19.6	9.8	16.0	9.1	35.6	18.9	7.7	3.5	4.7	1.6	12.4	5.1

Peru	–	–	–	–	–	–	–	–	17.5	16.5	17.5	16.5

Total	380.8	335.5	128.9	112.1	509.7	447.6	118.7	102.3	200.6	177.2	319.3	279.5

TALISMAN ENERGY ANNUAL INFORMATION FORM 19

Natural Gas (bcf)

North America

Canada	1,134.7	1,011.4	362.5	343.1	1,497.2	1,354.5	349.4	310.8	201.0	187.2	550.4	498.0

United States	687.5	584.9	785.6	673.0	1,473.1	1,257.9	154.5	131.6	751.8	645.8	906.3	777.4

UK

United Kingdom	22.0	22.0	1.8	1.8	23.8	23.8	6.8	6.8	167.3	167.3	174.1	174.1

Scandinavia

Norway	73.3	73.3	6.3	6.3	79.6	79.6	28.1	28.1	45.8	45.8	73.9	73.9

Southeast Asia

Indonesia	1,083.1	763.7	732.1	505.5	1,815.2	1,269.2	5.3	3.4	626.6	422.8	631.9	426.2

Malaysia	281.3	187.2	66.7	38.6	348.0	225.8	104.8	68.5	171.7	97.0	276.5	165.5

Australia	–	–	–	–	–	–	–	–	–	–	–	–

Vietnam	–	–	–	–	–	–	–	–	12.0	12.0	12.0	12.0

Other

Algeria	–	–	–	–	–	–	–	–	–	–	–	–

Peru	–	–	–	–	–	–	–	–	–	–	–	–

Total	3,281.9	2,642.5	1,955.0	1,568.3	5,236.9	4,210.8	648.9	549.2	1,976.2	1,577.9	2,625.1	2,127.1

1
"Proved" reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation.

2
"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as proved developed reserves.

3
"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

4
"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Probable reserves can be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Includes reserves assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion.

5
"Probable Developed" reserves are those reserves that are less certain to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as probable developed reserves.

6
"Probable Undeveloped" reserves are those reserves that are less certain to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion.

7
"Gross" reserves refer to the sum of (i) working interest reserves before deduction of royalty burdens payable, and (ii) royalty interest reserves. The Canadian Oil and Gas Evaluation Handbook ("COGEH") refers to this sum of reserves as "Company interest reserves". Royalty interest reserves for Canada were approximately 0.7 mmboe (proved) and 0.2 mmboe (probable) as at December 31, 2010. The inclusion of royalty interest volumes in gross reserves does not conform to COGEH standards applicable under NI 51-101.

8
"Net" reserves are the remaining reserves of Talisman, after deduction of estimated royalty burdens and including royalty interests in the amount set out in note 7 above.

9
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in "net" reserves using effective rates over the life of the contract.

Talisman does not file estimates of its total oil and gas reserves with any US agency or federal authority other than the SEC.

In 2010, Talisman added 271 mmboe of proved reserves compared to production of 152 mmboe, for a replacement of 178% of 2010 production. The new reserves were a combination of new discoveries, additions, revisions and revisions due to price. North America accounts for the largest increase in reserves as a result of the successful drilling programs in both the Marcellus and Montney shale plays. The UK's significant reserves revision is the result of price revisions.

Talisman added 61 mmbbls of gross proved oil and liquids reserves through drilling and revisions. The UK (52%) and North America (16%) account for the majority of Talisman's oil and liquids reserves as at December 31, 2010. International reserves additions are dependent on the timing of project approvals and drilling results. Talisman added 1.26 tcf of gross proved natural gas reserves through drilling and revisions. In North America, gross total proved natural gas reserves were 3.0 tcf at

20 TALISMAN ENERGY ANNUAL INFORMATION FORM

December 31, 2010, up 2.4% from the previous year. Talisman's total gross proved natural gas reserves were 5.2 tcf at December 31, 2010, down 0.1% from the previous year. North America comprised 57% of the Company's gross total proved natural gas reserves as at December 31, 2010.

Talisman's proved undeveloped reserves were 455 mmboe as at December 31, 2010. In 2010, Talisman converted 67 mmboe (17% of the Company's 2009 proved undeveloped reserves) into proved developed reserves. Talisman spent approximately $750 million in 2010 in order to develop its proved undeveloped reserves. As at December 31, 2010, the only material proved undeveloped reserves that were five years or older are in Indonesia (30 mmboe) and Malaysia (9 mmboe). These are gas reserves that will be drilled as needed in the next five years to meet gas deliverability requirements for existing gas contracts.

Talisman booked certain of its proved undeveloped reserves in North America, where there exists reliable technology that established reasonable certainty of economic producibility at distances greater than the directly offsetting development spacing areas. Talisman utilized a combination of 3D seismic, core analyses, borehole logs, well tests, production history and numerical simulation in order to attain the reasonable certainty required to book proved undeveloped reserves. In 2010, Talisman added 75 mmboe of proved undeveloped reserves as a result of additions, revisions and price revisions in North America.

Reserves Reconciliations

The following tables reflect activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes.

Continuity of Net Proved Reserves1

	Canada	US	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total

Oil and Liquids (mmbbls)

Total Proved

Proved reserves at December 31, 2007	123.9	–	385.3	67.2	13.6	30.1	27.6	647.7

Discoveries, additions and extensions	12.1	–	15.0	8.3	–	(0.3)	(0.3)	34.8

Purchase of reserves	0.3	–	–	–	–	–	–	0.3

Sale of reserves	(0.3)	–	(17.5)	(1.6)	–	–	–	(19.4)

Net revisions and transfers	7.4	–	(133.2)	(5.3)	4.2	2.0	3.1	(121.8)

2008 Production	(11.9)	–	(34.2)	(12.0)	(1.7)	(4.7)	(4.1)	(68.6)

Proved reserves at December 31, 2008	131.5	–	215.4	56.6	16.1	27.1	26.3	473.0

Discoveries, additions and extensions	4.0	–	5.2	1.1	(0.5)	5.3	6.5	21.6

Purchase of reserves	0.1	–	–	–	0.7	–	–	0.8

Sale of reserves	(39.0)	–	(0.2)	(4.0)	–	–	(3.7)	(46.9)

Net revisions and transfers	2.7	–	76.8	14.5	(1.8)	3.8	(4.7)	91.3

2009 Production	(9.9)	–	(31.1)	(12.3)	(1.8)	(7.6)	(3.4)	(66.1)

Proved reserves at December 31, 2009	89.4	–	266.1	55.9	12.7	28.6	21.0	473.7

Discoveries, additions and extensions	4.7	2.5	6.8	9.7	1.4	2.5	1.0	28.6

Purchase of reserves	–	0.9	–	–	1.5	–	–	2.4

Sale of reserves	(15.1)	(0.2)	–	–	–	–	(0.5)	(15.8)

Net revisions and transfers	(2.4)	0.1	18.0	1.8	(0.8)	0.6	(0.2)	17.1

2010 Production	(6.6)	(0.1)	(27.0)	(14.2)	(2.0)	(6.1)	(2.4)	(58.4)

Proved reserves at December 31, 2010	70.0	3.2	263.9	53.2	12.8	25.6	18.9	447.6

Proved developed

December 31, 2007	118.9	–	342.6	25.6	10.7	18.9	25.4	542.1

December 31, 2008	122.0	–	172.0	24.8	13.5	17.7	20.2	370.2

December 31, 2009	82.1	–	196.0	26.1	11.0	21.2	13.0	349.4

December 31, 2010	65.6	0.7	210.6	21.6	8.6	18.6	9.8	335.5

TALISMAN ENERGY ANNUAL INFORMATION FORM 21

	Canada	US	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2007	2,087.1	109.0	100.2	78.9	1,359.0	245.5	223.3	4,203.0

Discoveries, additions and extensions	249.7	29.4	12.4	12.1	(30.3)	20.2	0.4	293.9

Purchase of reserves	11.9	2.4	–	–	–	–	–	14.3

Sale of reserves	(55.2)	–	–	–	–	–	–	(55.2)

Net revisions and transfers	113.3	1.3	(3.2)	17.8	143.0	42.8	(0.7)	314.3

2008 Production	(237.6)	(22.9)	(13.8)	(6.9)	(64.0)	(18.8)	(0.2)	(364.2)

Proved reserves at December 31, 2008	2,169.2	119.2	95.6	101.9	1,407.7	289.7	222.8	4,406.1

Discoveries, additions and extensions	185.6	474.6	–	(0.5)	62.8	25.3	–	747.8

Purchase of reserves	14.2	–	–	–	7.5	–	–	21.7

Sale of reserves	(115.8)	(1.4)	(67.0)	–	–	–	(220.0)	(404.2)

Net revisions and transfers	28.2	–	2.9	12.7	(19.5)	(33.3)	(1.0)	(10.0)

2009 Production	(238.4)	(26.2)	(7.0)	(21.1)	(84.4)	(20.3)	(0.1)	(397.5)

Proved reserves at December 31, 2009	2,043.0	566.2	24.5	93.0	1,374.1	261.4	1.7	4,363.9

Discoveries, additions and extensions	263.7	738.6	0.1	6.7	8.1	(22.6)	–	994.6

Purchase of reserves	–	17.5	–	–	42.4	–	–	59.9

Sale of reserves	(772.5)	(5.8)	–	–	–	–	(1.6)	(779.9)

Net revisions and transfers	11.2	10.3	4.9	12.1	(57.2)	14.3	(0.1)	(4.5)

2010 Production	(190.9)	(68.9)	(5.7)	(32.2)	(98.2)	(27.3)	–	(423.2)

Proved reserves at December 31, 2010	1,354.5	1,257.9	23.8	79.6	1,269.2	225.8	–	4,210.8

Proved developed

December 31, 2007	1,725.0	95.7	86.7	7.0	811.1	44.4	1.0	2,770.9

December 31, 2008	1,785.8	101.8	65.5	99.0	1,022.2	149.0	1.2	3,224.5

December 31, 2009	1,663.5	171.1	22.4	91.2	915.2	225.5	0.8	3,089.7

December 31, 2010	1,011.4	584.9	22.0	73.3	763.7	187.2	–	2,642.5

1
Talisman's estimates of its reserves as at December 31, 2009 and December 31, 2010 are based on average pricing methodology. Talisman's estimates of its reserves for years ended prior to December 31, 2009 were based on a single-day end-of-year price basis (using existing economic and operating conditions). For definitions of reserves, see the notes found on page 20 of this Annual Information Form.

22 TALISMAN ENERGY ANNUAL INFORMATION FORM

Continuity of Gross Proved Reserves1

	Canada	US	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total

Oil and Liquids (mmbbls)

Total Proved

Proved reserves at December 31, 2007	152.8	–	387.2	67.3	35.7	53.5	52.8	749.3

Discoveries, additions and extensions	13.7	–	15.0	8.3	0.4	0.2	(0.7)	36.9

Purchase of reserves	0.3	–	–	–	–	–	–	0.3

Sale of reserves	(0.3)	–	(17.5)	(1.7)	–	–	–	(19.5)

Net revisions and transfers	2.6	–	(133.7)	(5.3)	0.6	(5.6)	0.6	(140.8)

2008 Production	(14.8)	–	(34.3)	(12.0)	(4.3)	(8.7)	(7.6)	(81.7)

Proved reserves at December 31, 2008	154.3	–	216.7	56.6	32.4	39.4	45.1	544.5

Discoveries, additions and extensions	4.8	–	5.2	1.1	(1.7)	7.4	12.2	29.0

Purchase of reserves	0.2	–	–	–	1.0	–	–	1.2

Sale of reserves	(45.7)	–	(0.2)	(4.0)	–	–	(3.8)	(53.7)

Net revisions and transfers	–	–	77.0	14.5	1.1	3.8	(8.6)	87.8

2009 Production	(12.6)	–	(31.2)	(12.3)	(4.2)	(10.7)	(5.9)	(76.9)

Proved reserves at December 31, 2009	101.0	–	267.5	55.9	28.6	39.9	39.0	531.9

Discoveries, additions and extensions	5.0	3.4	6.8	9.7	3.4	3.0	2.2	33.5

Purchase of reserves	–	1.2	–	–	3.5	–	–	4.7

Sale of reserves	(18.5)	(0.2)	–	–	–	–	(0.7)	(19.4)

Net revisions and transfers	0.2	–	18.0	1.8	0.9	6.7	0.2	27.8

2010 Production	(8.4)	(0.1)	(27.0)	(14.2)	(4.3)	(9.7)	(5.1)	(68.8)

Proved reserves at December 31, 2010	79.3	4.3	265.3	53.2	32.1	39.9	35.6	509.7

Proved developed

December 31, 2007	146.2	–	344.5	25.6	28.2	31.3	48.2	624.0

December 31, 2008	143.4	–	173.3	24.8	26.0	24.9	35.2	427.6

December 31, 2009	92.6	–	197.1	26.1	23.2	31.2	23.7	393.9

December 31, 2010	74.6	0.9	211.9	21.6	21.4	30.8	19.6	380.8

TALISMAN ENERGY ANNUAL INFORMATION FORM 23

	Canada	US	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2007	2,565.7	126.5	100.2	78.9	1,981.9	387.0	224.0	5,464.2

Discoveries, additions and extensions	308.2	33.9	12.4	12.1	1.3	27.0	0.4	395.3

Purchase of reserves	15.3	2.8	–	–	–	–	–	18.1

Sale of reserves	(65.3)	–	–	–	–	–	–	(65.3)

Net revisions and transfers	(30.3)	1.4	(3.2)	17.8	–	(2.5)	(0.8)	(17.6)

2008 Production	(286.6)	(26.7)	(13.8)	(6.9)	(97.2)	(24.9)	(0.2)	(456.3)

Proved reserves at December 31, 2008	2,507.0	137.9	95.6	101.9	1,886.0	386.6	223.4	5,338.4

Discoveries, additions and extensions	201.2	544.5	–	(0.5)	88.6	27.9	–	861.7

Purchase of reserves	15.9	–	–	–	8.7	–	–	24.6

Sale of reserves	(137.6)	(1.5)	(67.0)	–	–	–	(220.5)	(426.6)

Net revisions and transfers	(75.3)	0.1	2.9	12.7	14.8	(11.1)	(1.0)	(56.9)

2009 Production	(262.7)	(30.3)	(7.0)	(21.1)	(120.6)	(26.7)	(0.1)	(468.5)

Proved reserves at December 31, 2009	2,248.5	650.7	24.5	93.0	1,877.5	376.7	1.8	5,272.7

Discoveries, additions and extensions	286.4	874.7	0.1	6.7	21.2	(37.4)	–	1,151.7

Purchase of reserves	–	23.0	–	–	60.7	–	–	83.7

Sale of reserves	(867.3)	(7.3)	–	–	–	–	(1.8)	(876.4)

Net revisions and transfers	33.2	12.5	4.9	12.1	(3.0)	44.6	–	104.3

2010 Production	(203.6)	(80.5)	(5.7)	(32.2)	(141.2)	(35.9)	–	(499.1)

Proved reserves at December 31, 2010	1,497.2	1,473.1	23.8	79.6	1,815.2	348.0	–	5,236.9

Proved developed

December 31, 2007	2,125.6	111.4	86.7	7.0	1,197.6	58.2	1.1	3,587.6

December 31, 2008	2,066.8	117.9	65.5	99.0	1,348.9	199.0	1.2	3,898.3

December 31, 2009	1,840.9	197.9	22.4	91.2	1,231.6	320.8	0.8	3,705.6

December 31, 2010	1,134.7	687.5	22.0	73.3	1,083.1	281.3	–	3,281.9

1
Talisman's estimates of its reserves as at December 31, 2009 and December 31, 2010 are based on average pricing methodology. Talisman's estimates of its reserves for years ended prior to December 31, 2009 were based on a single-day end-of-year price basis (using existing economic and operating conditions). For definitions of reserves, see the notes found on page 20 of this Annual Information Form.

24 TALISMAN ENERGY ANNUAL INFORMATION FORM

Discounted Future Net Cash Flows

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs, and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those used in the preparation of the estimates; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

TALISMAN ENERGY ANNUAL INFORMATION FORM 25

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2010	2009	2008

Oil and Liquids ($/bbl)

Canada (North America)[1]	64.49	55.74	37.11

US	59.74	–	–

UK	81.82	69.28	45.74

Scandinavia	81.03	68.62	44.64

Indonesia[2]	81.55	70.32	–

Southeast Asia	78.57	68.55	38.98

Other	80.92	68.26	46.06

Total	78.52	66.56	42.31

Natural Gas ($/mcf)

Canada (North America)[2]	4.20	4.06	6.94

US	4.79	4.54	–

UK	4.74	4.23	10.36

Scandinavia	5.13	5.97	9.69

Indonesia[2]	6.85	5.50	–

Southeast Asia	5.85	5.11	3.47

Other	–	7.30	1.72

Total	5.41	4.74	5.36

1
The price for Talisman's oil in North America is lower than other oil prices as it is a heavier grade.

2
Prices for Canada and the US are reported as North America and prices for Indonesia are reported as Southeast Asia in 2008.

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2010	2009	2008

WTI (US$/bbl)	79.42	61.18	44.60

Dated Brent (US$/bbl)	79.02	59.91	36.55

HH gas (US$/mmbtu)	4.37	3.82	5.71

AECO-C (C$/GJ)	3.82	3.58	6.02

US$/C$	0.9652	0.8687	0.8166

C$/UK£	1.6048	1.7907	1.7896

26 TALISMAN ENERGY ANNUAL INFORMATION FORM

Discounted Future Net Cash Flows from Proved Reserves

	North America				Southeast Asia
Years ended December 31 (millions of C$)	Canada	US	UK	Scandinavia	Indonesia	Other SEA[2]	Other	Total

2010

Future cash inflows[1]	10,388	6,246	21,708	4,715	9,958	3,279	1,532	57,826

Future costs

Transportation	(395)	(195)	(412)	(172)	(823)	–	(50)	(2,047)

Production	(3,938)	(1,050)	(11,434)	(2,199)	(1,143)	(1,184)	(278)	(21,226)

Development and site restoration	(1,759)	(1,335)	(5,150)	(883)	(860)	(491)	(126)	(10,604)

Future costs	(6,092)	(2,580)	(16,996)	(3,254)	(2,826)	(1,675)	(454)	(33,877)

Future inflows before income taxes	4,296	3,666	4,712	1,461	7,132	1,604	1,078	23,949

Future income & production revenue taxes	(1,039)	(452)	(2,888)	(47)	(2,947)	(341)	(359)	(8,073)

Net cash flows	3,257	3,214	1,824	1,414	4,185	1,263	719	15,876

Less 10% annual discount for estimated timing of cash flows	(1,302)	(1,647)	(19)	(210)	(1,770)	(230)	(226)	(5,404)

Discounted cash flows[3]	1,955	1,567	1,805	1,204	2,415	1,033	493	10,472

2009

Future cash inflows[1]	13,357	2,581	18,534	4,390	8,322	3,231	1,456	51,871

Future costs

Transportation	(473)	(9)	(370)	(100)	(837)	–	(61)	(1,850)

Production	(5,102)	(563)	(11,547)	(2,138)	(1,230)	(1,211)	(354)	(22,145)

Development and site restoration	(2,340)	(725)	(5,487)	(1,090)	(658)	(767)	(229)	(11,296)

Future costs	(7,915)	(1,297)	(17,404)	(3,328)	(2,725)	(1,978)	(644)	(35,291)

Future inflows before income taxes	5,442	1,284	1,130	1,062	5,597	1,253	812	16,580

Future income & production revenue taxes	(1,005)	–	(511)	315	(2,314)	(153)	(276)	(3,944)

Net cash flows	4,437	1,284	619	1,377	3,283	1,100	536	12,636

Less 10% annual discount for estimated timing of cash flows	(1,923)	(840)	434	(254)	(1,439)	(225)	(199)	(4,446)

Discounted cash flows[3]	2,514	444	1,053	1,123	1,844	875	337	8,190

	North America[2]	UK	Scandinavia	Southeast Asia[2]	Other	Total

2008

Future cash inflows[1]	20,889	10,840	3,513	7,635	1,600	44,477

Future costs

Transportation	(598)	(686)	(185)	(686)	(59)	(2,214)

Production	(7,846)	(5,897)	(1,675)	(2,431)	(473)	(18,322)

Development and site restoration	(3,255)	(4,493)	(1,170)	(1,025)	(274)	(10,217)

Future costs	(11,699)	(11,076)	(3,030)	(4,142)	(806)	(30,753)

Future inflows before income taxes	9,190	(236)	483	3,493	794	13,724

Future income & production revenue taxes	(1,765)	508	630	(1,458)	(374)	(2,459)

Net cash flows	7,425	272	1,113	2,035	420	11,265

Less 10% annual discount for estimated timing of cash flows	(3,097)	212	(250)	(878)	(135)	(4,148)

Discounted cash flows[3]	4,328	484	863	1,157	285	7,117

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2
North America includes Canada and the US in 2008. Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia in 2008. Other Southeast Asia includes Malaysia, Vietnam and Australia in 2009 and 2010.

3
2009 and 2010 future net cash flows have been prepared using 12-month average prices. 2008 future net cash flows were determined using single-day December 31 prices.

TALISMAN ENERGY ANNUAL INFORMATION FORM 27

Principal Sources of Changes in Discounted Cash Flows

Years ended December 31 (millions of C$)	2010	2009	2008

Sales of oil and gas produced net of production costs	(4,834)	(4,280)	(7,562)

Net change in prices	4,635	4,901	(15,881)

Net change in transportation costs	(203)	223	(73)

Net changes in production costs	402	(706)	(1,049)

Net changes in future development and site restoration costs	(28)	(710)	(842)

Development costs incurred during year	1,651	1,677	2,066

Extensions, discoveries and improved recovery	2,049	1,062	708

Revisions of previous reserves estimates	700	406	(141)

Net purchases	194	17	33

Net sales of reserves in place	(919)	(807)	(371)

Accretion of discount	1,132	832	2,839

Net change in taxes	(2,526)	(1,460)	9,930

Other	29	(82)	682

Net change	2,282	1,073	(9,661)

28 TALISMAN ENERGY ANNUAL INFORMATION FORM

Productive Wells

Year ended December 31, 2010	Productive Wells[1,2] Oil Wells		Productive Wells[1,2] Gas Wells		Productive Wells[1,2] Total Wells
Property	Gross	Net	Gross	Net	Gross	Net

North America

Conventional	1,468	1,258.2	2,048	1,491.0	3,516	2,749.2

Shale	–	–	257	191.2	257	191.2

Total North America	1,468	1,258.2	2,305	1,682.2	3,773	2,940.4

UK

Northern Business Area	129	96.0	1	0.8	130	96.8

Central Business Area	218	93.3	1	0.1	219	93.4

Total UK	347	189.3	2	0.9	349	190.2

Scandinavia

Norway

Southern North Sea	24	14.1	–	–	24	14.1

Mid North Sea	67	24.7	11	2.9	78	27.6

Total Scandinavia	91	38.8	11	2.9	102	41.7

Southeast Asia

Indonesia

Corridor PSC	86	31.0	41	14.4	127	45.4

Other Indonesia[3]	1,432	132.0	176	11.7	1,608	143.7

Malaysia	75	32.0	42	17.3	117	49.3

Vietnam	9	2.7	–	–	9	2.7

Australia	11	3.9	–	–	11	3.9

Papua New Guinea	–	–	1	0.5	1	0.5

Total Southeast Asia	1,613	201.6	260	43.9	1,873	245.5

Latin America

Colombia	–	–	–	–	–	–

Peru	–	–	–	–	–	–

Total Latin America	–	–	–	–	–	–

Other

Algeria	113	11.5	4	1.5	117	13.0

Tunisia	–	–	–	–	–	–

Rest of World[4]	–	–	–	–	–	–

Total Other	113	11.5	4	1.5	117	13.0

Total Worldwide	3,632	1,699.4	2,582	1,731.4	6,214	3,430.8

1
"Productive wells" means producing wells or wells mechanically capable of production.

2
One or more completions in the same borehole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion. Includes wells containing multiple completions as follows: 104 gross oil wells; 745 gross gas wells; 85.5 net oil wells and 502.5 net gas wells.

3
Other Indonesia includes the Ogan Komering PSC, Southeast Sumatra PSC, Offshore North West Java PSC, Tangguh and Jambi Merang.

4
Rest of World includes the Kurdistan region of northern Iraq.

TALISMAN ENERGY ANNUAL INFORMATION FORM 29

Acreage

Year ended December 31, 2010 (thousand acres)	Developed		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

North America[1]

Shale	27.8	21.8	2,480.1	1,898.9	2,507.9	1,920.7

Conventional[2]	827.6	554.4	1,969.8	1,391.0	2,797.4	1,945.4

Frontier[3]	2.7	–	6,453.7	3,650.3	6,456.4	3,650.3

Total North America	858.1	576.2	10,903.6	6,940.2	11,761.7	7,516.4

UK

Northern Business Area	166.1	108.0	434.2	202.8	600.3	310.8

Central Business Area	117.7	90.9	254.6	158.4	372.3	249.3

Other UK	–	–	4.2	0.8	4.2	0.8

Total UK	283.8	198.9	693.0	362.0	976.8	560.9

Scandinavia

Southern North Sea	66.1	44.5	157.9	76.5	224.0	121.0

Mid North Sea	74.9	26.6	27.2	13.2	102.1	39.8

Other Scandinavia[4]	–	–	1,376.4	503.3	1,376.4	503.3

Total Scandinavia	141.0	71.1	1,561.5	593.0	1,702.5	664.1

Southeast Asia

Indonesia[5]	460.0	75.9	12,223.6	5,411.2	12,683.6	5,487.1

Malaysia	115.3	57.4	3,687.3	2,451.4	3,802.6	2,508.8

Vietnam	8.3	2.7	3,547.8	1,707.7	3,556.1	1,710.4

Australia	9.2	3.6	371.0	108.0	380.2	111.6

Papua New Guinea	–	–	17,190.4	9,031.9	17,190.4	9,031.9

Total Southeast Asia	592.8	139.6	37,020.1	18,710.2	37,612.9	18,849.8

Latin America

Colombia[6]	–	–	10,906.4	5,280.2	10,906.4	5,280.2

Peru	–	–	8,219.4	4,324.2	8,219.4	4,324.2

Total Latin America	–	–	19,125.8	9,604.4	19,125.8	9,604.4

Other

Algeria	196.0	34.4	–	–	196.0	34.4

Tunisia	–	–	–	–	–	–

Rest of World[7]	–	–	846.1	402.9	846.1	402.9

Total Other	196.0	34.4	846.1	402.9	1,042.1	437.3

Total Worldwide[8]	2,071.7	1,020.2	70,150.1	36,612.7	72,221.8	37,632.9

1
"Developed" acreage consists of acreage assigned to productive wells. Each productive shale well has been allocated 80 acres of spacing, rather than the more traditional spacing of 640 acres used for conventional wells.

2
Conventional acreage is derived by subtracting total shale acreage and total frontier acreage from total acreage. Where the Company has both shale and conventional formations under one title document, acreage is counted only with respect to shale.

3
Frontier includes properties in the Northwest Territories, Nunavut, Yukon and Alaska.

4
Other Scandinavia includes exploration acreage in the Barents Sea and Denmark.

5
The Corridor PSC constitutes a significant portion of the Company's gross and net developed acreage in Indonesia.

6
Excludes 1,680,000 gross acres and 330,000 net acres acquired as part of the BP Colombia acquisition which was completed in January 2011.

7
Rest of World includes the Kurdistan region of northern Iraq.

8
Excludes 375,000 net acres which are subject to regulatory approval in UK, Norway and Papua New Guinea.

30 TALISMAN ENERGY ANNUAL INFORMATION FORM

Production

The following tables set forth production for each of the last three fiscal years. North American production data for the year ended December 31, 2008 does not delineate between Conventional and Shale for Canada and United States because the Company's North America operations were not organized along those lines at that time. All production figures include production from assets which were sold in the year, until the date of completion of the sale.

Year ended December 31, 2010	Oil & Liquids Production (mbbls/d)			Natural Gas Production (mmcf/d)			Total Production (mboe/d)
Property	Gross	Net		Gross	Net		Gross	Net

North America

Canada[1,2]

Conventional	23	18		530	499		111	101

Shale	–	–		31	31		5	5

United States							–	–

Conventional	–	–		33	28		6	5

Shale	–	–		185	160		31	26

Total North America	23	18		779	718		153	137

UK

Northern Business Area	58	58		12	12		61	61

Central Business Area	16	16		4	4		16	16

Total UK	74	74		16	16		77	77

Scandinavia

Norway

Southern North Sea	4	4		5	5		5	5

Mid North Sea	35	35		83	83		49	49

Total Scandinavia	39	39		88	88		54	54

Southeast Asia

Indonesia

Corridor PSC	4	1	[3]	344	232	[3]	61	40

Other Indonesia[4]	8	4	[3]	43	35	[3]	15	10

Malaysia	21	12	[3]	98	72	[3]	37	23

Vietnam	2	2	[3]	–	–		2	2

Australia	4	3	[3]	–	–		4	3

Total Southeast Asia	39	22		485	339		119	78

Other

Algeria[5]	14	7		–	–		14	7

Tunisia[5]	–	–		–	–		–	–

Total Other	14	7		–	–		14	7

Total Worldwide	189	160		1,368	1,161		417	353

See footnotes on page 33.

TALISMAN ENERGY ANNUAL INFORMATION FORM 31

Year ended December 31, 2009	Oil & Liquids Production (mbbls/d)			Natural Gas Production (mmcf/d)			Total Production (mboe/d)
Property	Gross	Net		Gross	Net		Gross	Net

North America

Canada[1,2]

Conventional	34	27		717	645		154	134

Shale	–	–		3	3		–	–

United States

Conventional	–	–		52	45		9	8

Shale	–	–		31	27		5	5

Total North America	34	27		803	720		168	147

UK

United Kingdom

Northern Business Area	48	48		11	11		49	49

Central Business Area	38	38		8	8		40	40

Netherlands	–	–		–	–		–	–

Total UK	86	86		19	19		89	89

Scandinavia

Norway

Southern North Sea	7	7		8	8		8	8

Mid North Sea	27	27		50	50		36	36

Total Scandinavia	34	34		58	58		44	44

Southeast Asia

Indonesia

Corridor PSC	4	2	[3]	312	218	[3]	56	38

Other Indonesia[4]	7	3	[3]	18	12	[3]	10	5

Malaysia	20	12	[3]	73	56	[3]	32	21

Vietnam	5	4	[3]	–	–		5	4

Australia	5	5	[3]	–	–		5	5

Total Southeast Asia	41	26		403	286		108	73

Other

Algeria[5]	14	7	[5]	–	–		14	7

Tunisia[5]	1	1	[5]	–	–		1	1

Trinidad and Tobago[5]	1	1	[5]	–	–		1	1

Total Other	16	9		–	–		16	9

Total Worldwide	211	182		1,283	1,083		425	362

See footnotes on page 33.

32 TALISMAN ENERGY ANNUAL INFORMATION FORM

Year ended December 31, 2008	Oil & Liquids Production (mbbls/d)			Natural Gas Production (mmcf/d)			Total Production (mboe/d)
Property	Gross	Net		Gross	Net		Gross	Net

North America

Canada1,[2]	40	32		783	649		171	140

United States	–	–		73	63		12	11

Total North America	40	32		856	712		183	151

UK

United Kingdom

Northern Business Area	53	53		11	11		55	55

Central Business Area	41	41		7	7		42	42

Netherlands	–	–		20	20		3	3

Total UK	94	94		38	38		100	100

Scandinavia

Norway

Southern North Sea	10	10		10	10		12	12

Mid North Sea	22	22		9	9		23	23

Denmark	1	1		–	–		1	1

Total Scandinavia	33	33		19	19		36	36

Southeast Asia

Indonesia

Corridor PSC	4	2	[3]	250	159	[3]	46	29

Other Indonesia[4]	8	2	[3]	16	12	[3]	11	4

Malaysia	20	9	[3]	68	52	[3]	31	18

Vietnam	1	1	[3]	–	–		1	1

Australia	3	3	[3]	–	–		3	3

Total Southeast Asia	36	17		334	223		92	55

Other

Algeria[5]	15	6	[5]	–	–		15	6

Tunisia[5]	1	1	[5]	–	–		1	1

Trinidad and Tobago[5]	5	4	[5]	–	–		5	4

Total Other	21	11		–	–		21	11

Total Worldwide	224	187		1,247	992		432	353

1
Includes approximately 165 bbls/d, 538 bbls/d and 801 bbls/d of liquids attributable to royalty interests and net profits interests for the years ended December 31, 2010, 2009 and 2008, respectively.

2
Includes approximately 3.7 mmcf/d, 4.5 mmcf/d and 6.1 mmcf/d of gas attributable to royalty interests and net profits interests for the years ended December 31, 2010, 2009 and 2008, respectively.

3
Interests of Indonesian, Malaysian, Vietnamese and Australian governments, other than working interests, income taxes or PRT are accounted for as royalties.

4
Other Indonesia includes Corridor Technical Assistance Contract, the Ogan Komering PSC, Tangguh PSC, Southeast Sumatra PSC, Jambi Merang PSC and Offshore Northwest Java PSC for the year ended December 31, 2010; the Corridor Technical Assistance Contract, the Ogan Komering PSC, Southeast Sumatra PSC, Offshore Northwest Java PSC and Tangguh PSC for the year ended December 31, 2009; and the Corridor Technical Assistance Contract, the Ogan Komering PSC, Southeast Sumatra PSC and Offshore Northwest Java PSC for the year ended December 31, 2008.

5
Interests of the Algerian, Tunisian and Trinidad and Tobago governments, other than working interests or income taxes, are accounted for as royalties.

TALISMAN ENERGY ANNUAL INFORMATION FORM 33

Drilling Activity

The following tables set forth the number of wells1 Talisman has drilled and tested or participated in drilling and testing, and the net2 interest of Talisman in such wells for each of the last three fiscal years. The number of wells drilled refers to the number of wells completed at any time during the fiscal years, regardless of when drilling was initiated. North America drilling data for the year ended December 31, 2008 does not delineate between Conventional and Shale for Canada and the United States because the Company's North America operations were not organized along those lines at that time.

		Exploration[7]				Development				Total
Year ended December 31, 2010		Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total

North America

Conventional	Gross	7	2	–	9	58	42	–	100	65	44	–	109

	Net	7.0	1.4	–	8.4	52.5	21.9	–	74.4	59.5	23.3	–	82.8

Shale	Gross	–	42	–	42	–	157	1	158	–	199	1	200

	Net	–	37.3	–	37.3	–	142.7	1.0	143.7	–	180.0	1.0	181.0

UK

United Kingdom	Gross	–	–	2	2	1	–	2	3	1	–	4	5

	Net	–	–	1.5	1.5	1.0	–	0.7	1.7	1.0	–	2.2	3.2

Scandinavia

Norway	Gross	–	–	2	2	10	–	1	11	10	–	3	13

	Net	–	–	0.2	0.2	4.6	–	0.6	5.2	4.6	–	0.8	5.4

Southeast Asia

Indonesia	Gross	–	–	2	2	23	5	–	28	23	5	2	30

	Net	–	–	0.8	0.8	5.7	1.1	–	6.8	5.7	1.1	0.8	7.6

Malaysia	Gross	–	1	–	1	6	4	–	10	6	5	–	11

	Net	–	0.4	–	0.4	2.5	1.7	–	4.2	2.5	2.1	–	4.6

Vietnam	Gross	–	–	–	–	2	–	–	2	2	–	–	2

	Net	–	–	–	–	0.6	–	–	0.6	0.6	–	–	0.6

Australia	Gross	–	–	2	2	1	–	–	1	1	–	2	3

	Net	–	–	0.5	0.5	0.3	–	–	0.3	0.3	–	0.5	0.8

Papua New Guinea	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Latin America

Colombia	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Peru	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.7	0.7	–	–	–	–	–	–	0.7	0.7

Other

North Africa[5]	Gross	–	–	–	–	14	1	–	15	14	1	–	15

	Net	–	–	–	–	2.0	0.1	–	2.1	2.0	0.1	–	2.1

Rest of World	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Total	Gross	7	45	9	61	115	209	4	328	122	254	13	389

	Net	7.0	39.1	3.7	49.8	69.2	167.5	2.3	239.0	76.2	206.6	6.0	288.8

See footnotes on page 36.

34 TALISMAN ENERGY ANNUAL INFORMATION FORM

		Exploration[7]				Development				Total
Year ended December 31, 2009		Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total

North America

Conventional	Gross	1	17	1	19	4	42	3	49	5	59	4	68

	Net	1.0	12.9	0.5	14.4	1.7	23.8	1.8	27.3	2.7	36.7	2.3	41.7

Shale	Gross	–	33	–	33	–	62	–	62	–	95	–	95

	Net	–	30.8	–	30.8	–	35.3	–	35.3	–	66.1	–	66.1

UK

United Kingdom	Gross	2	–	1	3	7	–	–	7	9	–	1	10

	Net	1.2	–	1.0	2.2	2.6	–	–	2.6	3.8	–	1.0	4.8

Netherlands	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Scandinavia

Norway	Gross	2	1	3	6	8	–	–	8	10	1	3	14

	Net	0.4	0.3	1.2	1.9	4.0	–	–	4.0	4.4	0.3	1.2	5.9

Southeast Asia

Indonesia	Gross	1	–	2	3	18	4	1	23	19	4	3	26

	Net	0.1	–	0.2	0.3	3.0	0.2	0.1	3.3	3.1	0.2	0.3	3.6

Malaysia	Gross	–	–	1	1	11	6	–	17	11	6	1	18

	Net	–	–	0.6	0.6	4.7	2.5	–	7.2	4.7	2.5	0.6	7.8

Vietnam	Gross	1	–	2	3	1	–	–	1	2	–	2	4

	Net	0.6	–	1.2	1.8	0.3	–	–	0.3	0.9	–	1.2	2.1

Australia	Gross	–	–	–	–	1	–	–	1	1	–	–	1

	Net	–	–	–	–	0.3	–	–	0.3	0.3	–	–	0.3

Other

North Africa[5]	Gross	–	–	2	2	7	–	–	7	7	–	2	9

	Net	–	–	0.9	0.9	0.3	–	–	0.3	0.3	–	0.9	1.2

Rest of World[6]	Gross	–	1	–	1	–	–	–	–	–	1	–	1

	Net	–	0.3	–	0.3	–	–	–	–	–	0.3	–	0.3

Total	Gross	7	52	12	71	57	114	4	175	64	166	16	246

	Net	3.3	44.3	5.6	53.2	16.9	61.8	1.9	80.6	20.2	106.1	7.5	133.8

See footnotes on page 36.

TALISMAN ENERGY ANNUAL INFORMATION FORM 35

		Exploration[7]				Development				Total
Year ended December 31, 2008		Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total

North America

Canada	Gross	22	72	1	95	116	164	–	280	138	236	1	375

	Net	19.6	52.5	0.6	72.7	71.1	112.2	–	183.3	90.7	164.7	0.6	256.0

United States	Gross	–	46	2	48	–	4	–	4	–	50	2	52

	Net	–	20.0	1.9	21.9	–	1.9	–	1.9	–	21.9	1.9	23.8

UK

United Kingdom	Gross	2	1	2	5	12	–	–	12	14	1	2	17

	Net	1.1	0.6	0.9	2.6	4.7	–	–	4.7	5.8	0.6	0.9	7.3

Netherlands	Gross	–	–	–	–	–	2	–	2	–	2	–	2

	Net	–	–	–	–	–	0.2	–	0.2	–	0.2	–	0.2

Scandinavia

Norway	Gross	–	–	4	4	7	1	1	9	7	1	5	13

	Net	–	–	1.4	1.4	3.1	0.7	0.6	4.4	3.1	0.7	2.0	5.8

Denmark	Gross	–	–	–	–	2	–	–	2	2	–	–	2

	Net	–	–	–	–	0.6	–	–	0.6	0.6	–	–	0.6

Southeast Asia

Indonesia	Gross	–	1	2	3	28	15	–	43	28	16	2	46

	Net	–	0.1	0.6	0.7	3.6	0.4	–	4.0	3.6	0.5	0.6	4.7

Malaysia	Gross	–	–	1	1	4	15	1	20	4	15	2	21

	Net	–	–	0.8	0.8	1.6	6.2	0.4	8.2	1.6	6.2	1.2	9.0

Vietnam	Gross	1	1	1	3	6	–	–	6	7	1	1	9

	Net	1.0	1.0	1.0	3.0	1.8	–	–	1.8	2.8	1.0	1.0	4.8

Australia	Gross	2	–	–	2	–	1	1	2	2	1	1	4

	Net	0.5	–	–	0.5	–	0.3	0.3	0.6	0.5	0.3	0.3	1.1

Other

North Africa[5]	Gross	3	–	–	3	6	–	–	6	9	–	–	9

	Net	0.3	–	–	0.3	0.2	–	–	0.2	0.5	–	–	0.5

Rest of World[6]	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	1.0	1.0	–	–	–	–	–	–	1.0	1.0

Total	Gross	30	121	14	165	181	202	3	386	211	323	17	551

	Net	22.5	74.2	8.2	104.9	86.7	121.9	1.3	209.9	109.2	196.1	9.5	314.8

1
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.

2
"Net" wellbores are the aggregate of the percentage working interest of the Company in each of the gross wellbores. Data is rounded to the nearest decimal and summed.

3
A productive oil or gas well is an exploratory, development or extension well that is not a dry well.

4
A dry well (hole) is an exploratory, development or extension well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. The term "completion" refers to the installation of permanent equipment for the production of oil and gas, or, in the case of a dry hole, to reporting of abandonment to the appropriate agency or authority.

5
North Africa includes Algeria and Tunisia.

6
Rest of World for the year ended December 31, 2009 includes Colombia, Peru and the Kurdistan region of northern Iraq; and for the year ended December 31, 2008 includes Colombia, Peru, Qatar, and the Kurdistan region of northern Iraq.

7
For all geographic areas other than North America, includes stratigraphic wells that have been plugged and abandoned, and excludes exploration wells that are currently suspended and awaiting completion or abandonment.

36 TALISMAN ENERGY ANNUAL INFORMATION FORM

The following table shows the number of wells in the process of drilling, temporarily suspended or in active completion stages as of December 31, 2010. Gross wells means the total number of wells in which Talisman owns a working interest. Net wells means Talisman's working interest owned in gross wells expressed as whole numbers and fractions thereof.

		Wells in the process of drilling, suspended or active completion[1]
		Exploration	Development

North America

	Gross	–	29

	Net	–	25.3

UK

	Gross	1	–

	Net	0.8	–

Scandinavia

	Gross	4	2

	Net	1.0	0.6

Southeast Asia

	Gross	12	6

	Net	6.7	1.9

Latin America

	Gross	8	–

	Net	4.0	–

Other[2]

	Gross	1	2

	Net	0.4	0.4

Total

	Gross	26	39

	Net	12.9	28.2

1
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.

2
Other includes Algeria (development) and the Kurdistan region of northern Iraq (exploration).

TALISMAN ENERGY ANNUAL INFORMATION FORM 37

Other Oil and Gas Information

Results of Operations from Oil and Gas Producing Activities

Years ended December 31		North America[2]				Southeast Asia[5]
(millions of C$)		Canada	US	UK3	Scandinavia[4]	Indonesia	Other SEA	Other[6]	Total

2010

Net oil and gas revenue derived from proved reserves[1]		1,409	313	2,232	1,393	878	643	200	7,068

Less:	Production costs	433	61	817	304	130	158	27	1,930

	Transportation	50	11	34	64	61	–	7	227

	Exploration and dry hole expense	34	2	78	43	57	92	201	507

	Depreciation, depletion and amortization	615	223	581	537	59	256	28	2,299

	Tax expense	71	6	406	347	271	102	17	1,220

Results of operations		206	10	316	98	300	35	(80)	885

2009

Net oil and gas revenue derived from proved reserves[1]		1,667	126	2,183	986	700	620	265	6,547

Less:	Production costs	555	30	872	285	104	151	48	2,045

	Transportation	55	4	46	54	55	–	8	222

	Exploration and dry hole expense	222	53	48	92	26	302	142	885

	Depreciation, depletion and amortization	894	151	837	411	51	331	48	2,723

	Tax expense (recovery)	(15)	(43)	255	112	219	–	33	561

Results of operations		(44)	(69)	125	32	245	(164)	(14)	111

		North America[2]		UK3	Scandinavia[4]	Southeast Asia[5]		Other[6]	Total

2008

Net oil and gas revenue derived from proved reserves[1]			3,272	3,548	1,235		1,413	418	9,886

Less:	Production costs		594	1,009	280		195	34	2,112

	Transportation		68	52	35		48	9	212

	Exploration and dry hole expense		444	148	141		87	117	937

	Depreciation, depletion and amortization		1,079	1,150	477		251	61	3,018

	Tax expense		270	658	224		392	115	1,659

Results of operations			817	531	78		440	82	1,948

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2
North America includes operations in Canada and the US.

3
UK includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

4
Scandinavia includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

5
Southeast Asia includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

6
Prior to 2010, Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago assets in 2009) as well as other international areas. In 2010, Other includes Algeria and Tunisia (until the sale of the Tunisia assets in 2010).

38 TALISMAN ENERGY ANNUAL INFORMATION FORM

Capitalized Costs Relating to Oil and Gas Activities

Years ended December 31		North America[1]				Southeast Asia[4]
(millions of C$)		Canada	US	UK2	Scandinavia[3]	Indonesia	Other SEA	Other[5]	Total

2010

Proved properties		6,072	2,262	8,586	3,640	1,328	2,776	460	25,124

Unproved properties		727	1,210	352	868	189	610	674	4,630

Incomplete wells and facilities		23	9	28	16	44	–	58	178

		6,822	3,481	8,966	4,524	1,561	3,386	1,192	29,932

Less:	Accumulated depreciation, depletion and amortization	2,391	761	4,615	1,852	523	1,352	204	11,698

Net capitalized costs		4,431	2,720	4,351	2,672	1,038	2,034	988	18,234

2009

Proved properties		10,933	1,351	8,603	3,313	1,275	2,635	410	28,520

Unproved properties		856	410	435	136	70	490	552	2,949

Incomplete wells and facilities		30	10	9	7	2	56	78	192

		11,819	1,771	9,047	3,456	1,347	3,181	1,040	31,661

Less:	Accumulated depreciation, depletion and amortization	4,891	608	4,498	1,414	488	1,176	203	13,278

Net capitalized costs		6,928	1,163	4,549	2,042	859	2,005	837	18,383

		North America[1]		UK2	Scandinavia[3]	Southeast Asia[4]		Other[5]	Total

2008

Proved properties			13,390	8,559	2,638		3,934	731	29,252

Unproved properties			774	569	227		522	650	2,742

Incomplete wells and facilities			218	23	8		71	42	362

			14,382	9,151	2,873		4,527	1,423	32,356

Less:	Accumulated depreciation, depletion and amortization		5,947	4,329	1,064		1,548	351	13,239

Net capitalized costs			8,435	4,822	1,809		2,979	1,072	19,117

1
North America includes operations in Canada and the US.

2
UK includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

3
Scandinavia includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

4
Southeast Asia includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

5
Prior to 2010, Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago assets in 2009) as well as other international areas. In 2010, Other includes Algeria and Tunisia (until the sale of the Tunisia assets in 2010).

TALISMAN ENERGY ANNUAL INFORMATION FORM 39

Costs Incurred in Oil and Gas Activities

Years ended December 31	North America[1]				Southeast Asia[4]
(millions of C$)	Canada	US	UK2	Scandinavia[3]	Indonesia	Other SEA	Other[5]	Total

2010

Property acquisition costs

Proved	5	127	–	–	122	–	–	254

Unproved	3	1,061	–	762	55	49	84	2,014

Exploration costs	186	19	96	89	73	167	260	890

Development costs	617	935	511	502	89	242	102	2,998

Asset retirement costs	54	(8)	151	(31)	6	10	5	187

Total costs incurred	865	2,134	758	1,322	345	468	451	6,343

2009

Property acquisition costs

Proved	147	1	–	–	2	–	–	150

Unproved	394	392	–	–	8	343	47	1,184

Exploration costs	339	188	149	157	28	195	217	1,273

Development costs	436	120	523	578	43	385	59	2,144

Asset retirement costs	(17)	4	208	41	10	5	4	255

Total costs incurred	1,299	705	880	776	91	928	327	5,006

	North America[1]		UK2	Scandinavia[3]	Southeast Asia[4]		Other[5]	Total

2008

Property acquisition costs

Proved		71	–	–		–	–	71

Unproved		833	–	–		6	430	1,269

Exploration costs		770	188	165		303	159	1,585

Development costs		965	576	720		452	33	2,746

Asset retirement costs		45	48	3		9	1	106

Total costs incurred		2,684	812	888		770	623	5,777

1
North America includes operations in Canada and the US.

2
UK includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

3
Scandinavia includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

4
Southeast Asia includes operations in Indonesia, Malaysia, Vietnam, Australia, and Papua New Guinea.

5
Prior to 2010, Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago assets in 2009) as well as other international areas. In 2010, Other includes Algeria and Tunisia (until the sale of the Tunisia assets in 2010).

40 TALISMAN ENERGY ANNUAL INFORMATION FORM

Product Netbacks After Royalties1

Net of Royalties – US$	2010	2009	2008

North America

Oil and liquids (US$/bbl)

Sales price	62.59	48.13	81.96

Hedging gain	–	–	0.01

Transportation	0.90	0.65	0.49

Operating costs	14.25	12.71	13.10

	47.44	34.77	68.38

Natural gas (US$/mcf)

Sales price	4.79	4.12	8.23

Transportation	0.20	0.17	0.22

Operating costs	1.48	1.43	1.55

	3.11	2.52	6.46

UK

Oil and liquids (US$/bbl)

Sales price	79.34	59.86	94.17

Hedging loss	–	–	(0.82)

Transportation	1.01	1.07	1.11

Operating costs	29.34	24.08	27.81

	48.99	34.71	64.43

Natural gas (US$/mcf)

Sales price	4.58	4.14	9.14

Transportation	1.05	0.96	0.77

Operating costs	0.23	0.13	0.46

	3.30	3.05	7.91

Scandinavia

Oil and liquids (US$/bbl)

Sales price	81.32	61.06	95.13

Transportation	2.24	2.06	2.29

Operating costs	18.94	18.69	22.13

	60.14	40.31	70.71

Natural gas (US$/mcf)

Sales price	6.66	5.13	6.70

Transportation	0.94	1.02	0.90

Operating costs	0.89	0.81	–

	4.83	3.30	5.80

TALISMAN ENERGY ANNUAL INFORMATION FORM 41

Product Netbacks After Royalties1 (continued)

Net of Royalties – US$	2010	2009	2008

Southeast Asia

Oil and liquids (US$/bbl)

Sales price	80.54	62.32	94.64

Transportation	0.88	0.53	0.73

Operating costs	25.07	16.54	23.40

	54.59	45.25	70.51

Natural gas (US$/mcf)

Sales price	6.72	5.60	9.49

Transportation	0.43	0.42	0.52

Operating costs	0.72	0.58	0.61

	5.57	4.60	8.36

Other

Oil (US$/bbl)

Sales price	82.69	64.83	98.73

Transportation	2.87	2.19	1.92

Operating costs	11.41	10.02	10.11

	68.41	52.62	86.70

Total Company

Oil and liquids (US$/bbl)

Sales price	78.19	58.99	92.61

Hedging loss	–	–	(0.41)

Transportation	1.35	1.17	1.22

Operating costs	23.74	19.61	22.78

	53.10	38.21	68.20

Natural gas (US$/mcf)

Sales price	5.59	4.63	8.57

Transportation	0.34	0.30	0.32

Operating costs	1.22	1.17	1.27

	4.03	3.16	6.98

1
Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.

42 TALISMAN ENERGY ANNUAL INFORMATION FORM

Product Netbacks (Gross)

	2010					2009					2008
	Total	Three months ended				Total	Three months ended				Total
C$ Gross	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

North America

Oil and liquids ($/bbl)

Sales price	64.47	63.73	61.40	62.36	69.68	54.96	64.24	60.17	56.55	42.65	85.52

Hedging gain	–	–	–	–	–	–	–	–	–	–	0.01

Royalties	13.58	12.03	14.54	11.26	16.34	11.29	15.37	12.23	11.60	7.30	16.80

Transportation	0.73	0.54	0.63	0.75	0.94	0.59	0.50	0.62	0.80	0.45	0.42

Operating costs	11.58	10.28	12.48	12.70	10.81	11.53	12.45	8.57	12.30	12.48	11.17

	38.58	40.88	33.75	37.65	41.59	31.55	35.92	38.75	31.85	22.42	57.14

Natural gas ($/mcf)

Sales price	4.93	4.42	4.73	4.75	5.83	4.70	4.86	4.05	4.37	5.51	8.66

Royalties	0.38	0.40	0.41	0.15	0.57	0.46	0.34	0.32	0.31	0.85	1.46

Transportation	0.19	0.17	0.17	0.19	0.24	0.18	0.19	0.22	0.15	0.14	0.20

Operating costs	1.40	1.39	1.31	1.42	1.50	1.47	1.40	1.37	1.60	1.53	1.37

	2.96	2.46	2.84	2.99	3.52	2.59	2.93	2.14	2.31	2.99	5.63

UK

Oil and liquids ($/bbl)

Sales price	81.71	86.75	79.87	79.90	79.50	68.36	78.78	74.59	67.73	56.36	98.35

Hedging loss	–	–	–	–	–	–	–	–	–	–	(0.82)

Royalties	0.25	0.25	0.17	0.36	0.24	0.17	0.27	0.15	0.21	0.08	0.37

Transportation	1.04	1.07	0.87	1.18	1.04	1.22	1.59	1.01	1.06	1.24	1.18

Operating costs	30.13	24.95	31.13	35.85	30.26	27.43	30.00	35.32	24.83	22.12	29.31

	50.29	60.48	47.70	42.51	47.96	39.54	46.92	38.11	41.63	32.92	66.67

Natural gas ($/mcf)

Sales price	4.72	5.42	4.95	3.62	5.16	4.73	4.41	3.24	4.24	5.93	9.78

Royalties	–	–	–	–	–	–	–	(0.02)	0.01	–	0.01

Transportation	1.08	1.49	0.95	0.85	1.15	1.09	0.87	2.38	1.08	0.59	0.82

Operating costs	0.23	0.13	0.24	0.32	0.21	0.15	–	0.31	0.13	0.17	0.50

	3.41	3.80	3.76	2.45	3.80	3.49	3.54	0.57	3.02	5.17	8.45

Scandinavia

Oil and liquids ($/bbl)

Sales price	83.75	91.25	81.63	80.09	82.05	69.73	77.61	76.53	67.89	56.50	99.23

Royalties	–	–	–	–	–	–	–	–	–	–	0.21

Transportation	2.30	2.45	2.66	2.38	1.82	2.36	2.28	2.24	2.35	2.55	2.41

Operating costs	19.51	19.75	19.67	19.04	19.57	21.34	18.79	27.27	20.45	19.81	23.53

	61.94	69.05	59.30	58.67	60.66	46.03	56.54	47.02	45.09	34.14	73.08

Natural gas ($/mcf)

Sales price	6.86	7.93	7.40	5.85	5.94	5.86	4.99	4.83	4.22	9.88	7.16

Transportation	0.97	0.73	0.98	1.15	1.06	1.17	1.04	1.46	1.61	0.80	0.93

Operating costs	0.92	0.94	0.92	0.84	0.95	0.93	0.76	1.28	1.07	0.88	–

	4.97	6.26	5.50	3.86	3.93	3.76	3.19	2.09	1.54	8.20	6.23

TALISMAN ENERGY ANNUAL INFORMATION FORM 43

Product Netbacks (Gross) (continued)

	2010					2009					2008
	Total	Three months ended				Total	Three months ended				Total
C$ Gross	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

Southeast Asia

Oil and liquids ($/bbl)

Sales price	82.95	94.09	78.37	81.47	79.30	71.17	84.26	74.30	70.61	52.69	97.63

Royalties	35.49	42.62	31.80	36.97	31.22	26.33	32.00	28.97	23.98	18.93	51.24

Transportation	0.52	0.80	0.48	0.50	0.33	0.38	0.32	0.25	0.44	0.56	0.38

Operating costs	14.77	19.06	14.93	12.33	13.59	11.90	12.60	9.65	13.87	11.94	11.89

	32.17	31.61	31.16	31.67	34.16	32.56	39.34	35.43	32.32	21.26	34.12

Natural gas ($/mcf)

Sales price	6.92	7.22	6.73	6.77	6.98	6.40	7.19	6.92	6.01	5.35	9.94

Royalties	2.09	2.32	1.94	2.09	2.00	1.87	2.17	1.93	1.60	1.76	3.31

Transportation	0.31	0.30	0.30	0.31	0.31	0.34	0.40	0.27	0.24	0.45	0.35

Operating costs	0.52	0.84	0.36	0.45	0.43	0.47	0.46	0.44	0.47	0.52	0.43

	4.00	3.76	4.13	3.92	4.24	3.72	4.16	4.28	3.70	2.62	5.85

Other

Oil ($/bbl)

Sales price	85.17	98.67	85.00	77.31	78.31	74.03	100.59	71.45	69.75	59.04	102.51

Royalties	45.13	53.39	42.57	40.26	43.33	32.28	59.07	36.38	24.60	14.87	46.41

Transportation	1.39	1.37	1.40	1.38	1.41	1.41	1.43	1.51	1.33	1.39	1.12

Operating costs	5.52	5.29	5.81	5.04	5.96	6.45	5.73	5.80	7.42	6.69	5.87

	33.13	38.62	35.22	30.63	27.61	33.89	34.36	27.76	36.40	36.09	49.11

Total Company

Oil and liquids ($/bbl)

Sales price	80.52	87.38	78.09	77.70	78.70	67.36	79.18	72.24	66.48	53.64	96.43

Hedging loss	–	–	–	–	–	–	–	–	–	–	(0.34)

Royalties	12.35	13.16	11.78	13.49	11.07	9.48	13.22	11.58	8.28	5.53	15.78

Transportation	1.18	1.26	1.16	1.23	1.08	1.15	1.29	1.00	1.11	1.20	1.09

Operating costs	20.70	19.72	21.27	21.20	20.69	19.24	19.99	21.46	18.72	17.23	20.21

	46.29	53.24	43.88	41.78	45.86	37.49	44.68	38.20	38.37	29.68	59.01

Natural gas ($/mcf)

Sales price	5.76	5.65	5.66	5.51	6.23	5.29	5.61	5.01	4.88	5.64	9.01

Royalties	0.96	1.03	0.95	0.83	1.02	0.87	0.89	0.84	0.70	1.06	1.89

Transportation	0.29	0.27	0.29	0.29	0.33	0.29	0.33	0.30	0.25	0.27	0.27

Operating costs	1.04	1.16	0.92	1.03	1.08	1.11	1.04	1.05	1.20	1.17	1.07

	3.47	3.19	3.50	3.36	3.80	3.02	3.35	2.82	2.73	3.14	5.78

Delivery Commitments

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 16 entitled "Contingencies and Commitments" in the audited Consolidated Financial Statements of the Company for the year ended December 31, 2010.

44 TALISMAN ENERGY ANNUAL INFORMATION FORM

Competitive Conditions

The oil and gas industry, both within North America and internationally, is highly competitive in all aspects of the business. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel. With respect to the exploration, development and marketing of oil and natural gas, the Company's competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators, and national oil companies. A number of the Company's competitors have financial and other resources substantially in excess of those available to the Company. In addition, oil and gas producers in general compete indirectly against others engaged in supplying alternative forms of energy, fuel and related products to consumers.

Corporate Responsibility and Environmental Protection

Corporate Policies

Talisman has formal policies and procedures that support the Company's commitment to corporate responsibility. Talisman's Policy on Business Conduct and Ethics ("PBCE"), a statement of the Company's ethical principles, is the foundation of the Company's corporate responsibility framework. As a condition of employment, all employees of Talisman are required to read the PBCE and understand how it relates to his or her business dealings.

In 2010, the Company reviewed and revised the PBCE to reflect changes to anti-bribery regulations in the UK that have implications for Talisman's international operations. These policy revisions reflect a stronger company stance on corruption with the prohibition of facilitation payments made to government officials for the conduct of routine tasks and a statement articulating the Company's zero tolerance approach to corruption.

The Company reviewed and revised its Online Ethics Awareness Training, which all employees are obliged to complete annually. The purpose of the training is to provide employees and contractors the opportunity to review the Company's expectations for their ethical behaviour and apply ethical decision-making skills to their activities as they relate to Talisman's operations. All employees and directors are also required to complete a declaration annually, which confirms their compliance with the PBCE or, alternatively, to disclose any exceptions. When exceptions are reported, they are reviewed individually by the Chief Executive Officer and reported to the Board of Directors.

Talisman also has a security policy (the "Security Policy"). Both the PBCE and the Security Policy incorporate reference to the Voluntary Principles on Security and Human Rights (the "VPs"). Having become the first Canadian company to join the VPs in 2008, Talisman continues to work on implementing the VPs. Talisman reported to the VP's Plenary Session on performance in 2010.

The Company also introduced a new Global Community Relations Policy, which is designed to clarify the Company's commitment to fair and transparent engagement with community stakeholders based on systems and processes that are replicable across the Company's operations. The next three years will involve the introduction of the standards, systems, tools and training that are required to meet the commitments made in the policy. The policy is an evolution in the Company's approach to community engagement and builds upon a suite of community relations practices already employed at Talisman's operations.

In 2010, Talisman was invited to join the United Nations Global Compact's LEAD initiative. Participation in the initiative is by invitation to the top tier of companies in the Global Compact. The objective of Global Compact LEAD is to promote higher levels of corporate sustainability performance. The initiative also provides recognition to companies that achieve the standards of LEAD membership.

TALISMAN ENERGY ANNUAL INFORMATION FORM 45

Health, Safety and Environmental Protection

The Board of Directors and all executive officers are responsible for Talisman's health, safety, security, environment and operational performance. Talisman's Health, Safety, Environment and Corporate Responsibility ("HSECR") Committee of the Board of Directors and the Company's executive officers regularly review the performance of the Talisman Operations Management System including internal controls, performance reports, significant issues, exposures and strategic initiatives. To ensure the implementation of Talisman's Health, Safety and Environment Policy ("HSE Policy"), Talisman maintains the integrated Talisman Operations Management System with supporting standards, processes and procedures to achieve its HSE objectives.

Talisman has a Senior Vice-President of Health Safety, Security and Operational Assurance (HSSE and Operational Assurance) supported by a Global HSSE and Operational Assurance leadership team with representation from each of Talisman's regional HSSE and Operational Assurance organizations. The Global HSSE and Operational Assurance function's key roles are to:

•
Develop HSSE and Operational Assurance policies, standards, systems, guidelines and performance metrics;

•
Manage an assurance process for the HSSE and Operational Assurance management system;

•
Build HSSE and Operational Assurance technical expertise, functional competencies, share best practices and manage career development; and

•
Provide HSSE and Operational Assurance expertise globally.

In addition, Global HSSE and Operational Assurance teams, established regionally and within each country where Talisman operates, perform the following functions:

•
Develop local HSSE and Operational Assurance procedures to implement the HSE Policy, global standards and performance metrics;

•
Manage local implementation of an assurance process, verify the implementation of Talisman Operations Management System standards, procedures and monitor key performance indicators;

•
Build fit for purpose local HSSE and Operational Assurance expertise, capability and apply best practices; and

•
Provide HSSE and Operational Assurance expertise and support to line management.

The goal of Talisman's HSE Policy is to "create a working environment such that we cause no harm to people, and where we minimize our impact on the environment." To achieve this, the HSE Policy states that Talisman will:

•
Always comply with the law, or Talisman standards, whichever are higher;

•
Operate its business to ensure proactive risk mitigation and continuous improvement;

•
Set goals and targets, and measure performance against them;

•
Hold itself and its contractors accountable to meet Talisman standards; and

•
Communicate openly with those who may be affected by its activities.

Talisman has created a five-year plan to develop and implement global HSSE and Operational Assurance standards based on the tenants of the HSE Policy. To date, the following standards have been introduced: Global Key Performance Indicator Periodic Reporting, Incident Reporting, Investigation and Analysis, Contractor HSE Management, Equipment Integrity, Integrated Emergency Response and Crisis Management, Leadership and Commitment, Management of Change, Risk Management and Safety Culture.

Safe operations in all Talisman activities are a core value; if operational results and safety ever come into conflict, Talisman employees and contractors are empowered to choose safety over operational results. Talisman will support that choice. Talisman's safety culture is driven by strong commitment from senior management and safety accountability at all levels of the

46 TALISMAN ENERGY ANNUAL INFORMATION FORM

organization. To support and endorse Talisman's safety culture, company leaders established 10 Golden Rules for safe operations, which were rolled out across the Company in 2010. The Golden Rules were established to help prevent the most common incidents in the industry.

The Talisman Operations Management System includes mechanisms to minimize environmental impacts; ensure compliance with legislation, permits, and licences; and the appropriate assessment of risks. Talisman regularly reports to and consults with government agencies in its operating regions and submits to routine regulatory inspections. Internal and third party audits are conducted regularly to ensure that operations comply with legislation, facility permits and licences, and internal standards. The Company also conducts environmental due diligence on applicable asset and corporate acquisitions to identify and properly account for pre-existing environmental liabilities.

More information about Talisman's corporate responsibility and environmental policies and performance is available on the Company's corporate website at www.talisman-energy.com. The information available on the website includes Talisman's annual Corporate Responsibility Report, the PBCE, the Security Policy, and the HSE Policy.

Employees

At December 31, 2010, Talisman's permanent staff complement was 3,078, as set forth in the table below.

Permanent Staff complement[1] as at December 31, 2010

North America	1,784

UK	380

Scandinavia	249

Southeast Asia	528

Rest of World[2]	137

Total	3,078

1
Contractors and temporary staff are not included in complement numbers.

2
Rest of World includes Colombia, Peru, the Kurdistan region of northern Iraq, Algeria and Poland.

Description of Capital Structure

Share Capital

The Company's authorized share capital consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of first and second preferred shares. All of the Common Shares are fully paid and non-assessable. As at the date of this Annual Information Form, no preferred shares are outstanding.

Holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of shareholders. Each Common Share carries with it the right to one vote. Subject to the rights of holders of other classes of shares of the Company who are entitled to receive dividends in priority to or rateable with the Common Shares, the Board of Directors may, in its sole discretion, declare dividends on the Common Shares to the exclusion of any other class of shares of the Company. In the event of liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the rights of other classes of shares on a priority basis, the holders of Common Shares are entitled to participate rateably in any distribution of any assets of the Company.

The first preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of first preferred shares would rank on a parity with the first preferred shares of every other series with

TALISMAN ENERGY ANNUAL INFORMATION FORM 47

respect to declared or accumulated dividends and return of capital. In addition, the first preferred shares are entitled to a preference over the second preferred shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. Except as required by law, the first preferred shares are not entitled to receive notice of meetings of shareholders. The first preferred shares are only entitled to voting rights if determined by the Board of Directors prior to the issuance of any series and if the Company fails to pay dividends on that series for a period in excess of twelve months.

The second preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of second preferred shares would rank on a parity with the second preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the second preferred shares are entitled to a preference over the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. Except as required by law, the second preferred shares are not entitled to receive notice of meetings of shareholders. The second preferred shares are only entitled to voting rights if determined by the Board of Directors prior to the issuance of any series and if the Company fails to pay dividends on that series for a period in excess of twelve months.

Ratings

The following information relating to the Company's credit ratings is provided as it relates to the Company's financing costs, liquidity and cost of operations. Specifically, credit ratings impact the Company's ability to obtain short-term and long-term financing and the cost of such financings. A negative change in our ratings outlook or any downgrade in the Company's current investment-grade credit ratings by its rating agencies, particularly below investment grade, could adversely affect its cost of borrowing and/or access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company's ability to enter into, or the associated costs of entering into, hedging transactions or other ordinary course contracts on acceptable terms, and a decline in the credit ratings or outlook may require the Company to post collateral or post additional collateral under certain of its contracts. The Company believes its credit ratings will allow it to continue to have access to the capital markets, as and when needed, at a reasonable cost of funds.

The following table outlines the ratings assigned to the Company by credit rating agencies as of December 31, 2010.

	Standard & Poor's Rating Services ("S&P")	Moody's Investors Services ("Moody's")	DBRS Limited ("DBRS")

Senior Unsecured/Long-Term Rating	BBB	Baa2	BBB (high)

Outlook/Trend	Stable	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The ratings agencies regularly evaluate the Company, and their ratings of the Company's debt securities are based on a number of factors not entirely within the Company's control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. The credit ratings assigned to the Company's senior unsecured long-term debt securities are not recommendations to purchase, hold or sell the debt securities and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks or the value of the debt securities. In addition, real or anticipated changes in the rating assigned to the debt securities will generally affect the market value of the debt securities. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

48 TALISMAN ENERGY ANNUAL INFORMATION FORM

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P's rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long-term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody's rating system, debt securities rated within the Baa category are subject to moderate credit risk. They are considered medium grade and as such, may possess certain speculative characteristics.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Each rating category between AA and B is denoted by subcategories "high" and "low" to indicate the relative standing of a credit within a particular rating category. The absence of either a "high" or "low" designation indicates that the rating is in the "middle" of the category. According to DBRS' rating system, long-term debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but entities so rated are fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

Market for the Securities of the Company

The Common Shares of the Company are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange under the trading symbol TLM. The Company's UK£250 million 6.625% Notes are listed on the London Stock Exchange.

Trading Price and Volume

The following sets out the high and low prices and the volume of trading for the Company's Common Shares (as traded on the TSX) for the periods indicated.

Year	Month	High ($)	Low ($)	Volume

2010	January	20.86	17.58	61,223,492

	February	19.36	17.27	60,983,027

	March	19.46	16.79	70,250,418

	April	18.23	16.41	73,418,786

	May	18.50	16.25	83,139,614

	June	18.45	16.10	83,915,194

	July	18.05	15.71	49,914,349

	August	18.25	16.47	51,881,557

	September	18.08	16.49	62,791,515

	October	18.75	17.58	43,509,769

	November	20.54	18.40	51,994,054

	December	22.31	19.76	43,615,890

TALISMAN ENERGY ANNUAL INFORMATION FORM 49

Prior Sales

In 2010, Talisman granted 7,743,117 options under its Employee Stock Option Plan.

Dividends

In 2010, the Company paid semi-annual dividends on Talisman's Common Shares totaling $0.25 per share, representing a 11.1% increase from the semi-annual dividends paid by the Company in 2009. The dividends were paid on June 30 and December 31, 2010. Talisman's dividend policy is subject to review semi-annually by the Board of Directors.

Talisman confirms that all dividends paid to shareholders in 2010 are "eligible dividends" pursuant to provisions of the Income Tax Act (Canada). Furthermore, all dividends to be paid in 2011 and subsequent years will be eligible dividends for such purposes.

Talisman paid the following semi-annual dividends on its Common Shares over the last three years:

Date	Rate Per Common Share

June 30, 2008	$0.10

December 31, 2008	$0.10

June 30, 2009	$0.1125

December 31, 2009	$0.1125

June 30, 2010	$0.125

December 31, 2010	$0.125

50 TALISMAN ENERGY ANNUAL INFORMATION FORM

Directors and Officers

Information is given below with respect to each of the current directors and officers of the Company. The term of office of each director expires at the end of the next annual meeting of shareholders.

Directors

The directors of the Company are elected annually. The following table sets out the name, city, province or state and country of residence, year first elected or appointed to the Board of Directors, principal occupation within the past five years or more, educational qualifications and other current directorships of each of the directors of the Company as at February 24, 2011.

Name, City, Province or State and Country of Residence	Year First Became Director of the Company	Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or More, Educational Qualifications, Other Current Public Company Directorships or Directorships in Non-Public Companies, Organizations or other Entities that Require a Significant Time Commitment

Christiane Bergevin[3,5] Montreal, Québec Canada Age: 48[9]	2009	Christiane Bergevin was appointed Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group (financial cooperative group) in August 2009. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with the SNC-Lavalin Group Inc. (engineering and construction group). For the 18 years prior to that, Ms. Bergevin held several executive and international finance positions with various SNC-Lavalin subsidiaries, including as President of SNC-Lavalin Capital Inc., its finance advisory arm, between 2001 and 2008. Ms. Bergevin holds a Bachelor of Commerce degree (Honours) from McGill University and graduated from the Wharton School of Business Advanced Management Program.
Current public company directorships[7]: Fiera Sceptre Inc.
Other current directorships[8]: Chambre de Commerce du Montréal Métropolitain and the Canadian Chamber of Commerce.

Donald J. Carty, O.C.[1,4] Dallas, Texas United States Age: 64[9]	2009	Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.
Current public company directorships[7]: Dell Inc., Barrick Gold Corp., Canadian National Railway Co., Hawaiian Holdings Inc. and Gluskin Sheff & Associates, Inc.
Other current directorships[8]: Porter Airlines Inc. (Chairman), Virgin America Airlines (Chairman) and Southern Methodist University.

TALISMAN ENERGY ANNUAL INFORMATION FORM 51

William R.P. Dalton[1,2,3] Scottsdale, Arizona United States Age: 67[9]	2005	William Dalton was Chief Executive of HSBC Bank plc (a British Clearing Bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honours) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the UK and the Institute of Canadian Bankers.
Current public company directorships[7]: TUI Travel plc., HSBC USA Inc. and HSBC Bank USA, National Association.
Other current directorships[8]: Associated Electric and Gas Insurance Services (AEGIS), AEGIS Managing Agency for Lloyds of London Syndicate 1225, United States Cold Storage Inc., HSBC North America Holdings Inc. and HSBC National Bank USA.

Kevin S. Dunne[5,6] Tortola, British Virgin Islands Age: 62[9]	2003	Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company), including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master of Science in Management degree. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.
Current public company directorships[7]: None.
Other current directorships[8]: None.

Harold N. Kvisle[4,6] Calgary, Alberta Canada Age: 58[9]	2010	Harold Kvisle was the President and Chief Executive Officer of TransCanada Corporation (pipeline and power company), since May 2003, and of TransCanada PipeLines Limited ("TCPL") (pipeline company), since May 2001, until his retirement in June 2010. Prior to his employment with TCPL, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas company) from 1990 to 1999. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. Mr. Kvisle holds a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.
Current public company directorships[7]: Bank of Montreal and ARC Resources Ltd.
Other current directorships[8]: Nature Conservancy of Canada.

John A. Manzoni[2,5] Calgary, Alberta Canada Age: 51[9]	2007	John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the 24 years prior to that, Mr. Manzoni held several senior strategic and operational leadership positions with BP plc (international integrated oil and gas company) and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the board of directors of BP plc. Mr. Manzoni holds a Master of Science in Management degree from Stanford University and Master of Science (Petroleum Engineering) and Master of Science (Civil Engineering) degrees.
Current public company directorships[7]: SAB Miller.
Other current directorships[8]: None.

52 TALISMAN ENERGY ANNUAL INFORMATION FORM

Lisa A. Stewart[4,6] Houston, Texas United States Age: 53[9]	2009	Lisa Stewart became the Chief Executive Officer of Sheridan Production Partners (oil and gas production company) in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production (natural gas producer) from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services. Ms. Stewart holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa, where she is a member of the College of Engineering and Natural Sciences Hall of Fame. She is also a member of the Society of Petroleum Engineers and IPAA and is a registered professional engineer in Texas and Oklahoma.
Current public company directorships[7]: None.
Other current directorships[8]: None.

Peter W. Tomsett[4,5] West Vancouver, British Columbia Canada Age: 53[9]	2009	Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. (mining company) from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and Chief Executive Officer, he was Executive Vice-President of Placer Dome Asia Pacific and Africa. Mr. Tomsett graduated with a Bachelor of Engineering in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.
Current public company directorships[7]: Equinox Minerals Ltd. (Chairman), Silver Standard Resources Inc. (Chairman) and North American Energy Partners Inc.
Other current directorships[8]: None.

John D. Watson[1,6] Calgary, Alberta Canada Age: 65[9]	2007	John Watson was the Executive Vice-President and Chief Financial Officer of Encana Corporation (oil and gas exploration and production company) from April 2002 until his retirement in February 2006. He was the Chief Financial Officer of Alberta Energy Company Ltd. (oil and gas exploration and production company and predecessor to Encana Corporation) from June 1987 to March 2002. Mr. Watson holds a Bachelor of Arts degree and a Master's of Business Administration degree. Mr. Watson is also a Fellow of the Alberta Institute of Chartered Accountants.
Current public company directorships[7]: None.
Other current directorships[8]: None.

Charles R. Williamson[2] Sonoma, California United States Age: 62[9]	2006	Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August 2005 until his retirement in December 2005. From 2001 to 2005, he was Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.
Current public company directorships[7]: Weyerhaeuser Company (Chairman) and PACCAR Inc.
Other current directorships[8]: None.

TALISMAN ENERGY ANNUAL INFORMATION FORM 53

Charles M. Winograd[1,3] Toronto, Ontario Canada Age: 63[9]	2009	Charles Winograd is currently the President of Winograd Capital Inc. (external consulting services and private investments company). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).
Current public company directorships[7]: RioCan Real Estate Investment Trust.
Other current directorships[8]: RBC Dexia, Tamir Fishman (Israel) (Chairman), Mount Sinai Hospital and James Richardson & Sons, Limited.

1
Member of the Audit Committee.

2
Member of the Executive Committee.

3
Member of the Governance and Nominating Committee.

4
Member of the Human Resources Committee.

5
Member of the Health, Safety, Environment and Corporate Responsibility Committee.

6
Member of the Reserves Committee.

7
Refers only to issuers that are reporting issuers in Canada or the equivalent in a foreign jurisdiction.

8
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.

9
Ages are calculated as at February 24, 2011.

In October 2008, John Watson resigned from his role as a director of Nortel Networks Corporation and Nortel Networks Limited. In January 2009, Nortel Networks Corporation and Nortel Networks Limited obtained an order from the Ontario Superior Court of Justice for creditor protection pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada).

Officers

The following table sets out the name, city, province and country of residence and office held for each of the executive officers, the corporate secretary and assistant corporate secretaries of the Company as at February 24, 2011.

Name and Province or State and Country of Residence	Office

John A. Manzoni[1] Calgary, Alberta, Canada	President and Chief Executive Officer

L. Scott Thomson[2] Calgary, Alberta, Canada	Executive Vice-President, Finance and Chief Financial Officer

A. Paul Blakeley[3] Calgary, Alberta, Canada	Executive Vice-President, International Operations (East)

Richard Herbert[4] Calgary, Alberta, Canada	Executive Vice-President, Exploration

Robert R. Rooney[5] Calgary, Alberta, Canada	Executive Vice-President, Legal and General Counsel

54 TALISMAN ENERGY ANNUAL INFORMATION FORM

Paul R. Smith[6] Calgary, Alberta, Canada	Executive Vice-President, North American Operations

Nicholas J.R. Walker[7] Calgary, Alberta, Canada	Executive Vice-President, International Operations (West)

Helen J. Wesley[8] Calgary, Alberta, Canada	Executive Vice-President, Corporate Services

C. Tamiko Ohta Calgary, Alberta, Canada	Corporate Secretary

Leslie A. Lawson Calgary, Alberta, Canada	Assistant Corporate Secretary

Daryn V. MacEachern Calgary, Alberta, Canada	Assistant Corporate Secretary

1
John Manzoni was appointed as President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. From 2002 to 2007, he served as Chief Executive, Refining and Marketing of BP Group.

2
Scott Thomson has held his current position since 2008. From August 2006 to June 2008, Mr. Thomson served as Executive Vice-President, Corporate Development and Planning; from April 2004 to August 2006, he served as Vice-President, Head of Mergers & Acquisitions for both BCE and Bell Canada.

3
Paul Blakeley has held his current position since April 2006. From January 2006 to April 2006, he served as Vice-President, Southeast Asia. Prior to that, he served as Vice-President, UK and, prior to that he served as General Manager, UK.

4
Richard Herbert was appointed Executive Vice-President, Exploration on March 2, 2009. From 2003 to 2008, he was Executive Vice-President, Technology at TNK-BP.

5
Robert Rooney has held his current position since 2008. Mr. Rooney has served on the board of directors of numerous private and public companies. Until November 2005, Mr. Rooney was a partner with Bennett Jones LLP where he was a member of the Executive Committee and led the firm's Energy and Natural Resources practice group.

6
Paul Smith was appointed as Executive Vice-President, North American Operations on September 4, 2009. From March 2, 2009 to September 3, 2009, he was Executive Vice-President, International Operations (West). Prior to that, he was Upstream Vice President at TNK-BP from 2007 to 2009. From 2005-2007, he was Vice President, Northern North Sea at BP.

7
Nicholas Walker was appointed as Executive Vice-President, International Operations (West) on September 4, 2009. From 2005 to September 2009, he served as Senior Vice-President of Talisman Energy UK Limited, a wholly owned subsidiary of the Company. Mr. Walker joined Talisman in 1994 and worked in various positions in Canada and Malaysia prior to his appointment in the UK.

8
Helen Wesley was appointed Executive Vice-President, Corporate Services in March 2010. From October 2009 to March 2010, Ms. Wesley was Vice President and Treasurer at Suncor Energy and, from January 2006 to October 2009, she was VP, Finance responsible for finance, IT and supply chain management for Petro-Canada's international and offshore business, located in London, England.

Shareholdings of Directors and Executive Officers

As of February 24, 2011, the aforementioned directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 304,232 Common Shares of the Company, representing .03% of the issued and outstanding Common Shares of the Company.

Conflicts of Interest

Certain directors of the Company and its subsidiaries are associated with other reporting issuers or other corporations, which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors and officers of the Company are required to disclose to the Company the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

As described in "Corporate Responsibility and Environmental Protection", Talisman has adopted the PBCE, which applies to all directors, officers and employees of Talisman and its subsidiaries. As required by the PBCE, individuals representing Talisman must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at Talisman. In addition, Talisman officers and employees are required to abide by an internal Conflict of Interest in Employment Policy.

TALISMAN ENERGY ANNUAL INFORMATION FORM 55

Audit Committee Information

Information concerning the Audit Committee of the Company, as required by National Instrument 52-110, is provided in Schedule D to this Annual Information Form.

Legal Proceedings

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

In September 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiffs' appeal of the Court's decision granting Talisman's Motion for Summary Judgment, denying class certification and refusing to consider the plaintiffs' proposed third amended complaint. On April 15, 2010, the plaintiffs requested the United States Supreme Court to permit an appeal by the plaintiffs of the Second Circuit Court of Appeals decision that dismissed their appeal. On October 4, 2010, the United States Supreme Court refused to grant the plaintiffs' appeal request. Accordingly, the action has now been resolved in the Company's favour.

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries ("OPEC"), world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

56 TALISMAN ENERGY ANNUAL INFORMATION FORM

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Exchange Rate Fluctuations

Talisman's Consolidated Financial Statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while the majority of Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Reputational Impact of an Environmental, Safety or Security Incident

Oil and gas drilling and producing operations are subject to many risks, including incidents which could result in environmental damage, regulatory investigations, penalties and liabilities to third parties, personal injury, loss of life and damage or destruction of properties. An environmental, safety or security incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

The Company's operations may be adversely affected by security incidents which are not within the control of Talisman, including, among other things, killings, kidnappings, extortion, lawlessness, gang or criminal activity, landmines, unexploded ordnance and conflict zones.

Egress and Gas Buyers

As rapidly increasing volumes of natural gas are brought onstream by Talisman and others, transportation infrastructure capacity may at times be exceeded before capacity additions become available. In such event, there is a risk that some production may be affected waiting on pipeline connection or infrastructure additions. A result could be reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Regulatory Delays, Including Delays in Shale Drilling

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries. The Company is subject to laws and regulations regarding health and safety, environmental matters, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and the Company may not be able to fully execute its strategy which may adversely impact its financial condition.

In addition, the Company may be subject to revisions of laws and regulations applicable to its operations. For example, in New York, continued delays are forecast to be caused by the New York state's updating of its Generic Environmental Impact Statement on the Oil, Gas and Solution Mining Regulatory Program. In Pennsylvania, delays could also be experienced as Pennsylvania continues to update the Pennsylvania Oil & Gas Act and other state laws. Federal or provincial legislation regarding shale development is also being considered, which could impact the development schedule or costs of development.

Access to Credit and Letters of Credit

The Company relies on access to letters of credit in the normal course of business in order to support some of its operations. There can be no assurance that the Company will be able to obtain the necessary letters of credit. While the Company may

TALISMAN ENERGY ANNUAL INFORMATION FORM 57

have access to various financing options, including draws on existing facilities and the issuance of debt or equity, the terms of such financing options may not be acceptable to the Company.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings" in this Annual Information Form.

Major Accident

Oil and gas drilling and producing operations are subject to many risks, including the possibility of fire, explosions, mechanical failure, pipe or cement failure, casing collapse, pressure or irregularities in formations, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, storms or other adverse weather conditions and other occurrences or incidents, which could result in personal injury, human health risks and loss of life, damage or destruction of properties, environmental damage, cost of remedying such conditions or incidents, regulatory investigations and penalties and liability to third parties.

The Company's insurance program, which may not provide coverage in all circumstances, contemplates both first and third party exposures for all of the Company's on and offshore operations globally. Coverage is intended to respond to sudden and accidental pollution arising from the risks identified above. Coverage amounts can be as high as US$1 billion for losses arising from third parties and significantly higher for the Company's own assets and business losses. The Company annually benchmarks its coverage against its peers independently and with the assistance of third party firms.

Fiscal Stability

Governments may amend or create new legislation, which could result in increased capital, operating and compliance costs. For example, the Alberta government's new royalty framework became effective in January 2009. Under current commodity prices, the impact on royalty burdens is limited to the loss of some royalty holidays that were not fully exhausted under the previous regime. If commodity prices increase, the royalty rates will increase significantly.

58 TALISMAN ENERGY ANNUAL INFORMATION FORM

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. As a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law. Various countries in which the Company is active, including the Kurdistan region of northern Iraq, Indonesia, Algeria, Colombia, Papua New Guinea and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition with respect to its operations; in some circumstances, this risk may be increased in areas occupied by indigenous communities that are not accustomed to developments of this nature. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource which is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves. Once production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year international exploration portfolio may be compromised.

Industry Cost Inflation

The industry costs to find and develop reserves have generally risen over time. An upward swing in industry activity could increase key input demand and prices, at least in the short run, and possibly delay sourcing of key labour, materials or facilities construction. Rising industry costs broadly correspond with higher oil and gas prices, but in a competitive market among competing fuels, it is possible that not all costs may be recovered through higher prices. Although the Company strives for continuous improvement in its planning and procurement, material or unexpected changes can affect the Company's financial performance.

Bribery

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries and the possibility exists that Talisman could be subject to bribery allegations. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. However, if Talisman is found not to have taken effective steps to address allegations or findings of bribery or corruption in its business, this may impair Talisman's ability to participate in business with governments or non-governmental organizations. This may result in formal exclusions from such business, which may have a material adverse effect on the Company's business.

TALISMAN ENERGY ANNUAL INFORMATION FORM 59

Shale Transition

The Company's strategy includes continuing its portfolio transition from conventional to shale with the development of its North America shale business. The portfolio transition could result in heightened safety risks to personnel; loss of workforce productivity; loss of knowledge transfer from departing employees; and insufficient staffing levels to meet business requirements.

The success of Talisman's portfolio transition is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations to the Company, it may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. While the Company maintains a risk management system that limits exposures to any one counterparty to what management deems to be reasonable, losses due to counterparties failing to fulfil their contractual obligations may impact Talisman's financial condition.

Project Timing and Budget

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Talisman utilizes materials and services which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity prices changes and may continue to have a significant impact on project planning and economics.

Information System Risk

Talisman depends on a variety of information systems to operate effectively. A failure of any one of the information systems or a failure among the systems could result in operational difficulties, damage or loss of data, productivity losses or result in unauthorized knowledge and use of information.

Environmental Risks

Environmental risks could include regulatory and reputational matters. All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for cleanup costs and damages. Regulatory delays, legal proceedings and reputational impacts from an environmental incident could result in a material adverse effect on the Company's business.

Environmental Trends and Uncertainties

Talisman's business is subject to the trend toward increased rigor of regulatory compliance and civil liability for environmental matters in certain regions (e.g. Quebec, US, EU). Although Talisman currently believes that the costs of complying with

60 TALISMAN ENERGY ANNUAL INFORMATION FORM

environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. See also "Risk Factors – Greenhouse Gas Emissions" and "Risk Factors – Hydraulic Fracturing".

Hydraulic Fracturing

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate hydrocarbon (natural gas and oil) production. The use of hydraulic fracturing is necessary to produce commercial quantities of natural gas and oil from many reservoirs. The US Environmental Protection Agency has commenced a study of the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health. In addition, some states have and others are considering adopting regulations that could restrict hydraulic fracturing in certain circumstances. Any new laws, regulation or permitting requirements regarding hydraulic fracturing could lead to operational delay or increased operating costs or third party or governmental claims, and could increase the Company's costs of compliance and doing business as well as delay the development of shale gas resources from shale formations which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

Greenhouse Gas Emissions

Talisman is subject to various greenhouse gas ("GHG") emissions related legislation. Current GHG emissions legislation does not result in material compliance costs but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions with existing GHG legislation (e.g. UK, Norway, Alberta and BC) as well as in the regions which currently do not have GHG emissions legislation and jurisdictions where GHG emissions legislation is emerging or is subject to change (e.g. United States). Talisman monitors GHG legislative developments in all areas that the Company operates. If the Company becomes subject to additional GHG legislation, there can be no assurances that the compliance costs will be immaterial.

In the UK, Phase II of the European Union Emissions Trading Scheme ("EU ETS") began in 2008 and will run until the end of 2012. The EU ETS requires that member states set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. Phase II impacts to the Company are minimal. Phase III of the EU ETS will potentially have a material impact on Talisman's business in the UK. The proposed Phase III legislation, which is to begin in 2013 and run until 2020, will significantly reduce emission caps. In addition, free allowances for electrical power generation will no longer be issued. Approximately 50% of total Talisman UK emissions are associated with electrical power generation. Compliance costs associated with Phase III of the EU ETS may have a material impact on Talisman's business in the UK.

The Norwegian national GHG emissions trading system is linked to the EU ETS. Talisman is required to purchase emissions credits corresponding to its total annual CO2 emissions, and to pay the CO2 emissions tax. Starting January 2011, the Company will also be required to purchase emissions credits for mobile rigs in addition to payment for the mobile rig CO2 emissions tax that began in 2010. Phase II ends in 2012 and compliance costs are not expected to be material to Talisman because the Norwegian government will adjust the CO2 emissions tax so that total costs of the CO2 emissions tax and emissions credit purchases are similar to the pre-2008, costs that were not material to Talisman. The proposed Phase III legislation, which is to begin in 2013 and run until 2020, will further reduce emissions caps for our Norwegian operation, but the Company does not anticipate that the costs of compliance will be material considering its current compliance requirements.

Environmental Liabilities and Asset Retirement Obligations

Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for asset retirement obligations in its annual Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles. Additional information regarding asset retirement obligations is set forth in the notes to the

TALISMAN ENERGY ANNUAL INFORMATION FORM 61

annual Consolidated Financial Statements. There can be no assurances that the cost estimates and asset retirement obligations are materially correct and that the liabilities will occur when predicted.

Transfer Agents and Registrars

Computershare Investor Services Inc., at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, along with its US co-transfer agent, Computershare Trust Company N.A., is the transfer agent and registrar for the Common Shares of the Company. Computershare Trust Company of Canada also acts as trustee for various public debt securities. JPMorgan Chase Bank N.A., London Branch (now The Bank of New York Mellon, pursuant to bulk novation orders granted on April 3, 2007 and July 1, 2008), One Canada Square, London, E14 5AL, UK, acts as trustee for the 6.625% unsecured notes listed on the London Stock Exchange. Bank of Nova Scotia Trust Company of New York of One Liberty Plaza, New York, New York, 10006 acts as trustee for various public debt securities. The Company has not retained transfer agents for any other outstanding securities.

Interests of Experts

Talisman's auditors are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 1000, 440 - 2nd Avenue SW, Calgary, Alberta, T2P 5E9. Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

Mr. Michael Adams, an employee of Talisman, has provided the report on reserves data, attached as Schedule B to this Annual Information Form, in his capacity as Talisman's Internal Qualified Reserves Evaluator. Mr. Adams owns less than 1% of the outstanding Common Shares.

62 TALISMAN ENERGY ANNUAL INFORMATION FORM

Forward-Looking Information

This Annual Information Form contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this Annual Information Form, including among other places, under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Market for the Securities of the Company", "Legal Proceedings" and "Risk Factors". This forward-looking information includes, but is not limited to, statements regarding:

•
business strategy, plans and priorities;

•
planned 2011 capital program, priorities and sources of funding;

•
possible dispositions of non-core assets and gas-weighted properties;

•
expected results from the Company's portfolio of oil and gas assets;

•
planned shale development pilots and projects;

•
planned drilling, exploration, development, upgrading of facilities, building of processing facilities, seismic acquisition, and project evaluation and sanctioning;

•
planned or expected production for the North Sea and Scandinavia;

•
expected onstream dates at Auk South, Yme, Kitan, Jambi Merang and the EMK unit in Algeria;

•
expected Southeast Asian growth, projects coming onstream, and exploration upside;

•
the commissioning period of a Mercury Removal Unit in the Northern Fields;

•
the opportunity to aggregate significant discovered and prospective onshore gas resources in Papua New Guinea;

•
drilling of gas reserves in Indonesia in the next three years to meet gas deliverability requirements;

•
future net cash flows and discounted cash flows;

•
the implementation of global HSSE and Operational Assurance standards;

•
the implementation of a global community relations policy;

•
expected costs of environmental regulation compliance;

•
the expectation that all dividends to be paid in 2010 and subsequent years will be eligible dividends for the purposes of the Income Tax Act (Canada);

•
expenses in connection with any potential litigation;

•
expected delays as a result of regulation; and

•
other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this Annual Information Form under the headings "Description of the Business – Reserves Information", "Other Oil and Gas Information" and elsewhere may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The forward-looking information listed above is based on Talisman's 2011 capital program as announced on January 11, 2011. Talisman set its 2011 capital expenditure plans assuming: (1) Talisman's production in 2011 will be approximately 5-10% greater than 2010, excluding the BP Colombia acquisition; (2) a WTI oil price of approximately US$75/bbl; and (3) a NYMEX

TALISMAN ENERGY ANNUAL INFORMATION FORM 63

natural gas price of approximately US$4/mmbtu. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward- looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Annual Information Form. The material risk factors include, but are not limited to:

•
the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand and unpredictable facilities outages;

•
risks and uncertainties involving geology of oil and gas deposits;

•
uncertainty related to securing sufficient egress and markets to meet shale gas production;

•
the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•
the uncertainty of estimates and projections relating to production, costs and expenses;

•
the impact of the economy on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;

•
potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•
the outcome and effects of any future acquisitions and dispositions;

•
health, safety and environmental risks, including risks related to the possibility of major accidents;

•
uncertainties as to the availability and cost of credit and other financing and changes in capital markets;

•
risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•
changes in general economic and business conditions;

•
the possibility that government policies or laws may change or governmental approvals may be delayed or withheld, including with respect to shale gas drilling; and

•
results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included under the heading "Risk Factors" and elsewhere in this Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

The disposition metrics disclosed assume closing of all dispositions announced. The completion of any contemplated disposition is contingent on various factors including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approval for such disposition.

64 TALISMAN ENERGY ANNUAL INFORMATION FORM

Note Regarding Reserves Data and Other Oil and Gas Information

As noted under "Reserves and Other Oil and Gas Information", Talisman is providing in this Annual Information Form disclosure relating to reserves and other oil and gas information prepared in accordance with both US and Canadian disclosure requirements. The US style disclosure is set forth under "Reserves and Other Oil and Gas Information" and the Canadian style disclosure, mandated under NI 51-101, is set forth in Schedule A. Talisman has obtained an exemption from the Canadian securities regulatory authorities to permit it to provide the US style disclosure in addition to the disclosure mandated by NI 51-101.

The primary differences between the Canadian requirements and the US standards are that:

(a)
NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

(b)
NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

(c)
NI 51-101 requires a one year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types; and

(d)
NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be cash flow positive on an undiscounted basis.

All references to reserves volumes in this Annual Information Form, other than in Schedules A and B, are to reserves volumes estimated in accordance with US disclosure standards.

Talisman makes reference to production volumes throughout this Annual Information Form. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Natural gas is converted to a barrel of oil equivalent (boe) at the ratio of six thousand cubic feet (mcf) to one barrel (bbl) of oil. Oil is converted to natural gas equivalent (mcfe) at the ratio of one bbl to six mcf of natural gas. The boe and mcfe measures may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl and an mcfe conversion ratio of one bbl to six mcfe are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalence at the wellhead.

Exchange Rate Information

Except where otherwise indicated, all dollar amounts in this Annual Information Form are stated in Canadian dollars ("C$"). The following table sets forth the US/Canada exchange rates on the last trading day of the years indicated as well as the high, low and average rates for such years. The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of

TALISMAN ENERGY ANNUAL INFORMATION FORM 65

US dollars ("US$") required to purchase one C$. These exchange rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

	Year ended December 31
	2010	2009	2008

Year-end	1.0054	0.9555	0.8166

High	1.0054	0.9716	1.0289

Low	0.9278	0.7692	0.7711

Average	0.9709	0.8757	0.9381

Abbreviations

The abbreviations used in this Annual Information Form have the following meanings:

bbl	barrel
bbls/d	barrels per day
bcf	billion cubic feet
bcfe	billion cubic feet equivalent
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
HH	Henry Hub
GJ	gigajoule
LNG	liquefied natural gas
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent
mboe/d	thousand barrels oil equivalent per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	millions of cubic feet equivalent per day
NI 51-101	National Instrument 51-101
NOK	Norwegian kroner
PSC	production sharing contract
SEC	United States Securities & Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate

References to Talisman's "portfolio" in this Annual Information Form are intended to describe Talisman's global assets and interests.

66 TALISMAN ENERGY ANNUAL INFORMATION FORM

Additional Information

Additional information related to the Company, including the information incorporated by reference herein, may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's Management Proxy Circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Company's audited Consolidated Financial Statements for the year ended December 31, 2010 and related annual Management's Discussion and Analysis.

Copies of the Company's Annual Report may be obtained from Talisman's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888-3rd Street SW, Calgary, Alberta, T2P 5C5, email: tlm@talisman-energy.com.

TALISMAN ENERGY ANNUAL INFORMATION FORM 67

Schedule A – Reserves Data and Other Oil & Gas Information Under Canadian Disclosure Requirements

As a Canadian public company, Talisman is subject to the disclosure requirements of NI 51-101 of the Canadian Securities Administrators. In prior years, Talisman has relied upon a discretionary exemption from certain of the requirements of NI 51-101 granted by the Canadian securities regulatory authorities to provide disclosure relating to reserves and other oil and gas information in accordance with the US disclosure requirements, in order to provide disclosure comparable to that provided by US and other international issuers. As a result of the expiry of that exemption, Talisman is providing disclosure which complies with the annual disclosure requirements of NI 51-101 in this Schedule A.

The primary differences between the NI 51-101 requirements and the US requirements are set out under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in this Annual Information Form.

The effective date of the reserves data and other oil and gas information in this Schedule is December 31, 2010 and the preparation date is February 24, 2011.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserves estimates on the Company's properties provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

Definitions of the various terms used in the following tables are set forth under "Definitions" below. In certain of the tables set forth below, the columns may not add due to rounding.

Reserves Estimates (Forecast Prices and Costs)

Oil And Gas Reserves
Forecast Prices And Costs

	Light Oil (mmbbls)		Heavy Oil (mmbbls)		Shale Gas (bcf)		Non-Shale Natural Gas (bcf)		Natural Gas Liquids (mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Canada

Proved Developed Producing	7.4	6.5	49.3	43.5	119.9	106.0	940.6	824.9	15.7	12.7

Proved Developed Non-Producing	0.4	0.3	1.5	1.4	7.0	6.4	70.6	59.4	0.2	0.1

Proved Undeveloped	1.7	1.5	1.8	1.7	286.4	259.4	76.1	70.2	1.2	1.0

Total Proved	9.5	8.3	52.6	46.6	413.3	371.8	1,087.3	954.5	17.1	13.8

Total Probable	3.0	2.5	9.3	7.8	117.2	101.5	434.3	385.7	6.8	5.3

Total Proved Plus Probable	12.5	10.8	61.9	54.4	530.5	473.3	1,521.6	1,340.2	23.9	19.1

United States

Proved Developed Producing	–	–	–	–	491.0	417.6	63.0	53.5	0.9	0.7

Proved Developed Non-Producing	–	–	–	–	134.2	114.4	–	–	–	–

Proved Undeveloped	–	–	–	–	785.7	673.0	–	–	3.4	2.5

Total Proved	–	–	–	–	1,410.9	1,205.0	63.0	53.5	4.3	3.2

Total Probable	–	–	–	–	897.6	770.0	9.3	7.8	0.8	0.6

Total Proved Plus Probable	–	–	–	–	2,308.5	1,975.0	72.3	61.3	5.1	3.8

68 TALISMAN ENERGY ANNUAL INFORMATION FORM

UK

Proved Developed Producing	206.0	204.7	–	–	–	–	22.0	22.0	1.9	1.9

Proved Developed Non-Producing	4.1	4.1	–	–	–	–	–	–	–	–

Proved Undeveloped	53.4	53.3	–	–	–	–	1.8	1.8	0.7	0.7

Total Proved	263.5	262.1	–	–	–	–	23.8	23.8	2.6	2.6

Total Probable	149.3	148.5	–	–	–	–	174.1	174.1	1.2	1.2

Total Proved Plus Probable	412.8	410.6	–	–	–	–	197.9	197.9	3.8	3.8

Scandinavia

Proved Developed Producing	18.1	18.1	–	–	–	–	73.3	73.3	3.5	3.5

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	30.9	30.9	–	–	–	–	6.3	6.3	0.7	0.7

Total Proved	49.0	49.0	–	–	–	–	79.6	79.6	4.2	4.2

Total Probable	44.3	44.3	–	–	–	–	73.9	73.9	3.5	3.5

Total Proved Plus Probable	93.3	93.3	–	–	–	–	153.5	153.5	7.7	7.7

Southeast Asia

Proved Developed Producing	35.8	20.2	–	–	–	–	1,189.1	844.8	12.8	5.0

Proved Developed Non-Producing	0.6	0.6	–	–	–	–	175.3	110.8	3.1	1.3

Proved Undeveloped	7.2	6.3	–	–	–	–	878.9	602.1	13.7	5.3

Total Proved	43.6	27.1	–	–	–	–	2,243.3	1,557.7	29.6	11.6

Total Probable	60.5	39.5	–	–	–	–	840.6	552.2	11.1	5.0

Total Proved Plus Probable	104.1	66.6	–	–	–	–	3,083.9	2,109.9	40.7	16.6

Other

Proved Developed Producing	19.6	9.8	–	–	–	–	–	–	–	–

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	13.4	6.4	–	–	–	–	–	–	2.6	2.6

Total Proved	33.0	16.2	–	–	–	–	–	–	2.6	2.6

Total Probable	29.9	21.5	–	–	–	–	–	–	–	–

Total Proved Plus Probable	62.9	37.7	–	–	–	–	–	–	2.6	2.6

Total

Proved Developed Producing	286.9	259.3	49.3	43.5	610.9	523.6	2,288.0	1,818.5	34.8	23.8

Proved Developed Non-Producing	5.1	5.0	1.5	1.4	141.2	120.8	245.9	170.2	3.3	1.4

Proved Undeveloped	106.6	98.4	1.8	1.7	1,072.1	932.4	963.1	680.4	22.3	12.8

Total Proved	398.6	362.7	52.6	46.6	1,824.2	1,576.8	3,497.0	2,669.1	60.4	38.0

Total Probable	287.0	256.3	9.3	7.8	1,014.8	871.5	1,532.2	1,193.7	23.4	15.6

Total Proved Plus Probable	685.6	619.0	61.9	54.4	2,839.0	2,448.3	5,029.2	3,862.8	83.8	53.6

1
The prices used for the estimates of reserves based on forecast prices and costs are set forth under "Pricing Assumptions" later in this Appendix.

2
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia.

3
Other includes Algeria and Peru.

TALISMAN ENERGY ANNUAL INFORMATION FORM 69

Future Net Revenue (Forecast Prices and Costs)

Net Present Values of Future Net Revenue
Forecast Prices and Costs1
($ Millions)

	Before Deducting Income Taxes					After Deducting Income Taxes
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Canada

Proved Developed Producing	4,704.4	3,943.4	3,125.0	2,586.8	2,221.0	3,581.1	3,046.6	2,453.6	2,060.5	1,791.7

Proved Developed Non-Producing	298.3	230.5	187.5	158.5	137.6	221.8	173.9	143.2	122.4	107.3

Proved Undeveloped	1,000.7	507.3	272.8	145.8	70.4	728.2	349.9	168.3	69.7	11.5

Total Proved	6,003.4	4,681.2	3,585.3	2,891.1	2,428.9	4,531.1	3,570.4	2,765.0	2,252.5	1,910.5

Total Probable	3,393.7	1,375.5	730.1	448.0	299.0	2,522.0	1,033.8	551.0	337.3	223.6

Total Proved Plus Probable	9,397.1	6,056.7	4,315.5	3,339.1	2,728.0	7,053.1	4,604.2	3,316.0	2,589.9	2,134.1

United States

Proved Developed Producing	2,365.0	1,743.8	1,368.2	1,140.6	990.0	2,482.9	1,815.5	1,424.2	1,182.4	1,020.1

Proved Developed Non-Producing	584.2	381.5	283.1	226.5	189.9	353.3	256.8	210.0	181.4	160.9

Proved Undeveloped	2,998.0	1,523.6	872.3	536.2	342.7	1,814.0	929.8	536.3	330.3	209.4

Total Proved	5,947.2	3,648.9	2,523.6	1,903.4	1,522.5	4,650.2	3,002.1	2,170.5	1,694.1	1,390.5

Total Probable	5,352.6	1,566.3	674.1	358.8	210.5	3,238.0	942.8	399.6	206.3	114.8

Total Proved Plus Probable	11,299.8	5,215.2	3,197.6	2,262.2	1,733.0	7,888.2	3,944.8	2,570.1	1,900.4	1,505.3

UK

Proved Developed Producing	1,296.2	2,601.6	2,927.5	2,912.8	2,785.4	579.0	1,175.0	1,338.4	1,345.7	1,298.0

Proved Developed Non-Producing	348.8	239.1	176.0	137.0	111.4	122.9	87.1	65.8	52.2	43.1

Proved Undeveloped	1,998.6	1,467.2	1,066.8	768.6	546.0	616.8	443.2	314.4	218.4	146.3

Total Proved	3,643.6	4,307.9	4,170.2	3,818.4	3,442.7	1,318.7	1,705.3	1,718.6	1,616.4	1,487.5

Total Probable	9,693.4	6,570.2	4,633.2	3,401.4	2,591.5	4,052.9	2,757.6	1,948.3	1,430.4	1,088.5

Total Proved Plus Probable	13,337.0	10,878.0	8,803.5	7,219.8	6,034.2	5,371.6	4,462.9	3,666.9	3,046.8	2,575.9

Scandinavia

Proved Developed Producing	529.1	605.6	647.2	666.9	673.0	1,208.9	1,130.5	1,059.9	996.6	940.0

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	971.5	911.8	844.9	779.8	719.7	245.7	212.2	181.9	155.4	132.6

Total Proved	1,500.6	1,517.4	1,492.1	1,446.7	1,392.7	1,454.6	1,342.7	1,241.8	1,152.0	1,072.6

Total Probable	2,328.5	2,018.3	1,733.8	1,493.7	1,296.6	560.8	459.0	373.0	303.5	248.4

Total Proved Plus Probable	3,829.1	3,535.6	3,225.9	2,940.4	2,689.3	2,015.4	1,801.8	1,614.7	1,455.5	1,321.0

Southeast Asia[2]

Proved Developed Producing	4,911.5	3,956.4	3,320.6	2,872.8	2,542.5	3,069.5	2,508.2	2,129.1	1,858.5	1,656.5

Proved Developed Non-Producing	555.8	460.5	384.9	324.6	276.2	468.1	387.6	323.5	272.3	231.2

Proved Undeveloped	3,684.0	2,560.9	1,852.1	1,384.1	1,063.2	2,170.7	1,502.8	1,079.7	799.6	607.3

Total Proved	9,151.3	6,977.9	5,557.7	4,581.5	3,881.9	5,708.3	4,398.6	3,532.3	2,930.4	2,495.1

Total Probable	6,559.9	3,980.9	2,621.1	1,831.0	1,336.7	3,805.6	2,328.8	1,531.1	1,058.9	759.7

Total Proved Plus Probable	15,711.2	10,958.8	8,178.7	6,412.5	5,218.6	9,513.9	6,727.4	5,063.3	3,989.3	3,254.8

70 TALISMAN ENERGY ANNUAL INFORMATION FORM

Other[3]

Proved Developed Producing	586.4	516.7	462.3	418.8	383.4	367.6	325.9	293.1	266.8	245.2

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	576.0	424.2	320.4	246.8	193.1	402.8	299.9	228.3	176.8	138.5

Total Proved	1,162.4	941.0	782.7	665.7	576.5	770.4	625.8	521.5	443.5	383.7

Total Probable	1,214.2	826.4	575.3	407.7	292.7	806.1	539.5	363.6	245.4	164.3

Total Proved Plus Probable	2,376.6	1,767.3	1,358.0	1,073.4	869.2	1,576.5	1,165.3	885.0	688.9	548.0

Total

Proved Developed Producing	14,392.6	13,367.5	11,850.7	10,598.7	9,595.2	11,289.0	10,001.7	8,698.2	7,710.4	6,951.6

Proved Developed Non-Producing	1,787.1	1,311.7	1,031.6	846.6	715.0	1,166.1	905.3	742.5	628.3	542.6

Proved Undeveloped	11,228.8	7,395.0	5,229.4	3,861.3	2,935.1	5,978.2	3,737.8	2,508.9	1,750.2	1,245.7

Total Proved	27,408.5	22,074.3	18,111.6	15,306.7	13,245.3	18,433.3	14,644.9	11,949.6	10,088.9	8,739.9

Total Probable	28,542.3	16,337.5	10,967.6	7,940.6	6,027.0	14,985.4	8,061.5	5,166.5	3,581.9	2,599.3

Total Proved Plus Probable	55,950.8	38,411.7	29,079.3	23,247.2	19,272.3	33,418.7	22,706.4	17,116.1	13,670.8	11,339.2

1
The prices used for the estimates of future net revenue based on forecast prices and costs are set forth under "Pricing Assumptions" later in this section.

2
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia.

3
Other includes Algeria and Peru.

TALISMAN ENERGY ANNUAL INFORMATION FORM 71

Elements of Future Net Revenue

Future Net Revenue
(Undiscounted)
Forecast Prices and Costs
($ Millions)

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes[1]	Future Net Revenue After Income Taxes

Canada

Proved	15,863.1	1,656.3	5,491.1	1,170.1	1,542.2	6,003.4	1,472.3	4,531.1

Proved Plus Probable	22,277.4	2,293.0	7,548.5	1,471.9	1,566.9	9,397.1	2,344.0	7,053.1

United States

Proved	10,621.7	1,538.0	1,549.4	1,263.6	323.5	5,947.2	1,297.0	4,650.2

Proved Plus Probable	19,242.9	2,748.0	2,760.9	2,004.0	430.2	11,299.8	3,411.6	7,888.2

UK

Proved	25,067.7	137.1	14,652.0	3,085.0	3,550.0	3,643.6	2,324.9	1,318.7

Proved Plus Probable	41,355.8	215.1	18,703.9	5,103.8	3,996.0	13,337.0	7,965.4	5,371.6

Scandinavia

Proved	5,000.4	–	2,513.4	250.1	736.3	1,500.6	46.0	1,454.6

Proved Plus Probable	9,799.0	–	4,581.5	582.3	806.1	3,829.1	1,813.7	2,015.4

Southeast Asia[2]

Proved	21,451.4	7,561.0	3,299.9	1,132.8	306.4	9,151.3	3,443.0	5,708.3

Proved Plus Probable	36,368.6	12,863.4	5,312.9	2,118.6	362.5	15,711.2	6,197.3	9,513.9

Other[3]

Proved	3,163.3	1,493.3	371.8	123.2	12.6	1,162.4	392.0	770.4

Proved Plus Probable	5,911.8	2,228.9	733.3	516.3	56.7	2,376.6	800.1	1,576.5

Total

Proved	81,167.6	12,385.7	27,877.6	7,024.8	6,471.0	27,408.5	8,975.2	18,433.3

Proved Plus Probable	134,955.5	20,348.4	39,641.0	11,796.9	7,218.4	55,950.8	22,532.1	33,418.7

1
Income Taxes include PRT.

2
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia.

3
Other includes Algeria and Peru.

72 TALISMAN ENERGY ANNUAL INFORMATION FORM

Future Net Revenue by Production Group

Future Net Revenue by Production Group
Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/year) ($ Millions)	Per Unit

Proved

	Light Oil	7,854.6	$19.71	/	bbl

	Non-Shale Natural Gas	5,749.2	$1.64	/	mcf

	Natural Gas Liquids	926.9	$15.35	/	bbl

	Shale Gas	2,687.4	$1.47	/	mcf

	Heavy Oil	893.6	$17.00	/	bbl

	Total	18,111.6	$12.95	/	boe

Proved Plus Probable

	Light Oil	16,428.6	$23.96	/	bbl

	Non-Shale Natural Gas	7,008.6	$1.39	/	mcf

	Natural Gas Liquids	1,260.7	$15.05	/	bbl

	Shale Gas	3,386.6	$1.19	/	mcf

	Heavy Oil	994.7	$16.10	/	bbl

	Total	29,079.3	$13.57	/	boe

Reconciliation of Changes in Reserves

Talisman is not providing the reserves reconciliation information contemplated by NI 51-101 because, this being the first year of preparing reserves estimates in accordance with NI 51-101, the estimates as of the prior year end which are required for such reconciliation are not available.

Undeveloped Reserves

The following tables set forth, by product type, the volumes of gross proved undeveloped reserves and gross probable undeveloped reserves that were first attributed as reserves in 2010. The tables do not include volumes of proved undeveloped and probable undeveloped reserves first attributed in prior years because such information is not available to the Company.

Proved Undeveloped Reserves

	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

2010[1]	15.5	1.2	733.3	188.7	10.1

1
First attributed includes only additions during the year and does not include revisions to previous undeveloped reserves.

Proved undeveloped reserves are those reserves that can be estimated with a high degree of certainty to be recoverable and are expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. Talisman's proved undeveloped reserves were 470 mmboe as at December 31, 2010 which is 34% of Talisman's proved reserves. Talisman plans to develop these reserves over the next five years.

TALISMAN ENERGY ANNUAL INFORMATION FORM 73

Probable Undeveloped Reserves

	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

2010[1]	22.6	0.5	513.1	155.4	6.9

1
First attributed includes only additions during the year and does not include revisions to previous undeveloped reserves.

Probable undeveloped reserves are those additional reserves that are less certain to be recovered than proved reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Talisman's probable undeveloped reserves are 516 mmboe as at December 31, 2010. Talisman plans to develop over 80% of the probable undeveloped reserves in 5 years.

Future Development Costs

The following tables set forth the development costs ($ millions) deducted in the estimation of future net revenue.

	Canada		United States		UK
Year	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2011	209.9	239.2	217.0	221.5	653.0	762.9

2012	152.9	206.5	240.4	392.9	554.6	747.6

2013	153.9	276.0	160.8	378.4	307.8	768.2

2014	151.6	199.6	201.3	350.8	257.3	670.4

2015	193.4	236.5	323.1	439.1	242.4	304.8

Remainder	308.4	314.1	121.0	221.3	1,069.9	1,849.9

Total: Undiscounted	1,170.1	1,471.9	1,263.6	2,004.0	3,085.0	5,103.8

	Scandinavia		Southeast Asia[1]		Other[2]
Year	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2011	220.1	321.2	253.8	423.1	75.8	96.3

2012	15.6	104.7	208.6	442.9	21.5	134.2

2013	10.6	145.9	135.3	303.3	8.4	124.1

2014	1.9	10.5	156.4	253.2	8.0	120.1

2015	1.9	–	129.0	195.6	0.5	32.6

Remainder	–	–	249.7	500.5	9.0	9.0

Total: Undiscounted	250.1	582.3	1,132.8	2,118.6	123.2	516.3

1
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia.

2
Other includes Algeria and Peru.

Talisman expects to fund future development from internally generated cash flow, existing cash balances, from debt financing and the proceeds of farm-out arrangements. The only costs of funding future development is the interest associated with debt financing. The interest associated with debt financing is not included in the reserves and future revenue estimates and would reduce reserves and future net revenue to some degree depending on the funding source utilized. Talisman does not expect interest or other funding costs would make development of any property uneconomic.

74 TALISMAN ENERGY ANNUAL INFORMATION FORM

Pricing Assumptions

The pricing assumptions used in the preparation of the estimates of reserves and related future net revenue based on forecast prices and costs are set forth below.

	Oil[1]				Natural Gas			Natural Gas Liquids
Year	USA WTI Cushing Oklahoma ($US/bbl)	Canada Western Canada Select Hardisty Heavy ($Cdn/bbl)	UK Dated Brent[4] ($US/bbl)	Indonesia Minas ICP ($US/bbl)	US2 Henry Hub (US$/mmbtu)	Canada[3] AECO-C ($C/gj)	UK IPE M-1[5] (P/therm)	Canada Edmonton Propane ($Cdn/bbl)	Inflation Rates %/year	Exchange Rate (US$ equals C$1.00)	Exchange Rate (C$ equals UK £1.00)

2011	80.00	67.37	78.60	79.80	5.00	4.47	37.50	45.04	–	0.95	1.68

2012	81.60	68.72	80.10	81.40	5.61	5.02	41.44	46.03	2%	0.95	1.68

2013	83.23	70.09	81.73	83.13	5.72	5.12	42.27	46.97	2%	0.95	1.68

2014	84.90	71.49	83.40	84.80	5.84	5.22	43.11	47.99	2%	0.95	1.68

2015	86.59	72.92	84.99	86.49	5.95	5.32	43.97	48.98	2%	0.95	1.68

Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2%	0.95	1.68

1
Asian gas prices are generally linked to oil, except for certain contracts which are sold under fixed price contracts.

2
US shale gas price is based on Henry Hub.

3
Canadian shale gas price is based on AECO.

4
Oil prices in UK, Norway and Other are generally derived from Dated Brent with quality and transportation differentials.

5
Gas prices in Norway are generally derived from IPE M-1.

Weighted average historical prices for the year ended December 31, 2010 were $83.25/bbl for light oil, $65.15/bbl for heavy oil, $4.39/mcf for shale gas, $6.02/mcf for non-shale natural gas and $64.88/bbl for natural gas liquids.

TALISMAN ENERGY ANNUAL INFORMATION FORM 75

Definitions

Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.

Developed Non-Producing Reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Gross Reserves are Talisman's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Talisman.

Heavy Oil is oil that qualifies for royalties specific to heavy oil, in a jurisdiction that has a royalty regime specific to heavy oil; or is oil with a density between 10 to 22.3 degrees API (as that term is defined by the American Petroleum Institute), in a jurisdiction that has no royalty regime specific to heavy oil.

Light Oil is a mixture consisting mainly of pentanes and heavier hydrocarbons that exist in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Light Oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

Natural Gas Liquids are those hydrocarbon components that can be recovered from natural gas as liquids including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

Net Reserves are Talisman's working interest (operating or non-operating) share after deduction of royalty obligations, plus Talisman's royalty interests in reserves.

Non-Shale Natural Gas is a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in light oil in reservoirs but are gaseous at atmospheric conditions, but which excludes Shale (see definition below). Natural gas may contain sulphur or other non-hydrocarbon compounds.

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Shale is a fine grained sedimentary rock with sufficient organic content from which hydrocarbons have been generated. The very impermeable nature of the rock requires stimulation techniques which are typically different than those associated with historic "conventional" oil and gas activities.

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

76 TALISMAN ENERGY ANNUAL INFORMATION FORM

Wells

The following table sets forth the number of Talisman's producing and non-producing wells as at December 31, 2010.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing[1]		Producing		Non-Producing[1]
	Gross[2]	Net	Gross[2]	Net	Gross[2]	Net	Gross[2]	Net

Alberta	985	884.6	221	191.7	1,455	1,119.1	295	196.6

British Columbia	–	–	3	0.2	122	60.1	100	56.6

Saskatchewan	197	136.3	62	45.4	14	11.4	15	12.7

Total Canada	1,182	1,020.9	286	237.3	1,591	1,190.6	410	265.9

Texas	–	–	–	–	66	23.8	6	2.4

New York	–	–	–	–	88	63.9	9	7.7

Pennsylvania	–	–	–	–	131	123.9	4	4.0

Total United States	–	–	–	–	285	211.6	19	14.1

United Kingdom	148	103.9	456	282.2	–	–	3	1.0

Norway	43	16.6	167	77.0	8	2.7	17	5.5

Indonesia	602	70.0	916	93.0	141	14.1	76	12.0

Malaysia	64	27.5	11	4.5	34	14.0	8	3.3

Australia	4	1.5	7	2.4	–	–	–	–

Vietnam	8	2.4	1	0.3	–	–	–	–

Papua New Guinea	–	–	–	–	–	–	1	0.5

Algeria	56	6.7	60	4.9	3	1.1	27	6.3

Total	2,107	1,249.5	1,904	701.6	2,062	1,434.1	561	308.6

1
Non-producing includes those wells that were not producing at year end but are capable of producing.

2
"Gross wells" means the total number of wells in which Talisman has interests. "Net wells" means the number of wells obtained by aggregating Talisman's working interest in each of its gross wells.

For further information, please refer to the "Description of the Business" section of this Annual Information Form.

Properties with No Attributed Reserves

The following table sets out Talisman's holdings of lands with no attributed reserves at December 31, 2010:

	Properties with no Attributed Reserves (thousand acres)
	Gross	Net

Canada[1]	8,075.0	4,827.7

United States[1]	1,946.6	1,436.2

UK	652.9	343.3

Scandinavia	1,561.5	593.0

Southeast Asia[2]	36,906.1	18,687.1

Latin America[3]	19,120.6	9,601.7

Other[4]	846.1	402.9

Total	69,108.8	35,891.9

1
Where Talisman holds interests in different formations under the same surface area but pursuant to separate leases, the acreage for each lease is included in total gross and net acreage.

2
Southeast Asia includes Indonesia, Vietnam, Malaysia, Australia and Papua New Guinea.

3
Latin America includes Colombia and Peru.

4
Other includes the Kurdistan region of northern Iraq.

TALISMAN ENERGY ANNUAL INFORMATION FORM 77

Work commitments, categorized as seismic acquisition, geophysical studies or well commitments (land and/or licence commitments), exist in all of Talisman's geographic areas except for Canada and the United States. The result of not fulfilling a land or a licence commitment could result in the loss of a title document or imposition of a serious penalty. During 2011-2015, Talisman's total work commitments are estimated to be US$1 billion.

The estimated net acres of unproved properties that have an expiry date within one year are as follows: Canada – 508,000; United States – 72,000; UK – 800; and Latin America – 163,000.

Forward Contracts

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 16 entitled "Contingencies and Commitments" in the audited Consolidated Financial Statements of the Company for the year ended December 31, 2010, which is incorporated herein by reference.

Abandonment and Reclamation Costs

In estimating abandonment and reclamation costs, management develops a number of possible abandonment scenarios to which probabilities are assigned based on management's reasonable judgment. Estimates of abandonment costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. As at December 31, 2010, Talisman's estimated total future abandonment and reclamation costs, net of estimated salvage value, was $1.4 billion discounted at 10% ($4.5 billion undiscounted). Of this amount, the abandonment and reclamation costs expected to be incurred which are not deducted in estimating the total proved plus probable future net revenue at forecast prices and costs amounted to $167 million discounted at 10% ($429 million undiscounted). Talisman expects to incur abandonment and reclamation costs in respect of 4,624.8 net wells. Talisman expects to pay approximately $71 million of total abandonment and reclamation costs in the next three financial years, in total.

Costs Incurred

The following table summarizes the capital expenditures made by Talisman on oil and natural gas properties for the year ended December 31, 2010.

($ millions)	Property Acquisition Costs		Exploration Costs	Development Costs

	Proved Properties	Unproved Properties

Canada	5	3	186	617

United States	127	1,061	19	935

UK	–	–	96	511

Scandinavia	–	762	89	502

Southeast Asia	122	104	240	331

Other[1]	–	84	260	102

Total	254	2,014	890	2,998

1
Other includes Algeria, Tunisia (until the sale of assets), Colombia, Peru and the Kurdistan region of northern Iraq as well as other international areas.

78 TALISMAN ENERGY ANNUAL INFORMATION FORM

Exploration and Development Activities

For a description of Talisman's most important current and likely exploration and development activities, please refer to the "Description of the Business" section of this Annual Information Form. The following tables set forth the number of wells completed in the year ended December 31, 2010:

	Exploratory Wells[1]		Development Wells		Total
	Gross	Net	Gross	Net	Gross	Net

Canada

Oil	7	7.0	58	52.5	65	59.5

Gas	17	12.3	68	44.3	85	56.6

Service	–	–	3	3.0	3	3.0

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	24	19.3	129	99.8	153	119.1

United States

Oil	–	–	–	–	–	–

Gas	27	26.4	131	120.3	158	146.7

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	1	1.0	1	1.0

Total	27	26.4	132	121.3	159	147.7

UK

Oil	–	–	1	1.0	1	1.0

Gas	–	–	–	–	–	–

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	2	1.5	2	0.7	4	2.2

Total	2	1.5	3	1.7	5	3.2

Scandinavia

Oil	–	–	10	4.6	10	4.6

Gas	–	–	–	–	–	–

Service	–	–	3	1.6	3	1.6

Stratigraphic Test	–	–	–	–	–	–

Dry	2	0.2	1	0.6	3	0.8

Total	2	0.2	14	6.8	16	7

Southeast Asia[2]

Oil	–	–	32	9.1	32	9.1

Gas	1	0.4	9	2.8	10	3.2

Service	–	–	7	2.9	7	2.9

Stratigraphic Test	–	–	–	–	–	–

Dry	4	1.3	–	–	4	1.3

Total	5	1.7	48	14.8	53	16.5

Latin America

Oil	–	–	–	–	–	–

Gas	–	–	–	–	–	–

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	1	0.7	–	–	1	0.7

Total	1	0.7	–	–	1	0.7

Other[3]

Oil	–	–	14	2.0	14	2.0

Gas	–	–	1	0.1	1	0.1

Service	–	–	9	1.2	9	1.2

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	–	–	24	3.3	24	3.3

1
For all geographic areas other than North America, includes stratigraphic wells that have been plugged and abandoned, and excludes exploration wells that are currently suspended and awaiting completion or abandonment.

2
Southeast Asia includes Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

3
Other includes Algeria and Tunisia.

TALISMAN ENERGY ANNUAL INFORMATION FORM 79

Production Estimates

The following table sets forth the volume of working interest production, before royalties, estimated for 2011, which is reflected in the estimate of future net revenue disclosed in the tables of reserve information in respect of gross proved and probable reserves:

	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

Canada

Total Proved	1,027.8	5,395.4	30,916.3	136,169.1	1,546.4

Total Probable	165.5	104.2	88.5	4,242.7	69.2

Total Proved Plus Probable	1,193.3	5,499.7	31,004.7	140,411.8	1,615.6

United States

Total Proved	–	–	127,271.9	11,458.4	750.2

Total Probable	–	–	111.6	116.8	1.8

Total Proved Plus Probable	–	–	127,383.5	11,575.2	752.0

UK

Total Proved	27,604.9	–	–	3,067.7	312.3

Total Probable	5,033.5	–	–	1,059.5	68.6

Total Proved Plus Probable	32,638.5	–	–	4,127.2	380.9

Scandinavia

Total Proved	12,694.5	–	–	24,364.6	698.6

Total Probable	3,630.1	–	–	855.7	77.3

Total Proved Plus Probable	16,324.6	–	–	25,220.3	775.9

Southeast Asia[1]

Total Proved	10,801.1	–	–	184,315.5	2,411.6

Total Probable	1,335.7	–	–	889.3	43.6

Total Proved Plus Probable	12,136.7	–	–	185,204.8	2,455.2

Other[2]

Total Proved	4,582.9	–	–	–	–

Total Probable	630.0	–	–	–	–

Total Proved Plus Probable	5,212.8	–	–	–	–

Total

Total Proved	56,711.2	5,395.4	158,188.2	359,375.2	5,719.0

Total Probable	10,794.8	104.2	200.0	7,164.1	260.5

Total Proved Plus Probable	67,505.9	5,499.7	158,388.3	366,539.3	5,979.5

1
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia.

2
Other includes Algeria.

80 TALISMAN ENERGY ANNUAL INFORMATION FORM

Production History

Average Daily Production and Netback Information

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Talisman for each quarter of 2010 and the total for 2010:

	Quarter Ended
					Total Year
	March 31	June 30	September 30	December 31	2010

Canada

Average Gross Daily Production

Light Oil (bbl/d)	4,151	3,321	737	562	2,179

Shale Gas (mmcf/d)	24	23	14	62	31

Non-Shale Natural Gas (mmcf/d)	637	590	476	420	530

Natural Gas Liquids (bbl/d)	7,676	7,576	5,517	4,779	6,377

Heavy Oil (bbl/d)	13,986	14,154	14,289	15,100	14,385

Average Prices Received

Light Oil ($/bbl)	82.17	79.15	89.37	97.47	82.63

Shale Gas ($/mcf)	5.44	3.16	2.37	3.33	3.59

Non-Shale Natural Gas ($/mcf)	5.86	4.87	4.84	4.87	5.16

Natural Gas Liquids ($/bbl)	61.85	54.62	56.10	54.66	57.10

Heavy Oil ($/bbl)	70.27	62.59	62.39	65.51	65.15

Royalties

Light Oil ($/bbl)	14.46	11.30	14.11	20.73	13.64

Shale Gas ($/mcf)	(0.01)	(0.43)	(0.47)	0.08	(0.10)

Non-Shale Natural Gas ($/mcf)	0.55	0.02	0.28	0.30	0.29

Natural Gas Liquids ($/bbl)	21.35	10.08	19.36	12.82	15.96

Heavy Oil ($/bbl)	14.14	11.98	12.66	11.53	12.55

Production Costs

Light Oil ($/bbl)	19.40	25.10	30.20	20.24	22.54

Shale Gas ($/mcf)	1.05	1.07	3.06	1.67	1.60

Non-Shale Natural Gas ($/mcf)	1.67	1.50	1.62	1.65	1.61

Natural Gas Liquids ($/bbl)	10.02	9.00	9.72	9.90	9.66

Heavy Oil ($/bbl)	12.48	13.33	14.63	10.14	12.71

Netback Received

Light Oil ($/bbl)	48.31	42.75	45.06	56.50	46.45

Shale Gas ($/mcf)	4.40	2.52	(0.22)	1.58	2.09

Non-Shale Natural Gas ($/mcf)	3.64	3.35	2.94	2.92	3.26

Natural Gas Liquids ($/bbl)	30.48	35.54	27.02	31.94	31.48

Heavy Oil ($/bbl)	43.65	37.28	35.10	43.84	39.89

United States

Average Gross Daily Production

Light Oil (bbl/d)	-	-	-	-	-

Shale Gas (mmcf/d)	86	145	227	278	185

Non-Shale Natural Gas (mmcf/d)	40	39	32	20	33

Natural Gas Liquids (bbl/d)	-	114	332	333	197

TALISMAN ENERGY ANNUAL INFORMATION FORM 81

Average Prices Received

Light Oil ($/bbl)	-	-	-	-	-

Shale Gas ($/mcf)	5.72	4.57	4.66	4.03	4.53

Non-Shale Natural Gas ($/mcf)	5.74	4.52	4.73	3.92	4.84

Natural Gas Liquids ($/bbl)	-	59.32	44.37	56.48	51.79

Royalties

Light Oil ($/bbl)	-	-	-	-	-

Shale Gas ($/mcf)	0.79	0.63	0.70	0.61	0.66

Non-Shale Natural Gas ($/mcf)	0.81	0.64	0.66	0.58	0.69

Natural Gas Liquids ($/bbl)	-	9.76	12.98	8.78	10.67

Production Costs

Light Oil ($/bbl)	-	-	-	-	-

Shale Gas ($/mcf)	0.57	0.45	0.46	0.50	0.49

Non-Shale Natural Gas ($/mcf)	1.02	0.97	1.25	2.33	1.26

Natural Gas Liquids ($/bbl)	-	5.82	7.50	13.98	7.56

Netback Received

Light Oil ($/bbl)	-	-	-	-	-

Shale Gas ($/mcf)	4.36	3.49	3.50	2.92	3.38

Non-Shale Natural Gas ($/mcf)	3.91	2.91	2.82	1.01	2.89

Natural Gas Liquids ($/bbl)	-	43.74	23.89	33.72	33.56

UK

Average Gross Daily Production

Light Oil (bbl/d)	82,200	60,634	67,697	81,534	73,000

Shale Gas (mmcf/d)	-	-	-	-	-

Non-Shale Natural Gas (mmcf/d)	17	18	16	11	16

Natural Gas Liquids (bbl/d)	866	761	1,455	1,206	1,074

Average Prices Received

Light Oil ($/bbl)	79.76	80.46	80.64	87.16	82.19

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	5.16	3.62	4.95	5.42	4.72

Natural Gas Liquids ($/bbl)	55.03	35.29	43.88	59.08	48.88

Royalties

Light Oil ($/bbl)	0.25	0.37	0.17	0.25	0.25

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	-	-	-	-	-

Natural Gas Liquids ($/bbl)	-	-	-	-	-

Production Costs

Light Oil ($/bbl)	31.64	37.49	32.69	26.41	31.62

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	1.35	1.17	1.19	1.62	1.31

Natural Gas Liquids ($/bbl)	8.10	7.02	7.14	9.72	7.86

82 TALISMAN ENERGY ANNUAL INFORMATION FORM

Netback Received

Light Oil ($/bbl)	47.87	42.60	47.78	60.50	50.32

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	3.81	2.45	3.76	3.80	3.41

Natural Gas Liquids ($/bbl)	46.93	28.27	36.74	49.36	41.02

Scandinavia

Average Gross Daily Production

Light Oil (bbl/d)	41,583	36,460	32,252	35,599	36,445

Shale Gas (mmcf/d)	-	-	-	-	-

Non-Shale Natural Gas (mmcf/d)	91	73	91	98	88

Natural Gas Liquids (bbl/d)	2,719	1,996	2,790	2,602	2,527

Average Prices Received

Light Oil ($/bbl)	83.04	81.34	83.71	92.09	84.99

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	5.94	5.85	7.40	7.93	6.86

Natural Gas Liquids ($/bbl)	66.81	57.36	57.65	79.80	65.77

Royalties

Light Oil ($/bbl)	-	-	-	-	-

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	-	-	-	-	-

Natural Gas Liquids ($/bbl)	-	-	-	-	-

Production Costs

Light Oil ($/bbl)	22.79	22.59	22.26	23.82	23.32

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	2.01	1.99	1.90	1.67	1.89

Natural Gas Liquids ($/bbl)	12.06	11.94	11.40	10.02	11.34

Netback Received

Light Oil ($/bbl)	60.25	58.75	61.45	68.27	61.67

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	3.93	3.86	5.50	6.26	4.97

Natural Gas Liquids ($/bbl)	54.75	45.42	46.25	69.78	54.43

Southeast Asia

Average Gross Daily Production

Light Oil (bbl/d)	35,848	39,774	33,741	30,117	34,851

Shale Gas (mmcf/d)	-	-	-	-	-

Non-Shale Natural Gas (mmcf/d)	473	488	512	469	485

Natural Gas Liquids (bbl/d)	3,712	3,647	3,599	3,564	3,630

Average Prices Received

Light Oil ($/bbl)	78.92	81.03	78.27	95.12	82.89

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	6.98	6.77	6.73	7.22	6.92

Natural Gas Liquids ($/bbl)	82.97	86.26	79.26	85.35	83.45

TALISMAN ENERGY ANNUAL INFORMATION FORM 83

Royalties

Light Oil ($/bbl)	28.67	35.27	29.88	41.10	33.55

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	2.00	2.09	1.94	2.32	2.09

Natural Gas Liquids ($/bbl)	55.84	55.44	49.80	55.44	54.13

Production Costs

Light Oil ($/bbl)	15.36	14.01	17.05	22.21	16.88

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	0.74	0.76	0.66	1.14	0.83

Natural Gas Liquids ($/bbl)	4.44	4.56	3.96	6.84	4.98

Netback Received

Light Oil ($/bbl)	34.89	31.75	31.34	31.81	32.46

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	4.24	3.92	4.13	3.76	4.00

Natural Gas Liquids ($/bbl)	22.69	26.26	25.50	23.07	24.34

Other

Average Gross Daily Production

Light Oil (bbl/d)	14,176	13,470	13,312	14,972	13,983

Shale Gas (mmcf/d)	-	-	-	-	-

Non-Shale Natural Gas (mmcf/d)	-	-	-	-	-

Natural Gas Liquids (bbl/d)	-	-	-	-	-

Average Prices Received

Light Oil ($/bbl)	78.31	77.31	85.00	98.67	85.17

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	-	-	-	-	-

Natural Gas Liquids ($/bbl)	-	-	-	-	-

Royalties

Light Oil ($/bbl)	43.33	40.26	42.57	53.39	45.13

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	-	-	-	-	-

Natural Gas Liquids ($/bbl)	-	-	-	-	-

Production Costs

Light Oil ($/bbl)	7.37	6.42	7.21	6.66	6.91

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	-	-	-	-	-

Natural Gas Liquids ($/bbl)	-	-	-	-	-

Netback Received

Light Oil ($/bbl)	27.61	30.63	35.22	38.62	33.13

Shale Gas ($/mcf)	-	-	-	-	-

Non-Shale Natural Gas ($/mcf)	-	-	-	-	-

Natural Gas Liquids ($/bbl)	-	-	-	-	-

84 TALISMAN ENERGY ANNUAL INFORMATION FORM

Total

Average Gross Daily Production

Light Oil (bbl/d)	177,958	153,659	147,739	162,784	160,458

Shale Gas (mmcf/d)	110	168	241	340	216

Non-Shale Natural Gas (mmcf/d)	1,258	1,208	1,127	1,018	1,152

Natural Gas Liquids (bbl/d)	14,973	14,094	13,693	12,484	13,805

Heavy Oil (bbl/d)	13,986	14,154	14,289	15,100	14,385

Average Prices Received

Light Oil ($/bbl)	80.30	80.51	81.21	90.80	83.25

Shale Gas ($/mcf)	5.66	4.38	4.52	3.91	4.39

Non-Shale Natural Gas ($/mcf)	6.27	5.66	5.90	6.23	6.02

Natural Gas Liquids ($/bbl)	67.59	62.19	60.92	69.07	64.88

Heavy Oil ($/bbl)	70.27	62.59	62.39	65.51	65.15

Royalties

Light Oil ($/bbl)	9.68	13.05	10.81	12.71	11.52

Shale Gas ($/mcf)	0.61	0.48	0.63	0.52	0.55

Non-Shale Natural Gas ($/mcf)	1.06	0.88	1.02	1.21	1.03

Natural Gas Liquids ($/bbl)	24.78	19.76	21.28	21.10	21.79

Heavy Oil ($/bbl)	14.14	11.98	12.66	11.53	12.55

Production Costs

Light Oil ($/bbl)	23.06	23.85	23.88	22.11	23.20

Shale Gas ($/mcf)	0.68	0.53	0.62	0.72	0.65

Non-Shale Natural Gas ($/mcf)	1.47	1.43	1.33	1.66	1.47

Natural Gas Liquids ($/bbl)	8.82	8.58	7.98	9.96	8.82

Heavy Oil ($/bbl)	12.48	13.33	14.63	10.14	12.71

Netback Received

Light Oil ($/bbl)	47.56	43.61	46.52	55.98	48.53

Shale Gas ($/mcf)	4.37	3.37	3.27	2.67	3.19

Non-Shale Natural Gas ($/mcf)	3.74	3.35	3.55	3.36	3.52

Natural Gas Liquids ($/bbl)	33.99	33.85	31.66	38.01	34.27

Heavy Oil ($/bbl)	43.65	37.28	35.10	43.84	39.89

TALISMAN ENERGY ANNUAL INFORMATION FORM 85

Schedule B – Report on NI 51-101 Reserves Data by Talisman's Internal Qualified Reserves Evaluator

To the Board of Directors of Talisman Energy Inc. (the "Company"):

1.
The Company's staff and I have evaluated the Company's reserves data as at December 31, 2010 prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2010, estimated using forecast prices and costs.

2.
The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

  We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with the principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2010:
Location of Reserves	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) (C$ millions)

Canada	4,315.5

US	3,197.6

UK	8,803.5

Scandinavia	3,225.9

Southeast Asia/Australia	8,178.7

Other	1,358.1

Total Company	29,079.3

5.
In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.
We have no responsibility to update our evaluation for events and circumstances occurring after its preparation date.

7.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed)
Michael Adams
Internal Qualified Reserves Evaluator
Talisman Energy Inc.
Calgary, Alberta

February 24, 2011

86 TALISMAN ENERGY ANNUAL INFORMATION FORM

Schedule C – Report of Management and Directors on NI 51-101 Reserves Data and Other Information

Management of Talisman Energy Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2010, estimated using forecast prices and costs, prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") of the Canadian Securities Administrators.

The Company's reserves evaluation staff, including its Internal Qualified Reserves Evaluator who is an employee of the Company, have evaluated the Company's reserves data. The report of the Internal Qualified Reserves Evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has:

(a)
reviewed the Company's procedures for providing information to the Internal Qualified Reserves Evaluator;

(b)
met with the Internal Qualified Reserves Evaluator to determine whether any restrictions affected the ability of the Internal Qualified Reserves Evaluator to report without reservation; and

(c)
reviewed the reserves data with management and the Internal Qualified Reserves Evaluator.

The Reserves Committee of the board of directors of the Company has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(a)
the content and filing with securities regulatory authorities of the reserves data and other oil and gas information prepared in accordance with the requirements of NI 51-101, contained in the annual information form of the Company;

(b)
the filing of the report of the Internal Qualified Reserves Evaluator on the reserves data; and

(c)
the content and filing of this report.

TALISMAN ENERGY ANNUAL INFORMATION FORM 87

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) John A. Manzoni President and Chief Executive Officer	(signed) Harold N. Kvisle Director
(signed) Paul Smith Executive Vice-President, North American Operations	(signed) Charles R. Williamson Director
(signed) Nicholas J.R. Walker Executive Vice-President, International Operations (West)
(signed) Paul Blakeley Executive Vice-President, International Operations (East)

February 24, 2011

88 TALISMAN ENERGY ANNUAL INFORMATION FORM

Schedule D – Audit Committee Information

Composition of Audit Committee

As at February 24, 2011, Talisman's Audit Committee consists of Donald J. Carty, William R.P. Dalton, John D. Watson (Chairman), and Charles M. Winograd. The Board of Directors has determined that all members of the Audit Committee are "independent" and "financially literate" as defined in National Instrument 52-110 ("NI 52-110") and "independent" within the meaning of sections 303A.02 and 303A.07 of the New York Stock Exchange ("NYSE") Listed Company Manual. In addition, in accordance with NYSE corporate governance listing standards, the Board of Directors has determined that John D. Watson is an audit committee financial expert.

NI 52-110 states that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer. A material relationship is a relationship which could, in the view of the issuer's Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

In addition, an individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Education and Experience

The members of Talisman's Audit Committee have education and experience relevant to the performance of their responsibilities as Audit Committee members, which includes the following:

Donald J. Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from 2007 until 2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master of Business Administration degree from Harvard University.

William R.P. Dalton held various positions with the HSBC group of companies, including Chief Executive of HSBC Bank plc from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and various positions in the Canadian operations of HSBC prior to 1998. He currently serves on the board of directors of TUI Travel plc., HSBC USA Inc., and HSBC Bank USA, National Association. Mr. Dalton holds a Bachelor of Commerce degree (Honors) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001.

John D. Watson, Chairman of the Audit Committee, was the Executive Vice-President and Chief Financial Officer of Encana Corporation ("Encana") from April 2002 to February 2006 and the Chief Financial Officer of Alberta Energy Company Ltd. (a predecessor to Encana) from June 1987 to March 2002. As Executive Vice-President and Chief Financial Officer of Encana, Mr. Watson was a member of the senior management team and was directly responsible for Encana's capital markets, financial reporting, financial compliance, financial risk management and internal audit, as well as the tax and treasury functions. Mr. Watson holds a Master of Business Administration degree and is a Chartered Accountant.

Charles M. Winograd is currently the President of Winograd Capital Inc. (external consulting services and private investments company). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).

TALISMAN ENERGY ANNUAL INFORMATION FORM 89

Audit Fees and Pre-Approval of Audit Services

The following table presents fees for the audits of the Company's annual Consolidated Financial Statements for 2010 and 2009 and for other services provided by Ernst & Young LLP:

	2010	2009

Audit and Internal Controls Attestation Fees	$4,603,460	$4,479,321

Audit-Related Fees	$1,558,047	$1,240,001

Tax Fees	$368,263	$324,294

All Other Fees	$4,717	$6,586

Total	$6,534,487	$6,050,202

The audit-related fees are primarily for assistance in connection with the Company's conversion to International Financial Reporting Standards, prospectus filings, pension plan audits and attestation procedures related to cost certifications and government compliance. Tax fees are primarily for tax compliance and tax advisory services. The Audit Committee has concluded that the provision of tax services is compatible with maintaining Ernst & Young's independence.

Under the terms of reference of the Audit Committee, which follow, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services, including tax services, the Company's external auditors are to perform.

During 2003, the Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by the Company's external auditors. These procedures specify certain prohibited services that are not to be performed by the Company's external auditors. In addition, these procedures require that, at least annually, prior to the period in which the services are proposed to be provided, the Company's management, in conjunction with the Company's external auditors, prepares and submits to the Audit Committee a complete list of all proposed services and related fees to be provided to the Company by the Company's external auditors. Under the Audit Committee pre-approval procedures, for those non-audit services proposed to be provided by the Company's external auditors that have not been previously approved by the Audit Committee, the Audit Committee has delegated to the Chairman of the Audit Committee the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee's regular meetings, the Audit Committee is provided an update as to the status of services previously approved.

Pursuant to these procedures since their implementation in 2003, 100% of each of the services relating to fees reported as audit-related, tax and all other were pre-approved by the Audit Committee or its delegate, the Chair of the Audit Committee.

The full text of the terms of reference for Talisman's Audit Committee follows.

90 TALISMAN ENERGY ANNUAL INFORMATION FORM

Terms of Reference

Audit Committee

Mission Statement

The Audit Committee's mission is to assist the Board in fulfilling its obligations by overseeing and monitoring the Corporation's financial accounting and reporting process and the integrity of the Corporation's financial statements and its internal control over financial reporting and the external financial audit process. To fulfill this mission, the Audit Committee has received this mandate and has been delegated certain authorities that it may exercise on behalf of the Board.

Composition

At the first meeting of the Board of Directors of the Corporation after the election of Directors at the annual meeting of shareholders, the Board shall appoint an Audit Committee comprised of not less than three and not more than six Directors of the Corporation. Each member of the Audit Committee shall be independent (as required by applicable securities laws and stock exchange rules). At least one member of the Audit Committee shall be an audit committee financial expert and all members of the Audit Committee shall have an appropriate level of financial literacy as required under applicable stock exchange rules and securities laws and determined by the Board from time to time. The Board may replace or remove from the Audit Committee any member at any time.

The Chair of the Audit Committee shall be appointed by the Board at the meeting of the Board referred to above. The Chair shall preside as chair at each Committee meeting, lead Committee discussion on meeting agenda items and report to the Board, on behalf of the Committee, with respect to the proceedings of each Committee meeting. The Audit Committee shall designate a Secretary to the Audit Committee who may be a member of the Audit Committee or an officer or employee of the Corporation. The Secretary shall keep minutes and records of all meetings of the Audit Committee. In the event that either the Chair or the Secretary is absent from any meeting, the members present shall designate any Director present to act as Chair and shall designate any Director, officer or employee of the Corporation to act as Secretary.

Meetings

Meetings of the Audit Committee, including telephone conference meetings, shall be held at such time and place as the Chair of the Audit Committee may determine. Notice of meetings shall be given to each member not less than 24 hours before the time of the meeting, provided that meetings of the Audit Committee may be held without formal notice if all of the members are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

At the request of the auditor of the Corporation (the "Auditor"), the Chief Executive Officer, the Chief Financial Officer or a member of the Audit Committee, the Chair shall call and convene a meeting of the Audit Committee.

A majority of the members of the Audit Committee present shall constitute a quorum. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present.

The Audit Committee shall meet at least quarterly.

Representatives of the Auditor and management of the Corporation shall have access to the Audit Committee each in the absence of the other.

The Auditor shall be notified of all meetings of the Audit Committee and, when appropriate, it may attend and be heard at any such meeting and shall attend if requested to do so by a member of the Audit Committee.

Any matter the Audit Committee does not unanimously approve will be referred to the Board for consideration.

TALISMAN ENERGY ANNUAL INFORMATION FORM 91

No alteration to the roles and responsibilities of the Audit Committee shall be effective without the approval of the Board of Directors.

The Audit Committee shall review the adequacy of these Terms of Reference on an annual basis and recommend any changes it considers appropriate to the Governance and Nominating Committee, which shall in light of the Corporation's governance structure and framework recommend any changes it considers appropriate to the Board of Directors.

Role and Responsibilities

A. Financial Statements and Other Financial Information

The Audit Committee shall:

1.
oversee the Corporation's financial reporting process on behalf of the Board and report on the results of these activities to the Board;

2.
review the Corporation's annual financial statements and management's discussion and analysis of operations which accompanies the annual financial statements and, if determined to be satisfactory, recommend them to the Board for approval;

3.
review the annual earnings press release prior to their filing or publication;

4.
review and, if determined to be satisfactory, approve the Corporation's interim financial statements and management's discussion and analysis of operations which accompanies interim financial statements prior to their publication, filing or delivery to securityholders;

5.
review all interim earnings press releases prior to their filing or publication;

6.
ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in items 2 to 5 above, and periodically assess the adequacy of those procedures;

7.
review the appropriateness of any report or opinion proposed to be rendered in connection with the year end consolidated financial statements;

8.
review the nature, substance and appropriateness of significant accruals, reserves and other estimates;

9.
review the appropriateness of impairment provisions;

10.
review with the Auditor and with the management of the Corporation and, if determined to be satisfactory, approve on behalf of the Board all financial statements included in a prospectus or other similar document; and

11.
review and assess regularly:

(a)
the quality and acceptability of accounting policies and financial reporting practices used by the Corporation;

(b)
any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Corporation;

(c)
any new or pending developments, in accounting and reporting standards that may affect the Corporation;

(d)
the key financial estimates and judgments of management that may be material to the financial reporting of the Corporation;

(e)
policies related to financial disclosure risk assessment and management;

(f)
responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Corporation; and

92 TALISMAN ENERGY ANNUAL INFORMATION FORM

  (g)
  receive presentations by management and the Auditor regarding, and review, the accounting treatment of large transactions;

12.
review and, if determined to be satisfactory, approve the annual financial statements and, where required by law, audited financial statements of the Corporation's pension plans, based on advice from the Pension Management Committee; and

13.
appoint and, where necessary, terminate auditors of the Corporation's pension plans, based on advice from the Pension Management Committee.

B. External Audit

The Auditor shall be ultimately accountable to the shareholders of the Corporation, who shall be represented by the Board of Directors and the Audit Committee in their dealings with the Auditor. The Audit Committee shall recommend to the Board the auditor that will be proposed at the annual shareholders' meeting for appointment as the Auditor for the ensuing year. The Auditor shall report directly to the Audit Committee, which shall be responsible for compensation and retention of the Auditor and oversight of the Auditor's work (including resolution of disagreements between management and the Auditor regarding financial reporting).

At least annually, the Audit Committee shall require that the Auditor provide a formal written statement describing: (i) the firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the Auditor and the Corporation.

With respect to (iii) above and for more clarity, annually the Audit Committee shall obtain a written letter from the Auditor pursuant to the Independence Standards Board standard #1 disclosing all relationships between the Auditor and its related entities and the Corporation and its related entities, and confirming the Auditor's independence from the Corporation.

The Audit Committee shall not recommend to the Board that an auditor be appointed as the Auditor if the Corporation's Chief Executive Officer, Chief Financial Officer or Controller was employed by the auditor and participated in any capacity in the Corporation's audit during the one-year period preceding the date of the initiation of the Corporation's audit for which the Audit Committee is recommending the appointment. The Audit Committee shall review management's policies for hiring partners, employees and former partners and employees of the Auditor and former external auditor of the Corporation. The Audit Committee further shall ensure the independence of the Auditor by reviewing, and discussing with the Board if necessary, any relationships that may adversely affect the independence of the Auditor.

The Audit Committee shall review the planning and results of external audit activities and the ongoing relationship with the Auditor. In this regard the Audit Committee shall:

1.
review and, if determined to be satisfactory, pre-approve the terms of the annual external audit engagement plan, including but not limited to the following:

(a)
engagement letter;

(b)
objectives and scope of the external audit work;

(c)
materiality limit;

(d)
areas of audit risk;

(e)
staffing;

(f)
timetable; and

(g)
proposed fees;

TALISMAN ENERGY ANNUAL INFORMATION FORM 93

2.
annually, or as otherwise required by the Audit Committee, review a written report from the Auditor on the critical accounting policies of the Corporation;

3.
review and, if determined to be satisfactory, pre-approve all non-audit services, including tax services, the Auditor is to perform, and it shall consider the impact the provision of such services could have on the independence of the external audit work. The Audit Committee may delegate this authority to grant pre approvals to one or more designated members of the Audit Committee, provided that such delegates present their decisions to pre-approve services to the full Audit Committee at each of its scheduled meetings. The Audit Committee shall not permit the Auditor to perform any non-audit service prohibited by law applicable to the Corporation;

4.
meet with the Auditor and management to discuss the Corporation's annual financial statements and the Auditor's report, the interim financial statements, and management's discussion and analysis relating to both the annual and interim financial statements. Meetings with the Auditor and management shall be held separately, periodically, as scheduled by the Audit Committee;

5.
review and advise the Board with respect to the plan, conduct and reporting of the annual external audit, including but not limited to the following:

(a)
any audit problems or difficulties encountered, and management's response thereto, and any restriction imposed by management during the annual audit;

(b)
any significant accounting or financial reporting issue;

(c)
the Auditor's evaluation of the Corporation's system of internal controls and related procedures and documentation;

(d)
the post audit or management letter containing any of the Auditor's findings or recommendations, including management's response thereto and the subsequent follow-up to any identified control weaknesses; and

(e)
any other matters that the Auditor brings to the attention of the Audit Committee;

6.
prepare an Audit Committee report to be included in the Corporation's annual corporate governance disclosure; and

7.
fix the remuneration of the Auditor.

C. Internal Audit

The Audit Committee shall oversee the internal audit function of the Corporation and the relationship of the internal auditor with management. Periodically, the Audit Committee shall meet separately with each of the internal auditor and management. To assist the Board in fulfilling its oversight and monitoring obligations in this area, the Audit Committee shall:

1.
review and consider the appropriateness of the internal audit function and organizational framework;

2.
be involved in the appointment or removal of the internal auditor;

3.
support the independence of the internal audit function and the internal auditor;

4.
review and consider the appropriateness of the internal audit plan and resources; and

5.
review the findings of the internal auditor and consider the appropriateness of follow-up plans.

D. Internal Financial Control and Information Systems

The Audit Committee will review and obtain reasonable assurance that the internal financial control and information systems are operating effectively to produce accurate, appropriate and timely financial information. In this regard the Audit Committee will:

1.
obtain reasonable assurance by discussions with and reports from management, the internal auditor and the Auditor, that:

(a)
the information systems, security of information and disaster recovery plans are adequate and reliable; and

94 TALISMAN ENERGY ANNUAL INFORMATION FORM

  (b)
  the internal control systems and procedures are properly designed and effectively implemented;

2.
review the appointment of the Chief Financial Officer prior to his or her appointment and the adequacy of accounting and finance resources, as required; and

3.
ensure that direct and open communication exists among the Audit Committee, the Auditor and the internal auditor.

E. Insurance

The Audit Committee shall review insurance coverage of significant business risks and uncertainties.

F. Subsidiaries

The Audit Committee shall receive a report on the Corporation's material Subsidiaries, as requested from time to time, concerning any material non-routine structures e.g. special purpose entities, off balance sheet items or partnership arrangements.

G. Tax

The Audit Committee shall receive periodic reports from management on the status of filings including, if applicable, major associated issues.

H. Legal

The Audit Committee shall receive periodic reports from the General Counsel on legal matters affecting financial disclosure, including claims, potential claims and changes to legislation.

I. Investigations and Access to Management

The Audit Committee shall have the authority to direct and to supervise the investigation into any matter brought to its attention within the scope of its duties. It shall establish procedures for the receipt, retention and treatment of (i) complaints the Corporation may receive regarding accounting, internal accounting controls, or auditing matters, and (ii) confidential, anonymous submissions from Corporation employees expressing concern regarding questionable accounting or auditing matters.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties. The Audit Committee shall determine the appropriate amount of funding the Corporation shall provide for compensation of any such advisors.

In carrying out its responsibilities, the Audit Committee shall have access to such members of the Corporation's management as appropriate, including the persons having responsibility for:

1.
insurable risks, foreign currency and interest rate exposure and related derivatives;

2.
tax exposures and related reserves;

3.
systems security and system integrity recovery plans;

4.
compliance with domestic and international regulatory requirements (such as the Corruption of Foreign Public Officials Act and Foreign Corrupt Practices Act) and material legal exposures;

5.
plans and actions taken with respect to commodity price hedging;

6.
financial accounting; and

7.
internal audit.

The Audit Committee shall receive from management copies of any report of a material nature from regulators or government bodies which is relevant to the responsibilities of the Audit Committee set out in this mandate and of management's responses thereto.

TALISMAN ENERGY ANNUAL INFORMATION FORM 95

J. General

The Audit Committee shall review corporate policies that are within the scope of the roles and responsibilities specified by these terms of reference prior to submission for approval by the Board; monitor compliance on a regular basis; and ensure these policies are periodically reviewed and kept current.

The Audit Committee shall perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law and stock exchange requirements.

In respect of matters within its purview under this mandate and delegation, the Audit Committee shall assist the Board in its oversight of the Corporation's compliance with legal and regulatory requirements.

The Audit Committee shall report to the Board at each regularly scheduled Board meeting next succeeding any Committee meeting.

The Audit Committee shall evaluate its own performance annually.

96 TALISMAN ENERGY ANNUAL INFORMATION FORM

QuickLinks

Oil And Gas Reserves Forecast Prices And Costs
Net Present Values of Future Net Revenue Forecast Prices and Costs1 ($ Millions)
Future Net Revenue (Undiscounted) Forecast Prices and Costs ($ Millions)
Future Net Revenue by Production Group Forecast Prices and Costs